As filed with the Securities and Exchange Commission on April 26, 2006.
Subject to Amendment.
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
American Safety Insurance Holdings, Ltd.
(Exact name of each registrant as specified in its charter)

Bermuda	6411	Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
American Safety Insurance Holdings, Ltd.
44 Church Street
P.O. Box HM2064
Hamilton HM HX, Bermuda
(441) 296-8560
(Address, Including Zip Code, and Telephone Number, Including
Area Code of Each Registrant’s Principal Executive Offices)
Steven B. Mathis
American Safety Holdings Corp.
1845 The Exchange
Atlanta, Georgia 30339
(770) 916-1908
FAX: (678) 718-2694
(Address, Including Zip Code, and Telephone Number,
Including Area Codes of Agent For Service)
With Copies to:

W. Brinkley Dickerson, Jr. Troutman Sanders LLP 600 Peachtree Street, Suite 5200 Atlanta, Georgia 30308 (404) 885-3000 FAX: (404) 962-6743	Nancy H. Corbett Sidley Austin llp 787 Seventh Avenue New York, New York 10019 (212) 839-5300 FAX: (212) 839-5599
     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐
CALCULATION OF REGISTRATION FEE

	Amount	Proposed Maximum	Proposed Maximum	Amount of
Title of Shares	to be	Offering Price	Aggregate	Registration
to be Registered	Registered(1)	per Share(2)	Offering Price(2)	Fee(2)

Common Shares, par value $.01 per share	5,696,050	$17.44	$99,339,112	$10,630

(1)	Includes 742,963 Common Shares issuable upon exercise in full of the underwriters’ over-allotment option in full.

(2)	Estimated solely for purposes of calculating the registration fee which is calculated pursuant to Rule 457(o) under the Securities Act of 1933.
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

Subject to Completion, dated April 26, 2006
PROSPECTUS
4,953,087 Shares
AMERICAN SAFETY INSURANCE HOLDINGS, LTD.
Common Shares

        American Safety Insurance Holdings, Ltd. is offering 4,013,761 Common Shares, $.01 par value, and the selling shareholders are offering 939,326 Common Shares. We will not receive any proceeds from the sale of the Common Shares by the selling shareholders.
      The Common Shares are quoted on the New York Stock Exchange under the symbol “ASI.” On April 24, 2006, the last reported sale price of the Common Shares was $17.44 per share.
      You should carefully review the “Risk Factors” section beginning on page 11 in connection with this offering and an investment in the Common Shares.
       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Proceeds to
		Underwriting Discounts	American Safety	Proceeds to Selling
	Price to Public	and Commissions(1)	Insurance(2)	Shareholders

Per Share	$	$	$	$
Total(3)	$	$	$	$

(1)	American Safety Insurance and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See “Underwriting.”

(2)	Before deducting expenses of this offering payable by us estimated at $600,000.

(3)	This is a firm commitment underwriting. The selling shareholders have granted the underwriters the right to purchase up to an additional 742,963 Common Shares to cover over-allotments. The underwriters expect to deliver the shares to purchasers on or about . For further discussion, see “Underwriting.”
Keefe, Bruyette & Woods

Raymond James

BB&T Capital Markets
                                                                   a division of Scott & Stringfellow, Inc.
The date of this prospectus is                     , 2006

PROSPECTUS SUMMARY
      This summary highlights information from this prospectus that we believe is the most important regarding this offering. It may not contain all of the information that is important to you. You should read the entire prospectus carefully before investing in the Common Shares.
      The terms “we,” “our,” “us,” “Company” and “American Safety Insurance” refer to American Safety Insurance Holdings, Ltd. and, unless the context requires otherwise, include our subsidiaries.
Who We Are
      We are a specialty insurance company that provides customized insurance products and solutions to small and medium-sized businesses in industries that we believe are underserved by the standard insurance market. For twenty years, we have developed specialized insurance coverages and alternative risk transfer products not generally available to our customers in the standard insurance market because of the unique characteristics of the risks involved and the associated needs of the insureds. We specialize in underwriting these products for insureds with environmental risks and construction risks as well as in developing programs for other specialty classes of risks.
      We were formed in 1986 as an insurance company in Bermuda and began our operations providing insurance solutions to environmental remediation businesses in the U.S. at a time when insurance coverage for these risks was virtually unavailable. Since then, we have continued to identify opportunities in other industry sectors underserved by standard insurance carriers where we believe we can achieve strong and consistent returns on equity. We capitalize on these opportunities by (i) leveraging our strong relationships with agents and brokers, which we refer to as producers, among whom we believe we have a recognized commitment to the specialty insurance market, (ii) charging a higher premium for the risks we underwrite and the services we offer due to the limited availability of insurance coverages for these risks and (iii) mitigating our loss exposure through customized policy terms, specialized underwriting and proactive loss control and claims management.
      For the year ended December 31, 2005, our net earnings from insurance operations were $13.6 million, a 219.5% increase over 2004. For the same period, our net earnings were $14.7 million, or $2.05 per diluted share, compared to $14.8 million, or $2.01 per diluted share, for 2004. For the year ended December 31, 2005, our gross premiums written were $237.9 million, a 7.4% increase over 2004. At December 31, 2005, we had total assets of $697.1 million and shareholders’ equity of $118.4 million, or $17.54 per share.
Our Products
      Our core product segments include excess and surplus lines (“E&S”) and alternative risk transfer (“ART”).
      Excess and Surplus Lines. Excess and surplus lines insurers provide coverage for difficult to place risks that do not fit the underwriting criteria of insurance companies operating in the standard insurance market. We focus our excess and surplus lines segment on small to medium-sized businesses in industries such as environmental and construction because we believe that, due to the complex risk profile of those businesses and their smaller account sizes, there is less competition to underwrite these risks. We provide the following excess and surplus lines products:

•	Environmental. We underwrite various types of environmental risks, including contractors’ pollution liability, environmental consultants’ professional liability and environmental impairment liability. We do not provide coverage for manufacturers or installers of products containing asbestos that have been the subject of class action lawsuits, but instead insure the contractors who remediate asbestos.

•	Construction. We underwrite various types of residential and commercial construction risks. Our construction insurance coverages consist mostly of primary general and excess general liability coverages for insureds primarily located in the western U.S. Also included in our construction business line are other insurance coverages for underserved markets, including general liability for building owners and equipment dealers and products liability for product manufacturers and distributors.

•	Surety. We are listed as an acceptable surety on federal bonds, commonly known as a “Treasury-listed” or “T listed” surety, primarily providing contract performance and payment bonds to environmental contractors and general construction contractors in 47 states and the District of Columbia.
      Alternative Risk Transfer. In the alternative risk transfer market, companies provide insurance and risk management products for insureds who want more control over the claims administration process and who pay very high insurance premiums or are unable to find adequate insurance coverage. We provide the following alternative risk transfer products:

•	Specialty Programs. Working with third party program managers, reinsurance intermediaries and reinsurers, we target small and medium-sized businesses with homogenous groups of specialty risks where the principal insurance requirements are general, professional or pollution liability. We outsource the underwriting and administration duties for these programs to program managers with established underwriting expertise in the specialty program area. Our specialty programs consist primarily of casualty insurance coverages for construction contractors, pest control operators, small auto dealers, real estate brokers, apartment owners, restaurant owners, tavern owners, bail bondsmen and Hawaii taxicab operators.

•	Fully-Funded. Fully-funded policies allow us to meet the needs of insureds that, due to the nature of their businesses, pay very high insurance premiums or are unable to find adequate insurance coverage. Typically, our insureds are required to maintain insurance coverage to operate their businesses and the fully-funded product allows these insureds to provide evidence of insurance, yet at the same time maintain more control over insurance costs and handling of claims. We do not assume underwriting risk on these polices, but instead earn fees for providing the policies, which are recorded as premiums. We write fully-funded general and professional liability policies for businesses operating primarily in the healthcare and construction industries.
      The following table sets forth our of gross premiums written (in thousands) by business line and the allocation of those premiums for the years ended December 31, 2003, 2004 and 2005:

	Gross Premiums Written				Percentage of Total Gross
	Year Ended December 31,				Premiums Written

	2003	2004	2005		2003	2004	2005

E&S
Environmental	$34,603	$44,157	$51,014		16.3%	19.9%	21.4%
Construction	85,793	96,905	95,406		40.3	43.7	40.1
Surety	737	1,725	2,581		0.3	0.8	1.1

Total	121,133	142,787	149,001		56.9	64.4	62.6

ART
Specialty Programs	73,152	76,264	85,138		34.4	34.4	35.8
Fully-Funded	538	1,281	3,822		0.3	0.6	1.6

Total	73,690	77,545	88,960		34.7	35.0	37.4

Runoff	17,844	1,243	(81	) (1)	8.4	0.6	—

Total	$212,667	$221,575	$237,880		100.0%	100.0%	100.0%

(1)	Represents premiums returned to insureds by us.

      The following table sets forth our net premiums written (in thousands) by business line and the allocation of those premiums for the years ended December 31, 2003, 2004 and 2005:

	Net Premiums Written				Percentage of Total Net
	Year Ended December 31,				Premiums Written

	2003	2004	2005		2003	2004	2005

E&S
Environmental	$27,233	$35,024	$41,477		20.7%	26.5%	29.5%
Construction	73,572	77,894	78,026		55.9	59.0	55.5
Surety	734	1,174	1,345		0.6	0.9	1.0

Total	101,539	114,092	120,848		77.2	86.4	86.0

ART
Specialty Programs	15,152	17,273	19,712		11.5	13.1	14.0
Fully-Funded	—	257	2,037		—	0.2	1.4

Total	15,152	17,530	21,749		11.5	13.3	15.5

Runoff	14,787	299	(2,045	) (1)	11.3	0.3	(1.5)

Total	$131,478	$131,921	$140,552		100.0%	100.0%	100.0%

(1)	Represents premiums returned to insureds by us.
Our Competitive Strengths
      We believe that certain aspects of our business model support our competitive position in the specialty insurance market, including:

•	Focus on underserved insurance markets. We focus on providing insurance products and solutions to niche, underserved markets which exhibit less competition than the standard insurance market and where we have specialized expertise. The coverages we provide are typically nondiscretionary for the insurance buyer, where the purchase of the insurance coverage is required for the continued operation of the insured’s business. We believe that we have developed an effective approach to identifying voids in the insurance market where we have more flexibility over the premiums we can charge and the terms and conditions we can offer for our policies.

•	Versatile organizational structure. Unlike many of our specialty market competitors, our structure includes both Bermuda-domiciled reinsurance and captive companies and U.S.-domiciled admitted and non-admitted insurance companies and a non-affiliated risk retention group. This structure gives us the flexibility to utilize our U.S.-domiciled insurance companies to write admitted and non-admitted policies, our Bermuda reinsurance companies to act as a reinsurer of those policies, our Bermuda captive to serve as a risk sharing vehicle for program managers and insureds and our risk retention group to write policies without having to qualify to do so in each state. Our organizational structure allows us to effectively respond to market trends and to meet the needs of our producers and insureds.

•	Commitment to underwriting discipline. Our assessment of our ability to produce an underwriting profit is a driving factor in deciding whether or not to expand our business or, conversely, to contract our capacity in the markets we serve. Our loss ratio, as compared to the property and casualty industry average, is a testament to our underwriting discipline. According to Best’s Aggregates and Averages for Property and Casualty Insurers published by A.M. Best Company (“A.M. Best”), from 1998 through 2004 the average net loss ratio for the property and casualty industry was 79.2%, while our average net loss ratio over the same time period was 58.2%.

•	Proactive claims management and loss control practices. We emphasize a fair but firm claims handling philosophy. Our adjusters promptly and thoroughly investigate claims and strictly adhere to the terms and conditions of our policies. We also employ loss control practices designed to monitor and improve our insureds’ safety and quality control procedures. Claims management and loss control play an important part in our underwriting process by enhancing our underwriters’ awareness of emerging issues.

•	Valuable distribution relationships. We utilize the services of producers to attract new business and to retain existing clients. During our twenty-year history, we have developed strong relationships with producers who we believe consider us to be a preferred source for insurance solutions for unique or difficult to place risks. We currently market our products through over 230 producers in all 50 states and the District of Columbia.

•	Strong financial strength rating. We are rated “A” (Excellent), with a “negative” outlook, and have been assigned a financial size category of VIII by A.M. Best. We believe our rating from A.M. Best is important to our producers and insureds because it instills confidence in our capital strength and ability to pay claims. A.M. Best assigned a “negative” outlook to the rating in September 2004 in response to our reserve strengthening in the second quarter of 2004 because of a concern by A.M. Best with the underwriting results from our core business lines and the potential for further reserve strengthening in the future. A.M. Best reaffirmed this rating and outlook in November 2005. A.M. Best’s rating and outlook should not be considered as an investment recommendation. For additional information on our A.M. Best rating, see “Risk Factors” and “Business — Rating.”
Our Strategy
      We intend to support the managed growth of our business and enhance shareholder value as follows:

•	Increase our retention of the business we currently write. In the past, we have relied heavily on reinsurance due to capital and rating agency considerations. In July 2005, however, we ceased purchasing reinsurance on the primary general liability portion of our construction business line. We made this decision after performing a loss cost and dynamic financial analysis and concluding that our reinsurance purchases were uneconomical. We believe retaining this exposure will enhance our financial results and returns on capital. We also plan to reduce our dependence on reinsurance and increase our retention of the business that we write in other areas such as specialty programs, environmental and surety.

•	Grow opportunistically our core business lines. We plan to grow opportunistically our business in markets where we have specialized expertise to control risk and maximize underwriting profits, both by expanding premium writings in existing products and by expanding in geographic areas where we have less market presence.

•	In our environmental business line, approximately 5.0% of our gross premiums written are generated from our environmental impairment liability product. We plan to expand writings in this product and have recently added underwriting expertise necessary to support this growth. We also intend to contribute to the expansion of the environmental business line by increasing our web-based distribution capabilities.

•	In our construction business line, 97.3% of our gross premiums written are generated from policies written in the western U.S., primarily California. We plan to expand geographically in response to decreasing availability of general liability insurance for residential contractors in other areas of the U.S.

•	In our alternative risk transfer segment, we plan to expand writings of our fully-funded product by increasing our distribution sources. A significant portion of our fully-funded fees are generated through five producers. We also plan to expand our specialty program business line by adding new programs as well as increasing our capacity in existing programs. For example, in January 2006 we implemented a new program providing general liability coverage for owners of senior habitational facilities.

•	Grow into new product lines. In the past, we have identified profitable opportunities in underserved sectors of the insurance industry to expand our business lines and products. We plan opportunistically to develop new insurance products outside our core business lines for customers in underserved markets. As an example, in 2004 we introduced our fully-funded business line, which reflected our ability to expand our product offerings to meet the specific insurance needs of our customers.

•	Pursue potential acquisitions on a selective basis. We continually pursue opportunities to acquire managing general agents, program managers, specialty books of business and experienced underwriting teams with a demonstrated history of profitable underwriting in specialty business lines. The acquisition of managing general agents and program managers would present an opportunity to grow our specialty program business, and the acquisition of specialty books of business and experienced underwriting teams would provide an opportunity to expand our product offerings. Historically, acquisitions have not played a large role in our business, but we expect them to be an important part of our strategy in the future.

•	Leverage our investments in information technology and enhance operational efficiencies. We have worked extensively to increase the efficiency and decrease the cost of processing the business we produce. We believe our technology is scalable and can be modified at minimal cost to accommodate our growth. We expect that our investments in information technology and improved operational efficiency will contribute to a lower expense ratio as we achieve premium growth over time. For more information on the investments we have made in information technology, see “Business — Technology.”

•	Actively manage our capital. The level of capital that we maintain, and how we deploy that capital, is an important factor in maintaining our “A” (Excellent) financial strength rating from A.M. Best. In evaluating our strategic initiatives, we actively consider the associated impact that these initiatives may have on our capital requirements. We believe our rating from A.M. Best is a competitive advantage to us and maintaining it will be a principal consideration in our decisions regarding growth and capital management.
Our Challenges
      As part of the evaluation of our business, you should consider the challenges we face in implementing our business strategy, including but not limited to the following:

•	A downgrade in our A.M. Best rating or increased capital requirements could impair our ability to sell insurance policies.

•	The risks we underwrite are concentrated in relatively few industries.

•	Our actual incurred losses may be greater than our reserves for losses and loss adjustment expenses.

•	We may be unable to recover amounts due from our reinsurers.

•	We are subject to risks related to litigation.

•	Policy pricing in our industry is cyclical, and our financial results are impacted by that cyclicality.

•	Our industry is subject to significant and increasing regulatory scrutiny.
      For further discussion of these and other risks we face, see “Risk Factors.”
Our Offices
      Our office is located at 44 Church Street, Hamilton, Bermuda, and the telephone number is (441) 296-8560. The corporate offices of our U.S. subsidiaries are located at 1845 The Exchange, Atlanta, Georgia 30339, and the telephone number is (770) 916-1908.

Recent Developments

Results for the Three Months Ended March 31, 2006 and 2005
      The following table sets forth summary unaudited financial and other data as of and for the three months ended March 31, 2005 and 2006:

	Three Months Ended
	March 31,

	2005	2006

	(In thousands, except per
	share data and ratios)
Operating Data:
Gross premiums written	$64,211	$53,183
Net premiums written	36,770	33,578
Net premiums earned	34,621	35,057
Net investment income	3,156	4,544
Net realized gains	52	363
Total revenue	40,140	40,028
Losses and loss adjustment expenses incurred	20,781	22,155
Acquisition expenses	7,126	6,977
Interest expense	267	903
Minority interest	588	(472)
Total expenses	36,243	35,911
Earnings before income taxes	3,897	4,117
Net earnings	$3,646	$4,101
Net earnings per share:
Basic	$0.54	$0.61
Diluted	$0.50	$0.57
GAAP Underwriting Ratios:
Losses and loss adjustment expenses ratio(1)	60.0%	63.2%
Expense ratio(2)	34.5%	36.4%

Combined ratio(3)	94.5%	99.6%

	December 31,	March 31,
	2005	2006

Balance Sheet Data (at end of period):
Total investments	$415,497	$421,544
Total assets	697,135	709,575
Unpaid losses and loss adjustment expenses	394,873	403,197
Unearned premiums	100,241	96,828
Loans payable	37,810	37,794
Total liabilities	578,700	589,867
Total shareholders’ equity	118,435	119,707
Book value per share	$17.54	$17.66
Debt to total capitalization(4)	24.2%	24.0%

(1)	Losses and loss adjustment expenses ratio: The loss ratio is the ratio, expressed as a percentage, of losses and loss adjustment expenses to net premiums earned, net of the effects of reinsurance.

(2)	Expense ratio: The expense ratio is the ratio, expressed as a percentage, of acquisition and other operating expenses to net premiums earned. Our reported expense ratio excludes certain holding company expenses such as interest expense as well as real estate and rescission expenses.

(3)	Combined ratio: The combined ratio is the sum of the losses and loss adjustment expenses ratio and the expense ratio.

(4)	Debt to total capitalization ratio: The debt to total capitalization ratio is the ratio, expressed as a percentage, of total debt to the sum of total debt and shareholders’ equity. The Company’s total debt consists solely of loans payable.

     Net earnings for the three months ended March 31, 2006 increased 12.5% to $4.1 million, or $0.57 per diluted share, compared to $3.6 million, or $0.50 per diluted share, for the same period in 2005.
      Financial highlights in the quarter included:

•	Book value increased to $17.66 per outstanding share and $16.65 per diluted share.

•	Net investment income increased 44.0% to $4.5 million.

•	Net premiums written decreased 8.7% to $33.6 million.

•	Net premiums earned increased 1.3% to $35.1 million.

•	The combined ratio increased to 99.6% from 94.5%
      The 2006 first quarter results include a $2.8 million charge related to the settlement of a prior year claim, which primarily arose from our runoff workers’ compensation business line. We do not expect a recurrence of this type of claim in the future. The settlement reduced net premiums earned by $1.8 million due to reinsurance reinstatement premiums, and increased losses and loss adjustment expenses by $1.0 million. Net of $1.3 million in minority interest and taxes, the impact of the settlement of the claim on net earnings was $1.5 million. We previously reported a charge in the third quarter of 2005 of $2.3 million for reinsurance reinstatement premiums associated with this claim after an increase in the case reserves based on the input from an outside law firm and an independent consultant. We elected to settle the case in late March 2006 for an amount exceeding the established reserve as a result of additional information received during a mediation process, creating the earnings charge in the first quarter. The combined ratio for the quarter increased to 99.6%, comprised of a loss ratio of 63.2% and an expense ratio of 36.4%. The claim settlement increased the loss ratio by 5.7 percentage points and the expense ratio by 1.8 percentage points. The 2005 first quarter combined ratio was 94.5%, comprised of a loss ratio of 60.0% and expense ratio of 34.5%.
      Revenues for the quarter totaled $40.0 million compared to $40.1 million in 2005 as increased premiums earned, investment income and realized gains on investments significantly offset the non-recurring real estate income generated during the first quarter of 2005. Net premiums written for the quarter decreased 8.7% to $33.6 million. Included in this decrease are the reinstatement premiums discussed above, which represent 4.9 percentage points of this decrease. Net premiums earned increased 1.3% to $35.1 million. Included in this increase are the reinstatement premiums discussed above, which reduced the increase by 5.1 percentage points. The decrease in net premiums written was driven primarily by decreased premium writings in our construction business line. The increase in net premiums earned was primarily the result of higher earned premiums in the specialty programs and environmental business lines. Book value per outstanding share increased to $17.66 from $17.54 at December 31, 2005 due to net earnings of $4.1 million, partially offset by an increase in unrealized losses on investments due to changes in market interest rates.

The Offering

Shares of Common Stock offered by us	4,013,761 shares

Shares of Common Stock offered by selling shareholders	939,326 shares(1)

Price	$17.44 per share

Shares of Common Stock to be issued and outstanding after the offering	10,831,092 shares(2)

Use of proceeds	See “Use of Proceeds.”

NYSE market symbol	ASI

Risk factors	See “Risk Factors.”

(1)	This number does not include the 742,963 shares that the underwriters have the option to purchase to cover over-allotments.

(2)	Excludes 910,133 Common Shares that are subject to stock options.

Summary Financial Data
      The following consolidated financial data presented below, as of or for each of the years ended December 31, 2003, December 31, 2004 and December 31, 2005, are derived from our audited consolidated financial statements. This data is qualified in its entirety by reference to and, therefore, should be read together with, the detailed information and financial statements appearing elsewhere in this prospectus.

Year Ended December

2003	2004	2005

(In thousands, except per share data and
ratios)
Statement of Operations Data:
Gross premiums written	$212,667	$221,576	$237,880
Net premiums written	131,478	131,921	140,552
109,33 Net premiums earned	4 136,39	1 138,53	6
Net investment income	5,801	9,773	14,316
Net realized gains (losses)	3,139	208	(54)
Real estate sales	57,555	67,967	3,000
Total revenue	175,991	214,656	155,874
65,83 Losses and loss adjustment expenses incurred	4 93,50	3 84,40	6
Acquisition expenses	21,818	26,529	28,512
Real estate expenses	53,999	55,480	2,439
10,09 Earnings before income taxes	0 18,45	3 16,04	8
Net earnings	7,414	14,757	14,656
Net earnings per share:
Basic	$1.45	$2.15	$2.18
Diluted	$1.42	$2.01	$2.05
Common shares and common share equivalents used in computing net basic earnings per share	5,106	6,864	6,737
Common shares and common share equivalents used in computing net diluted earnings per share	5,234	7,343	7,164
Balance Sheet Data (at end of period):
Total investments, excluding real estate	$222,418	$327,037	$415,497
Total assets	514,260	584,160	697,135
Unpaid losses and loss adjustment expenses	230,104	321,624	394,873
Unearned premiums	99,939	93,798	100,241
Loans payable	30,441	13,019	37,810
Total liabilities	418,916	475,380	578,700
Total shareholders’ equity	95,344	108,780	118,435
GAAP Underwriting Ratios:
Losses and loss adjustment expenses ratio(1)	60.2%	68.6%	60.9%
Expense ratio(2)	36.6%	34.1%	36.9%

Combined ratio(3)	96.8%	102.7%	97.8%
Other Data:
Return on average shareholders’ equity(4)	6.9%	14.6%	13.0%
Debt to total capitalization(5)	24.2%	10.7%	24.2%
Net premiums written to equity	1.4	x	1.2	x	1.2	x

(1)	Losses and loss adjustment expenses ratio: The loss ratio is the ratio, expressed as a percentage, of losses and loss adjustment expenses to net premiums earned, net of the effects of reinsurance.

(2)	Expense ratio: The expense ratio is the ratio, expressed as a percentage, of acquisition and other operating expenses to net premiums earned. Our reported expense ratio excludes certain holding company expenses such as interest expense as well as real estate and rescission expenses.

(3)	Combined ratio: The combined ratio is the sum of the losses and loss adjustment expenses ratio and the expense ratio.

(4)	Return on average shareholders’ equity: Return on average shareholders’ equity is the ratio, expressed as a percentage, of net earnings to the average of the beginning of period and end of period total shareholders’ equity.

(5)	Debt to total capitalization ratio: The debt to total capitalization ratio is the ratio, expressed as a percentage, of total debt to the sum of total debt and shareholders’ equity. The Company’s total debt consists solely of loans payable.

RISK FACTORS
      An investment in the Common Shares involves a number of risks, some of which relate to American Safety Insurance and its business, some of which relate to the property and casualty insurance industry generally and some of which relate to the Common Shares. You should carefully review the following information about these risks together with other information contained in this prospectus before purchasing any Common Shares.
Risk Factors Relating to American Safety Insurance

A downgrade in our A.M. Best rating or increased capital requirements could impair our ability to sell insurance policies.
      Some policyholders are required to obtain insurance coverage from insurance companies that have an “A-” (Excellent) rating or higher from A.M. Best, the most widely recognized insurance company rating agency. Additionally, many producers are prohibited by their internal guidelines from representing insurance companies that are rated below “A-” (Excellent) by A.M. Best. In November 2005, A.M. Best reaffirmed its rating of “A” (Excellent), with a “negative” outlook on a group basis of American Safety Insurance, including our two U.S. insurance subsidiaries, our Bermuda reinsurance subsidiary and our U.S. non-subsidiary risk retention group affiliate. An “A” (Excellent) rating is assigned to companies that have, in the opinion of A.M. Best, an excellent ability to meet their ongoing obligations to policyholders. A.M. Best assigned a “negative” outlook to the rating in September 2004 in response to our reserve strengthening in the second quarter of 2004 because of a concern by A.M. Best with the underwriting results from our core business lines and the potential for further reserve strengthening in the future. A.M. Best reaffirmed this rating and outlook in November 2005. If A.M. Best requires us to increase our capital in order to maintain our rating and we are unable to raise the required amount of capital to be contributed to our insurance subsidiaries, A.M. Best may downgrade us.
      A.M. Best assigns ratings that represent an independent opinion of an insurer’s ability to meet its obligations to policyholders that is of concern primarily to policyholders, insurance brokers and agents and its rating and outlook should not be considered an investment recommendation. Because A.M. Best continually monitors companies with regard to their ratings, our ratings could change at any time, and any downgrade of our current rating could impair our ability to sell insurance policies and, ultimately, our financial condition and operating results.

The exclusions and limitations in our policies may not be enforceable.
      We draft the terms and conditions of our excess and surplus lines policies to manage our exposure to expanding theories of legal liability in business lines such as asbestos abatement, construction defect, environmental and professional liability. Many of the policies we issue include exclusions or other conditions that define and limit coverage. In addition, many of our policies limit the period during which a policyholder may bring a claim under the policy, which period in many cases is shorter than the statutory period under which these claims can be brought against our policyholders. While these exclusions and limitations help us assess and control our loss exposure, it is possible that a court or regulatory authority could nullify or void an exclusion or limitation, or legislation could be enacted modifying or barring the use of these exclusions and limitations, particularly with respect to evolving business lines such as construction defect. This could result in higher than anticipated losses and loss adjustment expenses by extending coverage beyond our underwriting intent or increasing the number or size of claims, which could have a material adverse effect on our operating results. In some instances, these changes may not become apparent until some time after we have issued the insurance policies that are affected by the changes. As a result, the full extent of liability under our insurance contracts may not be known for many years after a policy is issued.

The risks we underwrite are concentrated in relatively few industries.
      We focus much of our underwriting on specialty risks in the construction and environmental remediation industries. For the year ended December 31, 2005, approximately 61.6% of our gross premiums written were in these two industries. In addition, we plan to use a portion of the net proceeds from this offering to increase our retention in certain business lines that we currently write, increasing our exposure to unfavorable changes in these industries. Accordingly, our operating results could be more exposed than our more diversified competitors to unfavorable changes in business, economic or regulatory conditions, changes in federal, state or local environmental standards and establishment of legal precedents affecting these industries. Similarly, a significant incident impacting one of these industries that has the effect of increasing claims generally (or their settlement value) could negatively impact our financial condition and operating results.

We may respond to market trends by expanding or contracting our underwriting activities, which may cause our financial results to be volatile.
      Although we perform substantial due diligence and risk analysis before entering into a new business line or insuring a new type of risk, and carefully assess the impact of exiting a business line, changing business lines inherently has more risk than remaining in the same business lines over a period of time. Because we actively seek to expand or contract our capacity in the markets we serve in response to factors such as loss experience and premium production, our operating results may experience material fluctuations.

Our industry is highly competitive and we may lack the financial resources to compete effectively.
      We believe that competition in the specialty insurance markets that we target is fragmented and not dominated by one or more competitors. We face competition from several companies, such as insurance companies, reinsurance companies, underwriting agencies, program managers and captive insurance companies. Many of our competitors are significantly larger and possess greater financial, marketing and management resources than we do. We compete on the basis of many factors, including coverage availability, claims management, payment terms, premium rates, policy terms, types of insurance offered, overall financial strength, financial strength ratings and reputation. If any of our competitors offers premium rates, policy terms or types of insurance that are more competitive than ours, we could lose business. If we are unable to compete effectively in the markets in which we operate or to establish a competitive position in new markets, our financial condition and operating results would be adversely impacted.

Our actual incurred losses may be greater than reserves for our losses and loss adjustment expenses.
      Insurance companies are required to maintain reserves to cover their estimated liability for losses and loss adjustment expenses with respect to both reported and incurred but not reported (“IBNR”) claims. Reserves are estimates at a given time involving actuarial and statistical projections of what we expect to be the cost of the ultimate resolution and administration of claims. These estimates are based on facts and circumstances then known, predictions of future events, estimates of future trends, projected claims frequency and severity, potential judicial expansion of liability precedents, legislative activity and other factors, such as inflation. A full actuarial analysis of our reserves is performed on an annual basis, which may include reserve studies, rate studies and regulatory opinions.
      Notwithstanding these efforts, the establishment of appropriate reserves for losses and loss adjustment expenses is an inherently uncertain process, particularly in the environmental remediation industry, construction industry and some of the other industries for which we write policies where extensive historical data may not exist or where the risks insured are long-tail in nature, in that claims that have occurred may not be reported to us for long periods of time. For instance, there is little empirical data for residential construction defect claims and hence, traditional actuarial analysis may be inapplicable or less reliable, which may cause our reserve estimates for this business line to be more volatile. Due to these uncertainties, our ultimate losses could materially exceed our reserves for losses and loss adjustment expenses, especially in business lines where we intend to increase our risk retention. For example, during the last two years, we increased our loss reserves as a result of litigation matters specifically related to our construction lines policies and policies written on runoff lines, which lowered our net earnings and shareholders’ equity during these periods.
      To the extent that reserves for losses or loss adjustment expenses are estimated in the future to be inadequate, we would have to increase our reserves and incur charges to earnings in the periods in which the reserves are increased. In addition, increases in reserves may also cause additional reinsurance premiums to be payable to our reinsurers in the form of reinstatement premiums. These increases in reserves and reinstatement premiums would adversely impact our financial condition and operating results. To the extent any individual case reserves prove to be inadequate, our financial condition and operating results would be adversely affected. For more information on our losses and loss adjustment expenses, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

If we are unable to obtain reinsurance on favorable terms, our ability to write new polices would be adversely affected.
      Reinsurance is a contractual arrangement under which one insurer (the ceding company) transfers to another insurer (the reinsurer) a portion of the liabilities that the ceding company has assumed under an insurance policy it has issued. Our business continues to involve ceding portions of the risks that we underwrite to reinsurers. The availability and cost of reinsurance are subject to prevailing market conditions that are beyond our control and are factors that could materially impact our financial condition and operating results. There is no certainty that reinsurance will continue to be available in the form or in the amount that we require or, if available, at an affordable cost. The availability of reinsurance is dependent not only on reinsurers’ reactions to the specific risks that we underwrite, but also events that impact the overall reinsurance industry, such as the recent hurricanes in 2005. If we are unable to maintain or replace our reinsurance, our total loss exposure would increase and, if we were unwilling or unable to assume that increase in exposure, we would be required to mitigate the increase in exposure by writing fewer policies or writing policies with lower limits or different coverage.

We may be unable to recover amounts due from our reinsurers.
      While reinsurance contractually obligates the reinsurer to reimburse us for a portion of our losses, it does not relieve us of our primary financial liability to our insureds. If our reinsurers are either unwilling or unable to pay some or all of the claims made by us on a timely basis, we bear the financial exposure. As a result, we are subject to credit risk with respect to our reinsurers. The total amount of reinsurance recoverables at December 31, 2005 was $203.4 million, or 171.7% of shareholders’ equity for the year ended December 31, 2005. Of this amount, $72.2 million, or approximately 35.5% of the total amount recoverable is collateralized by cash, irrevocable letters of credit or other acceptable forms of collateral posted by the reinsurer.
      We purchase reinsurance from reinsurers we believe to be financially sound. We have written reinsurance security procedures that establish financial requirements for reinsurance companies that must be met prior to reinsuring any of the business we write. Among these requirements is a stipulation that reinsurance companies must have an A.M. Best rating of at least “A-” (Excellent) and a financial size category of Class VIII or greater at the time of writing any reinsurance unless sufficient collateral has been provided at the time we enter into our reinsurance agreement. A financial size category of Class VIII is assigned by A.M. Best to companies with adjusted policyholder surplus of $100 million to $250 million, which, on a statutory basis of accounting, is the amount remaining after all liabilities, including loss reserves, are subtracted from all admitted assets. We have also established an internal reinsurance security committee, consisting of members of senior management, which meets quarterly to discuss and approve reinsurance security. To protect against our reinsurers’ inability to satisfy their contractual obligations to us, our reinsurance contracts stipulate a collateral requirement for reinsurance companies that do not meet the financial strength and size requirements described above. These collateral requirements can be met through the issuance of unconditional letters of credit, the establishment and funding of escrow accounts for our benefit or cash advances paid into a segregated account. In the event collateral is not sufficient, there is no certainty that these reinsurers will be able to provide additional capital.
      We are unable to ensure the credit worthiness of our reinsurers. For example, in 2005 and 2006, as a result of significant adverse loss reserve development, A.M. Best and Standard and Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”), downgraded the financial strength ratings of the insurance and reinsurance operating subsidiaries of Alea Group Holdings (Bermuda) Ltd. (“Alea”) several times. Subsequently, Alea requested that A.M. Best withdraw all ratings of Alea. A.M. Best currently has assigned an NR-4 (Company Request) to Alea. As of December 31, 2005, our unsecured estimated net exposure to Alea was approximately $8.8 million, primarily related to our specialty programs business line. This estimate was based upon our estimates of losses and will not reflect our exposure if our actual losses differ from those estimates. While Alea continues to indemnify us under our reinsurance agreements, we are in the process of removing Alea as one of our reinsurers.

We are subject to risks related to litigation.
      From time to time, we are subject to lawsuits and other claims arising out of our insurance and real estate operations. We have responded to the lawsuits we face and, although the outcome of these lawsuits cannot be predicted, we believe that there are meritorious defenses and intend to vigorously contest these claims. Adverse judgments in one or more of these lawsuits could require us to change aspects of our operations in addition to paying significant damage amounts. In addition, the expenses related to these lawsuits may be significant. Lawsuits can have a material adverse effect on our business and operating results, particularly where we have not established an accrual, or a sufficient accrual, for damages or expenses. For information on the material litigation in which we are involved, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Legal Proceedings.”

We rely on independent insurance agents and brokers to market our products.
      We market most of our insurance products through approximately 230 independent insurance agents and brokers, which we refer to as producers. These producers are not obligated to promote our products and may sell competitors’ products. Our profitability depends, in part, on the marketing efforts of these producers and on our ability to offer insurance products and services while maintaining financial strength ratings that meet the requirements of our producers and their customers. The failure or inability of producers to market our insurance products successfully would have a material adverse effect on our business and operating results. Furthermore, as of December 31, 2005, approximately 45.0% of our gross premiums written for our excess and surplus lines segment (or approximately 28.2% of our aggregate gross premiums written) were produced through two producers (who focus on our construction business line). The loss of one or more of these producers could have a material adverse effect on our operating results.

We are subject to credit risk in connection with producers that market our products.
      In accordance with industry practice, when the insured pays premiums for our policies to producers for payment over to us, these premiums are considered to have been paid and, in most cases, the insured is no longer liable to us for those amounts, whether or not we actually have received the premiums. Consequently, we assume a degree of credit risk associated with the producers with whom we choose to do business. To date, we have not experienced any material losses related to these credit risks.

Our growth strategy is dependent on several factors, the failure to achieve any one of which may impair our ability to expand our operations or may prevent us from operating profitably.
      Our growth strategy includes expanding in our existing markets, entering new geographic markets, creating relationships with new producers and developing new insurance products. In order to generate this growth, we are subject to various risks, including risks associated with our ability to:

•	identify insurable risks not adequately served by the standard insurance market;

•	maintain adequate levels of capital;

•	obtain reinsurance on favorable terms;

•	obtain necessary regulatory approvals when writing on an admitted basis;

•	attract and retain qualified personnel to manage our expanded operations; and

•	maintain our financial strength ratings.
      Our inability to achieve any of the above objectives could affect our growth strategy and may cause our business and operating results to suffer.

If we lose key personnel or are unable to recruit qualified personnel, our ability to implement our business strategies could be delayed or hindered.
      Our future success will depend, in part, upon the efforts of our executive officers and other key personnel. Our ability to recruit and retain key personnel will depend upon a number of factors, such as our results of operations, business prospects and the level of competition then prevailing in the market for qualified personnel. The loss of any of these officers or other key personnel or our inability to recruit key personnel could prevent us from fully implementing our business strategies and could materially adversely affect our business, financial condition and operating results.

We routinely evaluate opportunities to expand our business through acquisitions of other companies or business lines. There are many risks associated with acquisitions that we may be unable to control.
      We evaluate potential acquisition opportunities as a means to grow our business. There are a number of risks attendant to any acquisition. These risks include, among others, the difficulty in integrating the operations and personnel of an acquired company; potential disruption of our ongoing business; inability to successfully integrate acquired systems and insurance programs into our operations; maintenance of uniform standards, controls and procedures; possible impairment of relationships with employees and insureds of an acquired business as a result of changes in management; and that the acquired business may not produce the level of expected profitability. As a result, the impact of any acquisition on our future performance may not be consistent with original expectations, and may impair our business, financial condition and operating results.

We may require additional capital in the future, which may not be available or may only be available on unfavorable terms.
      Our future capital requirements depend on many factors, including our ability to write profitable new business, retain existing customers and establish premium rates and reserves at levels sufficient to cover losses and related expenses. To the extent that the net proceeds from this offering are insufficient to fund future operating costs and potential losses and loss adjustment expenses, we may need to raise additional funds through financings or curtail our growth. Many factors will affect our capital needs and their amount and timing, including our growth and profitability, our claims experience and the availability of reinsurance, as well as possible acquisition opportunities, market disruptions and other unforeseeable developments. If we have to raise additional capital, equity or debt financing may not be available at all or may be available only on terms that are unfavorable to us. In the case of equity financings, dilution to our shareholders could result. In any case, those securities may have rights, preferences and privileges that are senior to those of the Common Shares offered hereby. In the case of debt financings, we may be subject to covenants that restrict our ability to freely operate our business. If we cannot obtain adequate capital on favorable terms or at all, we may not have sufficient funds to implement our operating plans and our business, financial condition and operating results could be adversely affected.

Changes in the value of our investment portfolio may have a material impact on our operating results.
      We derive a significant portion of our net income from our invested assets. As a result, our operating results depend in part on the performance of our investment portfolio. As of, and for the year ended, December 31, 2005, the fair value of our investment portfolio was $415.5 million and our income derived from these assets was $14.3 million, or 89.2% of our pre-tax earnings. Our investment portfolio is subject to various risks, including:

•	credit risk, which is the risk that our invested assets will decrease in value due to unfavorable changes in the financial prospects or a downgrade in the credit rating of an entity in which we have invested;

•	interest rate risk, which is the risk that our invested assets may decrease due to changes in interest rates;

•	equity price risk, which is the risk that we will incur economic loss due to a decline in equity prices; and

•	duration risk, which is the risk that our invested assets may not adequately match the duration of our insurance liabilities.
      Our investment portfolio is comprised mostly of fixed-income securities. We do not hedge our investments against interest rate risk and, accordingly, changes in interest rates may result in fluctuations in the value of these investments.
      Our investment portfolio is managed by a professional investment management firm in accordance with detailed investment guidelines established by our Board of Directors that stress diversification of risks, conservation of principal and liquidity. If our investment portfolio is not appropriately matched with our insurance and reinsurance liabilities, we may be forced to liquidate investments prior to their maturity at a significant loss in order to cover these liabilities. This might occur, for instance, in the event of a large or unexpected claim or series of claims. Large investment losses could significantly decrease our asset base, thereby affecting our ability to underwrite new business. For more information about our investment portfolio, see “Business — Investments.”

We rely upon the successful and uninterrupted functioning of our information technology, information processing and telecommunication systems.
      Our business is highly dependent upon the successful and uninterrupted functioning of our information technology, information processing and telecommunications systems. We rely on these systems to support our marketing operations, process new and renewal business, provide customer service, make claims payments and facilitate premium collections and policy cancellations. These systems also enable us to perform actuarial and other modeling functions necessary for underwriting and rate development. We have a highly trained staff that is committed to the development and maintenance of these systems. However, the failure of these systems could interrupt our operations or materially impact our ability to evaluate and write new business. Because our information technology, information processing and telecommunications systems interface with and depend on third party systems, we could experience service denials if demand for this service exceeds capacity or if the third party systems fail or experience interruptions. If sustained or repeated, a system failure or service denial could result in a deterioration of our ability to write and process new and renewal business and provide customer service or compromise our ability to pay claims in a timely manner. There can be no guarantee that these systems can effectively support our continued growth. Additionally, some of our systems are not fully redundant, and our disaster recovery planning does not account for all eventualities, which could adversely affect our business.

Risk Factors Related to Taxation

Our Bermuda operations may be subject to U.S. tax.
      American Safety Insurance, its reinsurance subsidiary, American Safety Reinsurance (“American Safety Re”), and its segregated account captive, American Safety Assurance Ltd. (“American Safety Assurance”), are organized in Bermuda. American Safety Insurance, American Safety Re and American Safety Assurance are operated in a manner such that none should be subject to U.S. tax (other than U.S. excise tax on insurance and reinsurance premium income attributable to insuring or reinsuring U.S. risks and U.S. withholding tax on some types of U.S. source investment income) because none of these companies should be treated as engaged in a trade or business within the U.S. (and, in the case of American Safety Re and American Safety Assurance, to be doing business through a permanent establishment within the U.S.). However, because there is considerable uncertainty as to the activities that constitute being engaged in a trade or business within the U.S. (and what constitutes a permanent establishment under the income tax treaty between the U.S. and Bermuda (the “Bermuda Treaty”) as well as the entitlement of American Safety Re and American Safety Assurance to treaty benefits), there can be no assurances that the U.S. Internal Revenue Service (the “IRS”) will not contend successfully that American Safety Insurance, American Safety Re and/or American Safety Assurance is engaged in a trade or business in the U.S. (or that American Safety Re or American Safety Assurance is carrying on business through a permanent establishment in the U.S.). If any of American Safety Insurance, American Safety Re or American Safety Assurance were considered to be engaged in a trade or business in the U.S., it could be subject to U.S. corporate income taxes and additional branch profits taxes on the portion of its earnings effectively connected to such U.S. business, in which case its operating results could be materially adversely affected. See “Certain Tax Considerations — Certain U.S. Federal Tax Considerations — U.S. Taxation of American Safety Insurance and its Bermuda Subsidiaries.”

If you acquire 10% or more of the Common Shares, you may be subject to taxation under the “controlled foreign corporation” (“CFC”) rules.
      Under certain circumstances, a “U.S. 10% shareholder” (as defined in “Certain Tax Considerations — Certain U.S. Federal Income Tax Considerations — Tax Treatment of Shareholders — Classification as a Controlled Foreign Corporation”) of a foreign corporation that is a CFC for an uninterrupted period of 30 days or more during a taxable year must include in gross income for U.S. federal income tax purposes that U.S. 10% shareholder’s “Subpart F Income,” even if the “Subpart F Income” is not distributed to that U.S. 10% shareholder. “Subpart F Income” of a foreign insurance corporation typically includes foreign personal holding company income (such as interest, dividends and other types of passive income), as well as insurance and reinsurance income (including underwriting and investment income) attributable to the insurance of risks situated outside the CFC’s country of incorporation.
      We believe that because of the dispersion of our Common Share ownership, provisions in our organizational documents that limit voting power and other factors, no U.S. person who acquires Common Shares directly or indirectly through one or more foreign entities should be required to include our “Subpart F Income” in income under the CFC rules of the Internal Revenue Code of 1986, as amended (the “Code”). It is possible, however, that the IRS could challenge the effectiveness of these provisions and that a court could sustain that challenge, in which case your investment could be materially adversely affected.

U.S. persons who hold Common Shares may be subject to U.S. federal income taxation at ordinary income rates on their proportionate share of our “related party insurance income” (“RPII”).
      If the RPII of American Safety Re or American Safety Assurance were to equal or exceed 20% of its gross insurance income in any taxable year and direct or indirect insureds (and persons related to those insureds) own directly or indirectly through entities 20% or more of the voting power or value of American Safety Re or American Safety Assurance, then a U.S. person who owns any Common Shares (directly or indirectly through foreign entities) on the last day of the taxable year would be required to include in its income for U.S. federal income tax purposes that person’s pro rata share of that company’s RPII for the entire taxable year, determined as if that RPII were distributed proportionately only to U.S. persons at that date regardless of whether that income is distributed. In addition, any RPII that is includible in the income of a U.S. tax-exempt organization may be treated as unrelated business taxable income. Neither American Safety Re nor American Safety Assurance expects gross RPII to equal or exceed 20% of its gross income for 2005 or subsequent years, and neither expects its direct or indirect insureds (including related persons) to directly or indirectly hold 20% or more of its voting power or value, but we cannot be certain that this will be the case because some of the factors which determine the extent of RPII may be beyond our control. If these thresholds are met or exceeded, and if you are an affected U.S. person, your investment could be materially adversely affected. The RPII provisions, however, have never been interpreted by the courts or the U.S. Treasury Department (the “Treasury Department”) in final regulations, and regulations interpreting the RPII provisions of the Code exist only in proposed form. It is not certain whether these regulations will be adopted in their proposed form or what changes or clarifications might ultimately be made thereto or whether any of those changes, as well as any interpretation or application of RPII by the IRS, the courts or otherwise, might have retroactive effect. The Treasury Department has authority to impose, among other things, additional reporting requirements with respect to RPII. Accordingly, the meaning of the RPII provisions and the application thereof to us is uncertain. See “Certain Tax Considerations — Certain U.S. Federal Tax Considerations — Tax Treatment of Shareholders — Related Person Insurance Income.”

U.S. persons who dispose of Common Shares may be subject to U.S. federal income taxation at the rates applicable to dividends on a portion of their gain, if any.
      Section 1248 of the Code provides that if a U.S. person sells or exchanges stock of a foreign corporation and that person owned, directly, indirectly through certain foreign entities or constructively, 10% or more of the voting power of the corporation at any time during the five-year period ending on the date of disposition when the corporation was a CFC, any gain from the sale or exchange of the shares will be treated as a dividend to the extent of that person’s share of the CFC’s earnings and profits (determined under U.S. federal income tax principles) during the period that person held the shares and while the corporation was a CFC (with certain adjustments). We believe that because of the dispersion of our Common Share ownership, provisions in our organizational documents that limit voting power and other factors, no U.S. shareholder of American Safety Insurance, other than Frederick C. Treadway or Treadway Associates, L.P., or their successors, heirs or assigns, should be treated as owning (directly, indirectly through foreign entities or constructively) 10% or more of the total voting power of American Safety Insurance. As a result, American Safety Insurance should not be a CFC and Section 1248 of the Code, as applicable under the general CFC rules, should not apply to dispositions of our shares. It is possible, however, that the IRS could challenge these provisions in our organizational documents and that a court could sustain that challenge. To the extent American Safety Insurance is a CFC, a 10% U.S. Shareholder may in certain circumstances be required to report a disposition of Common Shares by attaching IRS Form 5471 to the U.S. federal income tax or information return that it would normally file for the taxable year in which the disposition occurs.
      For purposes of Section 1248 of the Code and the requirement to file Form 5471, special rules apply with respect to a U.S. person’s disposition of shares of a foreign insurance company that has RPII during the five-year period ending on the date of the disposition. In general, if a U.S. person disposes of shares in a foreign insurance corporation in which U.S. persons own 25% or more of the shares (even if the amount of gross RPII is less than 20% of the corporation’s gross insurance income and the ownership of its shares by direct or indirect insureds and related persons is less than the 20% threshold), any gain from the disposition will generally be treated as a dividend to the extent of that person’s shares of the corporation’s undistributed earnings and profits that were accumulated during the period that person owned the shares (whether or not those earnings and profits are attributable to RPII). As a result of the special rules and proposed Treasury Department regulations, the IRS may assert that Section 1248 of the Code and the requirements to file Form 5471 apply to dispositions of Common Shares because American Safety Insurance is engaged in the insurance business indirectly through subsidiaries. See “Certain Tax

Considerations — Certain U.S. Federal Income Tax Considerations — Tax Treatment of Shareholders — Dispositions of Shares in a CFC or RPII CFC.”

U.S. persons who hold Common Shares will be subject to adverse tax consequences if American Safety Insurance is considered to be a Passive Foreign Investment Company (a “PFIC”) for U.S. federal income tax purposes.
      If American Safety Insurance is considered a PFIC for U.S. federal income tax purposes, a U.S. person who owns Common Shares will be subject to adverse tax consequences, including subjecting the investor to a greater tax liability than might otherwise apply and subjecting the investor to tax on amounts in advance of when tax would otherwise be imposed, in which case your investment could be materially adversely affected. In addition, if American Safety Insurance were considered a PFIC, upon the death of any U.S. individual owning Common Shares, that individual’s heirs or estate would not be entitled to a “step-up” in the basis of the shares which might otherwise be available under U.S. federal income tax laws. American Safety Insurance does not believe that it is, and does not expect to become, a PFIC for U.S. federal income tax purposes. No assurance can be given, however, that American Safety Insurance will not be deemed a PFIC by the IRS. If American Safety Insurance were considered a PFIC, it could have material adverse tax consequences for an investor that is subject to U.S. federal income taxation. There are currently no regulations regarding the application of the PFIC provisions to an insurance company. New regulations or pronouncements interpreting or clarifying these rules may be forthcoming. We cannot predict what impact, if any, that guidance would have on an investor that is subject to U.S. federal income taxation. See “Certain Tax Considerations — Certain U.S. Federal Income Tax Considerations — Tax Treatment of Shareholders — Passive Foreign Investment Company.”

American Safety Insurance, American Safety Re and American Safety Assurance may become subject to Bermuda taxes in the future.
      Bermuda currently imposes no income tax on corporations. American Safety Insurance, American Safety Re and American Safety Assurance have received an assurance from the Bermuda Minister of Finance, under The Exempted Undertakings Tax Protection Act 1966 of Bermuda, as amended (the “Tax Protection Act”), that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of that tax will not be applicable to American Safety Insurance, American Safety Re or American Safety Assurance until March 28, 2016. No assurance can be given that American Safety Insurance, American Safety Re or American Safety Assurance will not be subject to any Bermuda tax after that date.

The impact of Bermuda’s letter of commitment to the Organization for Economic Cooperation and Development to eliminate harmful tax practices is uncertain and could adversely affect American Safety Insurance’s, American Safety Re’s and American Safety Assurance’s tax status in Bermuda.
      The Organization for Economic Cooperation and Development (the “OECD”) has published reports and launched a global dialogue among member and non-member countries on measures to limit harmful tax competition. These measures are largely directed at counteracting the effects of tax havens and preferential tax regimes in countries around the world. In the OECD’s report dated April 18, 2002 and updated as of June 2004, Bermuda was not listed as an uncooperative tax haven jurisdiction because it had previously committed to eliminate harmful tax practices and to embrace international tax standards for transparency, exchange of information and the elimination of any aspects of the regimes for financial and other services that attract business with no substantial domestic activity. We are not able to predict what changes will arise from the commitment or whether these changes will subject us to additional taxes.

Risk Factors Relating to the Property and Casualty Insurance Industry

Policy pricing in our industry is cyclical, and our financial results are impacted by that cyclicality.
      The property and casualty insurance industry has historically been a cyclical industry consisting of both “soft market” periods and “hard market” periods. During soft market periods, insurers tend to be more aggressive in writing policies and competitive in the pricing of those policies. Hard market periods are characterized by shortages of underwriting capacity and high premium rates. Beginning in 2000, we believe our industry experienced a hardening market, reflected by increasing rates and more restrictive coverage terms. These trends appeared to have started slowing in 2004. We believe the industry is now experiencing a softening market, where pricing generally has become more competitive and policy terms and conditions have become less restrictive. Therefore, we may not be able to achieve our growth and profitability goals. Because this cyclicality is due in large part to the economy, the particular needs of insureds and the actions of our competitors, we cannot predict the timing or duration of changes in the insurance market cycle.

Our industry is subject to significant and increasing regulatory scrutiny.
      Recently, the insurance industry has been subject to a significant and increasing level of scrutiny by various regulatory bodies, including state attorneys general and insurance departments, concerning certain practices within the insurance industry. These practices include the receipt of contingent commissions by insurance brokers and agents from insurance companies and the extent to which this compensation has been disclosed, bid rigging and related matters. As a result of these and related matters, there have been a number of recent revisions to existing, or proposals to modify or enact new, laws and regulations regarding the relationship between insurance companies and producers. Any changes or further requirements that are adopted by federal, state or local governments could adversely affect our business and operating results.

We operate in a heavily regulated industry, and existing and future regulations may constrain how we conduct our business and could impose liabilities and other obligations upon us.
      Insurance Regulation. Our primary insurance and reinsurance subsidiaries, as well as our non-subsidiary risk retention group affiliate, are subject to regulation under applicable insurance statutes of the jurisdictions in which they are domiciled or licensed and write insurance. This regulation may limit our ability to, or speed with which we can, effectively respond to market opportunities and may require us to incur significant annual regulatory compliance expenditures. Insurance regulation is intended to provide safeguards for policyholders rather than to protect shareholders of our insurance companies. Insurance regulation relates to authorized business lines, capital and surplus requirements, types and amounts of investments, underwriting limitations, trade practices, policy forms, claims practices, mandated participation in shared markets, loss reserve adequacy, insurer solvency, transactions with related parties, changes in control, payment of dividends and a variety of other financial and nonfinancial components of an insurance company’s business. For instance, our insurance subsidiaries are subject to risk-based capital, or RBC, restrictions. RBC is a method of measuring the amount of capital appropriate for an insurance company to support its overall business in light of its size and risk profile. The ratio of a company’s actual policyholder surplus to its minimum capital requirements will determine whether any state regulatory action is required. State regulatory authorities use the RBC formula to identify insurance companies which may be undercapitalized and may require further regulatory attention. Each of our domestic insurance subsidiaries satisfies its minimum capital requirements and none of them has been identified by any regulatory authority as being undercapitalized or requiring further regulatory attention. A number of legislative initiatives currently are under consideration by Congress. Any changes in insurance laws and regulations could materially adversely affect our operating results. We are unable to predict what additional laws and regulations, if any, affecting our business may be promulgated in the future or how they might be interpreted.
      Dividend Regulation. Like other insurance holding companies, American Safety Insurance Holdings, Ltd. relies on dividends from its insurance subsidiaries to be able to pay dividends and fulfill its other financial obligations. The payment of dividends by these subsidiaries and other intercompany transactions are subject to regulatory restrictions and will depend on the surplus and earnings of these subsidiaries. As a result, insurance holding companies may not be able to receive dividends from their subsidiaries at times and in amounts sufficient to pay dividends and fulfill their other financial obligations. Additionally, as a Bermuda holding company, American Safety Insurance Holdings, Ltd. is subject to Bermuda regulatory constraints that will affect its ability to pay dividends on the Common Shares and to make other payments. Under the Companies Act, 1981 of Bermuda (the “Companies Act”), insurance holding companies may declare or pay a dividend out of distributable reserves only if it has reasonable grounds to believe that it is, and would after the payment be, able to pay liabilities as they become due and if the realizable value of its assets would thereby not be less than the aggregate of its liabilities and issued share capital and share premium accounts. We do not anticipate paying cash dividends on the Common Shares in the near future.
      Environmental Regulation. Environmental remediation activities and other environmental risks are heavily regulated by both federal and state governments. Environmental regulation is continually evolving, and changes in the regulatory patterns at federal and state levels may have a significant effect upon potential claims against our insureds and us. These changes also may affect the demand for the types of insurance offered by and through us and the availability or cost to us of reinsurance. We are unable to predict what additional laws and regulations, if any, affecting environmental remediation activities and other environmental risks may be promulgated in the future, how they might be applied, and what their impact might be.
Risk Factors Relating to the Common Shares

Our stock price may be subject to significant fluctuations.
      The stock price for the Common Shares may fluctuate in response to a number of factors, including:

•	quarterly variations in our operating results;

•	changes in expectations about our future operating results;

•	changes in financial estimates and recommendations by securities analysts concerning us or the insurance industry generally;

•	operating and stock price performance of other companies that investors may deem comparable;

•	news reports relating to our business and trends in our markets;

•	changes in the laws and regulations affecting our business;

•	acquisitions and financings by us or others in the insurance industry; and

•	sales, or the possibility of future sales, of substantial amounts of Common Shares by our executive officers, directors or principal shareholders, or the perception that these sales will or could occur.
Common Shares held by our executive officers and directors, as well as any Common Shares held by the selling shareholders not subject to this offering, are subject to lock-up agreements for a period of 90 days after the date of the underwriting agreement. See “Underwriting.”

The trading market for the Common Shares is thin, which could result in illiquidity of an investment in the Common Shares.
      The Common Shares trade on the New York Stock Exchange. The average daily trading volume of the 52 weeks ended April 24, 2006 was approximately 13,100 shares. While the Common Shares to be sold in this offering will increase the number of shares available for trading, a more active trading market may not develop and, if it does develop, it may not be sustained, which could result in illiquidity of an investment in the Common Shares.

Limitations on share ownership and voting rights might prevent a third party from acquiring us.
      Our Bye-Laws provide that no shareholder may vote more than 9.5% of the outstanding Common Shares, regardless of the percentage of the Common Shares a shareholder owns. This restriction does not apply to Frederick C. Treadway (one of our founders) or Treadway Associates, L.P., a limited partnership owned by Mr. Treadway and his children, including their respective heirs, successors and assigns. Additionally, this provision may only be amended with the consent of Mr. Treadway or Treadway Associates, L.P.
      Our Bye-Laws contain other provisions that may be viewed as preventing a third party from acquiring us. Specifically, our Bye-Laws prohibit an “interested shareholder” of American Safety Insurance from either directly or indirectly being a party to or taking any action in connection with any “business combination” with American Safety Insurance for a period of five years following the date that person first became an “interested shareholder,” unless (a) the “business combination” was approved by a prior resolution of the “continuing directors” of our Board of Directors or (b) the “business combination” was approved by a prior resolution of at least 66 2/3% of the outstanding voting shares of American Safety Insurance other than those voting shares beneficially held by an “interested shareholder.” Under these provisions, Mr. Treadway and Treadway Associates L.P., and their respective heirs, successors and assigns, are not interested shareholders. Our Bye-Laws require the affirmative vote of at least 66 2/3 % of the outstanding voting shares to amend, repeal or adopt any provision inconsistent with the foregoing provision. In addition, our Bye-Laws provide for a classified or “staggered” Board of Directors.
      These provisions could have the effect of discouraging a prospective acquirer from making a tender offer or otherwise attempting to acquire us. To the extent that these provisions discourage takeover attempts, they could deprive shareholders of opportunities to realize takeover premiums for their shares or could depress the market price of the Common Shares. Further, any acquisition of us would require the prior approval of the Bermuda Monetary Authority. In addition, under Delaware and Oklahoma law, as a result of our ownership of American Safety Casualty Insurance Company and American Safety Indemnity Company, respectively, no person may obtain 10% or more of our voting shares without the prior approval of the insurance departments of those states. For more information on the limitations on our share ownership and the ability to exercise voting power on our shares, see “Description of the Common Shares.”
* * * * * *
      The risk factors presented above are all of the ones we consider material as of the date of this prospectus. However, they are not the only risks facing our company. Additional risks not presently known to us, or which we consider immaterial, may also adversely affect us. There may be risks that a particular investor views differently from us, and our analysis may be incorrect. If any of the risks that we face actually occurs, our business, financial condition and operating results could be materially adversely affected and could differ materially from any possible results suggested by any forward-looking statements that we have made or might make. In that case, the trading price of the Common Shares could decline, and you could lose part or all of your investment. We expressly disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

NOTE REGARDING FORWARD-LOOKING STATEMENTS
      Certain statements in this prospectus are forward-looking statements within the meaning of U.S. securities laws. You can generally identify these statements by the use of forward-looking terminology, such as “may,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “target,” “plan,” “project” or “continue” or the negatives or other variations or similar terminology. Forward-looking statements relate to, among other things:

•	general economic conditions and other factors, including prevailing interest rate levels and stock market performance, which may affect our ability to sell our insurance products and services, the market value of our investments and the lapse rate and profitability of our policies;

•	the availability and terms of future strategic acquisitions;

•	changes in the federal income tax laws and regulations which may affect the relative tax advantages of some of our products;

•	legal or regulatory changes or actions, including those relating to the underwriting of insurance products, regulation of the sale, underwriting and pricing of insurance products and services;

•	our ability to maintain or improve our current rating by A.M. Best;

•	expectations regarding the adequacy of our reserves for losses and loss adjustment expenses;

•	our ability to leverage our relationships with producers;

•	our areas of projected growth, growth opportunities and growth strategy;

•	our ability to expand our information technology capabilities;

•	the diversification of our insurance risk portfolio; and

•	our future liquidity requirements.
      Actual results may differ materially from the results suggested by the forward-looking statements for a number of reasons, including the risks described under the caption “Risk Factors” beginning on page 11. We have made these statements based on our plans and analyses of our company, our business and the insurance industry as a whole. Although we believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could over time prove to be inaccurate and, therefore, there can be no assurance that the forward-looking statements included in this prospectus will themselves prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives will be achieved. We expressly disclaim any obligation to update any forward-looking statement unless required by law.
      You may rely on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor the sale of the Common Shares means that information contained in this prospectus is correct after the date of this prospectus and, except to the extent required by law, we expressly disclaim any obligation to update the information. This prospectus is not an offer to sell or solicitation of an offer to buy the Common Shares in any circumstances under which the offer or solicitation is unlawful.

USE OF PROCEEDS
      The net proceeds of this offering to the Company are expected to be $65,549,992, assuming a public offering price of $17.44 per share and after deducting underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds from the sale of the Common Shares in this offering to implement our business and growth strategy by (i) increasing the capital and surplus base of our insurance subsidiaries in order to expand in the markets where we currently operate and to retain additional premium on the policies we currently underwrite and (ii) use the balance of the net proceeds for general corporate purposes, including potential acquisitions. The precise amounts and timing of expenditures of the net proceeds will depend on our funding requirements and the availability of other capital resources.
SELLING SHAREHOLDERS
      The following table sets forth certain information regarding the ownership, as of April 24, 2006, of the Common Shares by each selling shareholder offering to sell Common Shares in this offering assuming both no exercise and full exercise of the underwriters’ over-allotment option. For more information concerning the selling shareholders, see “Principal Shareholders.”

							Number of	Percent of
							Shares	Outstanding
				Number of	Percent of	Number of	Owned	Shares
	Number of	Percent of	Number of	Shares	Outstanding	Shares to	After	After
	Shares	Total	Shares to	Owned	Shares	be Sold in	Offering	Offering
	Owned Prior	Outstanding	be Sold in	After	After	Over-	and Over-	and Over-
Selling Shareholder	to Offering	Shares	Offering	Offering	Offering	allotment	allotment	allotment

Frederick C. Treadway	1,066,716 (1)	15.13%	595,614	471,103	4.26%	471,102	—	0.00%
Walsh R.E., Ltd.	475,889	6.98%	257,166	218,723	2.02%	203,407	15,316	0.14%
David V. Brueggen	294,221	4.32%	55,836 (2)	238,385	2.20%	44,164 (2)	194,221	1.76%
Mader Construction	139,000 (3)	2.04%	30,710	108,290	1.00%	24,290	84,000	0.76%

(1)	Includes 644,027 Common Shares held of record by Treadway Associates, L.P., a limited partnership owned by Mr. Treadway and his children. Also includes 232,000 Common Shares subject to immediately exercisable stock options.

(2)	Represents Common Shares held of record by Vertecs Corporation of which Mr. Brueggen is the Chief Financial Officer. Mr. Brueggen is a director of the Company.

(3)	Mader Construction is owned by a founder of the Company, James Biddle, who is no longer affiliated with the Company. Includes 5,000 Common Shares attributable to an IRA owned by James Biddle.
      We will not receive any proceeds from the sale of the Common Shares by the selling shareholders. All net proceeds from the sale of the Common Shares by selling shareholders will go to the selling shareholders that offered and sold their shares.
DIVIDEND POLICY
      We do not anticipate paying cash dividends on the Common Shares in the near future. In the past, we have paid dividends on the Common Shares. In June 2003, our Board of Directors decided to suspend paying dividends on the Common Shares so that we could retain the capital to support our growth. As an insurance holding company, our ability to pay cash dividends to our shareholders depends on the ability of our insurance subsidiaries to pay cash dividends to us. The jurisdictions in which we and our insurance subsidiaries are domiciled place limitations on the amount of dividends or other distributions payable by insurance companies in order to protect the solvency of the insurers. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources,” “Business — Regulatory Environment” and Note 7 to our consolidated financial statements (audited) herein regarding the limitations on our regulated insurance subsidiaries with respect to the payment of dividends.

CAPITALIZATION
      The following table shows the consolidated capitalization of American Safety Insurance at December 31, 2005, and as adjusted to give effect to the receipt and application of the estimated net proceeds from this offering specified under “Use of Proceeds.”

	As of
	December 31,	As Adjusted
	2005	for this Offering

	(In thousands)
Short-term debt	$—	$—
Long-term debt	37,810	37,810

Total debt	37,810	37,810

Shareholders’ equity
Preferred stock, $.01 par value; authorized 5,000,000 shares; no shares issued and outstanding	—	—
Common stock, $.01 par value; authorized 15,000,000 shares; 6,753,731 shares issued and outstanding	68	108
Additional paid-in capital	49,460	114,970
Accumulated other comprehensive income (loss)	(1,550)	(1,550)
Retained earnings	70,457	70,457

Total shareholders’ equity	118,435	183,985

Total capitalization	$156,245	$221,795

      For additional information regarding our capital resources, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

MARKET FOR OUR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
      The Common Shares are listed and traded on the New York Stock Exchange under the symbol “ASI.” As of April 24, 2006, there were approximately 2,800 record holders of the Common Shares.
      The following table sets forth the high, low and closing prices per share of the Common Shares for the periods indicated.

Fiscal Year Ended December 31, 2003	High	Low	Close

First Quarter	$7.33	6.69	$6.95
Second Quarter	9.15	6.18	8.98
Third Quarter	13.60	9.03	12.35
Fourth Quarter	14.00	11.85	13.11

Fiscal Year Ended December 31, 2004	High	Low	Close

First Quarter	$16.00	$13.00	$14.56
Second Quarter	18.30	13.50	15.01
Third Quarter	15.21	9.94	13.70
Fourth Quarter	16.45	12.83	16.34

Fiscal Year Ended December 31, 2005	High	Low	Close

First Quarter	$16.24	$14.27	$14.90
Second Quarter	15.75	14.20	15.28
Third Quarter	17.98	15.17	17.24
Fourth Quarter	18.00	16.01	16.74

Fiscal Year Ended December 31, 2006	High	Low	Close

First Quarter	$16.97	$15.60	$16.71
Second Quarter (through April 24, 2006)	$17.51	$16.70	$17.44

SELECTED FINANCIAL DATA
      The following consolidated financial data presented below, as of or for each of the years in the five-year period ended December 31, 2005, are derived from our audited consolidated financial statements. This data is qualified in its entirety by reference to and, therefore, should be read together with, the detailed information and financial statements appearing elsewhere in this prospectus.

	Year Ended December 31,

	2001		2002		2003		2004		2005

	(In thousands, except per share data and ratios)
Statement of Operations Data:
Gross premiums written	$163,018		$159,290		$212,667		$221,576		$237,880
Net premiums written	87,958		86,922		131,478		131,921		140,552
Net premiums earned	73,311		73,582		109,334		136,391		138,536
Net investment income	4,064		4,388		5,801		9,773		14,316
Net realized gains (losses)	752		685		3,139		208		(54)
Real estate sales	27,561		51,780		57,555		67,967		3,000
Total revenue	108,418		130,663		175,991		214,656		155,874
Losses and loss adjustment expenses incurred	45,585		42,031		65,834		93,503		84,406
Acquisition expenses	15,859		15,167		21,818		26,529		28,512
Real estate expenses	25,126		48,527		53,999		55,480		2,439
Earnings before income taxes	5,304		3,403		10,090		18,453		16,048
Net earnings	4,154		2,484		7,414		14,757		14,656
Net earnings per share:
Basic	$0.87		$0.52		$1.45		$2.15		$2.18
Diluted	$0.87		$0.51		$1.42		$2.01		$2.05
Common shares and common share equivalents used in computing net basic earnings per share	4,797		4,736		5,106		6,864		6,737
Common shares and common share equivalents used in computing net diluted earnings per share	4,933		4,871		5,234		7,343		7,164
Balance Sheet Data (at end of period):
Total investments, excluding real estate	$90,078		$111,926		$222,418		$327,037		$415,497
Total assets	322,520		389,342		514,260		584,160		697,135
Unpaid losses and loss adjustment expenses	137,391		179,164		230,104		321,624		394,873
Unearned premiums	59,768		71,675		99,939		93,798		100,241
Loans payable	16,403		22,182		30,441		13,019		37,810
Total liabilities	262,540		326,890		418,916		475,380		578,700
Total shareholders’ equity	59,980		62,452		95,344		108,780		118,455
GAAP Underwriting Ratios:
Losses and loss adjustment expenses ratio (1)	62.1%		57.1%		60.2%		68.6%		60.9%
Expense ratio(2)	40.8%		44.2%		36.6%		34.1%		36.9%

Combined ratio(3)	102.9%		101.3%		96.8%		102.7%		97.8%
Other Data:
Return on average shareholders’ equity (4)	6.3%		3.3%		6.9%		14.6%		13.0%
Debt to total capitalization(5)	21.5%		26.2%		24.2%		10.7%		24.2%
Net premiums written to equity	1.4	x	1.4	x	1.4	x	1.2	x	1.2x

(1)	Losses and loss adjustment expenses ratio: The loss ratio is the ratio, expressed as a percentage, of losses and loss adjustment expenses to net premiums earned, net of the effects of reinsurance.

(2)	Expense ratio: The expense ratio is the ratio, expressed as a percentage, of acquisition and other operating expenses to net premiums earned. Our reported expense ratio excludes certain holding company expenses such as interest expense as well as real estate and rescission expenses.

(3)	Combined ratio: The combined ratio is the sum of the losses and loss adjustment expenses ratio and the expense ratio.

(4)	Return on average shareholders’ equity: Return on average shareholders’ equity is the ratio, expressed as a percentage, of net earnings to the average of the beginning of period and end of period total shareholders’ equity.

(5)	Debt to total capitalization ratio: The debt to total capitalization ratio is the ratio, expressed as a percentage, of total debt to the sum of total debt and shareholders’ equity. The Company’s total debt consists solely of loans payable.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Overview
      We are a specialty insurance company that provides customized insurance products and solutions to small and medium-sized businesses in industries that we believe are underserved by the standard insurance market. For twenty years, we have developed specialized insurance coverages and alternative risk transfer products not generally available to our customers in the standard insurance market because of the unique characteristics of the risks involved and the associated needs of the insureds. We specialize in underwriting these products for insureds with environmental risks and construction risks as well as in developing programs for other specialty classes of risks.
      During 2005, we changed our segment reporting to coincide with our strategic direction. In our segment reporting for periods prior to the year ended December 31, 2005, we segregated our business into real estate operations, insurance operations and other (which included realized gains and losses on investments and rescission expenses). As described in this prospectus, we continue to segregate our business into real estate operations, insurance operations and other, but the insurance operations segment is further classified into three additional segments: excess and surplus lines; alternative risk transfer; and runoff. The excess and surplus lines segment is then further classified into three business lines: environmental; construction; and surety. The alternative risk transfer segment is further classified into two business lines: specialty programs; and fully-funded. Prior year amounts have been reclassified to conform to the current year presentation. Our real estate operations consist solely of our development of the Harbour Village property as described below under “Business — Harbour Village Development.” See Note 10 to our consolidated financial statements for more information on our segment reporting.
      The following information is presented on the basis of accounting principles generally accepted in the United States of America (“GAAP”) and should be read in conjunction with “Risk Factors,” “Business,” “Selected Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. All amounts and percentages are rounded.

      The table below summarizes the Company’s net premiums written and net premiums earned by business line, consolidated revenues and percentage change year over year:

	Year Ended December 31,			Year Ended December 31,

				2003 to	2004 to
	2003	2004	2005	2004	2005

	(In thousands)
Net premiums written:
Excess and Surplus Lines
Environmental	$27,233	$35,024	$41,477	28.6%	18.4%
Construction	73,572	77,894	78,026	5.9	0.2
Surety	734	1,174	1,345	59.9	14.6

Total	101,539	114,092	120,848	41.9	5.9
Alternative Risk Transfer
Specialty Programs	15,152	17,273	19,712	13.9	14.1
Fully-Funded	—	257	2,037	n/a	692.6

Total	15,152	17,530	21,749	15.7	24.1
Runoff	14,787	299	(2,045)	(97.9)	(783.9)

Total net premiums written	$131,478	$131,921	$140,552	0.3%	6.5%

Net premiums earned:
Excess and Surplus Lines
Environmental	$22,446	$32,152	$38,081	43.2%	18.4%
Construction	57,379	79,781	81,908	39.0	2.7
Surety	670	1,138	1,148	69.8	0.9

Total	80,495	113,071	121,137	40.5	7.1
Alternative Risk Transfer
Specialty Programs	14,068	16,516	18,297	17.4	10.8
Fully-Funded	—	89	956	n/a	974.2

Total	14,068	16,605	19,253	18.0	15.9
Runoff	14,771	6,715	(1,854)	(54.5)	(127.6)

Total net premiums earned	109,334	136,391	138,536	24.7	1.6

Net investment income	5,801	9,773	14,316	68.5	46.5
Net realized gains (losses)	3,140	208	(54)	(93.4)	(125.9)
Real estate income	57,555	67,967	3,000	18.1	(95.6)
Other income	161	318	76	97.5	(76.1)

Total Revenues	$175,991	$214,657	$155,874	22.0%	(27.4)%

      The following table sets forth the components of the Company’s insurance operations GAAP combined ratio for the periods indicated:

	Year Ended December 31,

	2003	2004	2005

Insurance Operations
Losses & Loss Adjustment Expenses Ratio	60.2%	68.6%	60.9%
Expense Ratio	36.6	34.1	36.9

Combined Ratio	96.8%	102.7%	97.8%

Year Ended December 31, 2004 compared to Year Ended December 31, 2005
      Net earnings from insurance operations increased to $13.6 million for the year ended December 31, 2005 from $4.3 million for the year ended December 31, 2004. Net earnings were $14.7 million, or $2.05 per diluted share, for the year ended December 31, 2005 as compared to $14.8 million, or $2.01 per diluted share, for the year ended December 31, 2004.
      The following table sets forth the Company’s net earnings (in thousands) for the years ended December 31, 2004 and 2005:

	Year Ended	Year Ended
	December 31, 2004	December 31, 2005

Insurance Operations	$4,263	$13,618
Real Estate Operations	7,816	209
Other, including realized gains and (losses) from sale of investments and rescission expenses	2,678	829

Net Earnings	$14,757	$14,656

      Net earnings from insurance operations for the year ended December 31, 2005 increased from 2004 as a result of improved underwriting results and increased investment income. The decrease in net earnings from real estate operations was due to the substantial completion of the Harbour Village project. In 2004, earnings from other items included a $2.6 million payment received by the Company in settlement of an impaired note receivable. Total revenues for the year ended December 31, 2005 decreased 27.4% to $155.9 million compared to 2004 as a result of lower real estate income. Net premiums earned for the year ended December 31, 2005 increased 1.6% to $138.5 million from 2004 due to increased production in the Company’s core business lines. Investment income increased 46.5% to $14.3 million compared to 2004 as a result of increased invested assets of $88.5 million. Net cash flow from operations decreased to $70.4 million for the year ended December 31, 2005 from $89.8 million for 2004 as a result of increased loss payments, which were anticipated as a result of the long-tail nature of the risks that the Company insures, where, with the maturity of the Company’s business, loss payments are expected to continue to increase.
      The Company’s book value per share increased 9.4% to $17.54 at December 31, 2005 from $16.04 at December 31, 2004, primarily due to the Company’s continued profitability during the year, offset by an unrealized loss of $3.4 million in the Company’s investment portfolio.

Net Premiums Earned

Excess and Surplus Lines
      Environmental. Net premiums earned increased 18.4% to $38.1 million for the year ended December 31, 2005 compared to $32.2 million for 2004. Net premiums written increased 18.4% to $41.5 million for the year ended December 31, 2005 compared to $35.0 million for 2004. Most of the growth in this business line for 2005 was due to an increase in online production, as well as an increase in gross premiums of $2.4 million generated as a result of standard audits that were performed on certain expired policies in order to adjust estimated premiums to actual premiums. The Company believes that these increases were offset by a decline in the State of New York environmental contractor and consultant premiums as a result of changes implemented in its underwriting process in the State of New York, which the Company believes will improve the ultimate profitability of the environmental business line. The Company continues to experience a slight decline in premium rates from 2004 primarily in its middle-market business, which includes environmental accounts with insureds with greater than $3.0 million in annual revenue, due to increased competition and the overall changing pricing conditions in the market place. See “Business — Our Market — Excess and Surplus Lines” for a description of these changing conditions. Premium rates on business submitted through its ProStar online rating and quoting system (“ProStar”) have remained stable. The Company intends to focus its efforts on expanding ProStar’s capabilities and increasing its market share of insuring environmental risks of small and medium-sized businesses.
      Construction. Net premiums earned increased 2.7% to $81.9 million for the year ended December 31, 2005 compared to $79.8 million for 2004. Net premiums written increased 0.2% to $78.0 million for the year ended December 31, 2005 compared to $77.9 million for 2004. During 2005, the Company had $14.3 million of gross premiums written generated as a result of premium audits. Premium rates on the residential construction business have remained stable. The Company, however, has started to experience a slight decline in premium rates on its renewal book of commercial construction business due to increased competition and a general softening of pricing in the market place. The changing market conditions have resulted in a decline in the Company’s renewal retention rates and new business volume. See “Business — Our Market — Excess and Surplus Lines” for a description of these changing conditions. The Company remains committed to its disciplined underwriting approach and the Company also has not broadened its policy terms and conditions. The Company intends for construction risks to be a focus of its new business efforts as it believes this area continues to offer modest growth opportunities in selected geographic areas. Effective July 1, 2005, the Company discontinued purchasing reinsurance on the primary general liability portion of this business line. The Company made this decision after performing a loss cost and dynamic financial analysis and concluding that its reinsurance purchases were uneconomical. The Company believes retaining this exposure will enhance its financial results and returns on capital.
      Surety. “Surety” is a contract under which an insurer guarantees certain obligations of a second party to a third party. The Company is listed as an acceptable surety on federal bonds, commonly known as a “Treasury-listed” or “T-listed” surety, primarily providing contract performance and payment bonds to environmental contractors and general construction contractors in 47 states and the District of Columbia. Net premiums earned remained stable at $1.1 million for the year ended December 31, 2005 and 2004. Net premiums written increased 14.6% to $1.3 million for the year ended December 31, 2005 from $1.2 million for 2004. This increase was attributable to the Company’s efforts to modestly expand its surety business as a supporting product line to the environmental business line.

Alternative Risk Transfer
      Specialty Programs. Net premiums earned increased 10.8% to $18.3 million for the year ended December 31, 2005 compared to $16.5 million for 2004. Net premiums written increased 14.1% to $19.7 million for the year ended December 31, 2005 compared to $17.3 million for 2004. The increase in 2005 was due primarily to premiums written from three new programs added in late 2004 and the first half of 2005. The Company had nine active programs at the end of 2005 as compared to eleven at the end of 2004. The Company has focused its efforts on increasing its retention levels on programs, thereby allowing the Company the opportunity to increase its earnings potential from underwriting profits. The Company’s focus on its specialty programs business line is on insurance programs that allow the Company to participate in underwriting profits, while also earning fee income as the policy issuer. These increased retentions, in part, drove the increase in premiums earned in 2005. See “Business — Our Products — Alternative Risk Transfer — Specialty Programs” for additional information on the Company’s programs.
      Fully-Funded. Net premiums earned increased to $0.9 million for the year ended December 31, 2005 as compared to $89,000 for 2004. Net premiums written increased to $2.0 million for the year ended December 31, 2005 as compared to $257,000 for 2004. Fee income earned for the year ended December 31, 2005 increased to $1.2 million from $210,000 for 2004. The Company anticipates continued growth opportunities for this business line in the healthcare and residential construction industries, which were primary drivers for the growth mentioned above, and new growth opportunities in the product manufacturing industry.

Runoff
      Net premiums earned decreased to negative $1.9 million for the year ended December 31, 2005 compared to $6.7 million for 2004. Net premiums written decreased to negative $2.0 million for the year ended December 31, 2005 compared to $299,000 for 2004. The decrease in runoff net premiums earned and net premiums written was attributable to the Company’s exit from specific business lines that did not meet its profit or production expectations. In addition, in 2005 net premiums earned and net premiums written decreased due to an accrual of $2.0 million for reinsurance premiums on the discontinued workers compensation business, which was put into runoff in 2004 as a result of the Company’s potential payment of a reinstatement premium to reinstate reinsurance coverage in connection with a certain claim. See “Business — Our Products — Runoff” for additional information about the Company’s runoff segment.

Net Investment Income
      Net investment income increased 46.5% to $14.3 million for the year ended December 31, 2005 from $9.8 million for 2004 due to an increase in the Company’s invested assets and higher investment yields. Average invested assets increased to $371.3 million as of December 31, 2005 from $274.7 million as of December 31, 2004, reflecting approximately $70.4 million in cash flows from operations and $24.4 million in net proceeds from the issuance of trust preferred securities in November 2005. The average pre-tax and after tax investment yields were 3.9% and 3.2% compared to 3.6% and 2.8% for the years ended December 31, 2005 and 2004, respectively.

Net Realized Gains
      Net realized gains and losses from the sale of investments decreased to a net loss of $54,000 for the year ended December 31, 2005 from a net gain of $208,000 for 2004. In 2005, the Company sold fixed income securities and common stock in accordance with its investment policies described under “Business — Investments.”

Real Estate Income
      Real estate income decreased to $3.0 million for the year ended December 31, 2005 compared to $68.0 million in 2004. The reduction in real estate income was due to the substantial completion of the Harbour Village project. The final condominium units at Harbour Village were sold and closed in the second quarter of 2005. The Company does not expect to engage in any further real estate activities. The funds generated from Harbour Village have been invested into the Company’s insurance operations. See “Business — Harbour Village Development” and Note 3 to the Company’s consolidated financial statements for additional information regarding Harbour Village.

Losses and Loss Adjustment Expenses
      For the year ended December 31, 2005, the Company’s losses and loss adjustment expenses ratio decreased 7.7 percentage points to 60.9% from 68.6% primarily due to improved underwriting results. The table below sets forth the reserve strengthening (in thousands) made for prior years by the Company for the years ended December 31, 2004 and December 31, 2005.

	Year Ended
	December 31,

	2004	2005

Excess and Surplus Lines
Environmental	$94	$(754)
Construction	7,700	2,204
Surety	37	311

	7,831	1,761

Alternative Risk Transfer
Specialty Programs	1,496	(266)
Runoff	5,075	1,111

Total	$14,402	$2,606

      Reserve strengthening on the construction business line was $2.2 million in 2005 compared to $7.7 million in 2004. The construction business line reserve strengthening in 2005 was primarily attributable to the commutation of reinsurance contracts with a former reinsurer, which permitted the reinsurer to discharge all future obligations to the Company by making a payment to the Company based on an estimate of those obligations. This transaction resulted in the Company recognizing losses of $1.0 million in 2005. During 2005, reserve strengthening on the runoff segment was $1.1 million compared to $5.1 million in 2004. In 2005, the reserve strengthening in this segment included $1.2 million relating to the excess municipality program offset by reserve redundancies from the workers’ compensation business line. See “Business — Loss and Loss Adjustment Expense Reserves” and Note 12 to the Company’s consolidated financial statements for additional information regarding the Company’s reserves for unpaid losses and loss adjustment expenses.

Acquisition Expenses
      Policy acquisition expenses are amounts that are paid to producers for the production of premium for the Company offset by the ceding commissions the Company retains from its reinsurers. For the Company’s specialty program business, fees typically are earned through ceding commissions and have the effect of lowering its acquisition expenses. Policy acquisition expenses also include amounts paid for premium taxes to the states where the Company does business on an admitted basis. Policy acquisition expenses increased to $28.5 million for the year ended December 31, 2005 from $26.5 million for 2004. Policy acquisition expenses as a percentage of net premiums earned increased to 20.6% for the year ended December 31, 2005 from 19.5% for 2004, primarily due to higher earned premiums in 2004 and lower acquisition expenses in 2004 due to the accrual of profit commissions on reinsurance.

Real Estate Expenses
      Real estate expenses associated with the Harbour Village project decreased to $2.2 million for the year ended December 31, 2005 from $55.5 million for 2004. In 2005, the Company received $980,000 as a settlement related to litigation involving Harbour Village. This receipt was applied as a reduction to real estate expenses as it had been expensed previously.

Payroll Expenses
      Payroll expenses increased to $12.1 million for the year ended December 31, 2005 from $10.3 million for 2004. This increase reflected an accrual for bonuses based on the Company’s performance and normal salary increases.

Other Expenses
      Other expenses increased to $13.2 million for the year ended December 31, 2005 from $9.6 million for 2004. In 2004, the Company collected $2.6 million as final settlement of a notes receivable, which was applied as a reduction to 2004 other expenses. Absent this $2.6 million receipt, other expenses increased $1.0 million in 2005 primarily due to the establishment of a $1.3 million reinsurance recoverable allowance, which was reflected in the Company’s insurance operations results.

Rescission Litigation
      In connection with the Company’s acquisition in 2000 of a brokerage firm and a related entity, the Company recorded a benefit of $1.4 million in 2005 due to the reversal of an accrual. This compared to a net benefit of $230,000 in 2004 related to the same dispute as a result of a settlement of litigation. See “— Legal Proceedings” for additional information.

Income Taxes
      The effective tax rate decreased to 8.7% for the year ended December 31, 2005 from 20.0% for 2004. This decrease was due primarily to the reversal of a deferred tax asset reserve of the Company’s non-subsidiary affiliate American Safety Risk Retention Group, Inc. (“American Safety RRG”) of $555,000. Absent this adjustment, the effective tax rate would have been 12.1% for the year ended December 31, 2005. In addition, the effective tax rate was lower due to a decrease in real estate earnings and lower taxable income of the Company’s U.S. insurance subsidiaries.

Operations by Geographic Segment
      The Company conducts business in the U.S. and Bermuda. Significant differences exist in the regulatory environment in each country, which requires the Company to set forth operations by those geographic segments. The table below describes the Company’s operations by geographic segments for the years ended December 31, 2005 and December 31, 2004 (in thousands):

December 31, 2005	U.S.	Bermuda	Total

Income tax	$1,392	$—	$1,392
Net earnings	4,396	10,260	14,656
Assets	529,768	167,367	697,135
Equity	59,002	59,433	118,435

December 31, 2004	U.S.	Bermuda	Total

Income tax	$3,696	$—	$3,696
Net earnings	5,543	9,214	14,757
Assets	449,322	134,838	584,160
Equity	56,126	52,654	108,780
      Net earnings. Net earnings from Bermuda operations increased to $10.3 million for the year ended December 31, 2005 compared to $9.2 million for 2004. Net earnings from Bermuda operations increased in 2005 due to improved underwriting results in the Company’s insurance operations. Net earnings from U.S. operations decreased to $4.4 million for the year ended December 31, 2005 compared to $5.5 million for 2004. This decrease was due to lower real estate income offset by improved insurance operations. U.S. insurance earnings increased by $6.5 million to $4.2 million at December 31, 2005 compared to a loss of $2.3 million at December 31, 2004. Real estate income decreased to $209,000 at December 31, 2005 compared to $7.8 million for the same period of 2004.
      Assets. Assets from Bermuda operations increased to $167.4 million at the end of 2005 compared to $134.8 million at the end of 2004. This increase resulted from an increase in premium writings assumed from growing U.S. operations. Assets from U.S. operations at the end of 2005 increased to $529.7 million, compared to $449.3 million at the end of 2004. This increase resulted from of the Company issuing trust preferred securities in 2005 raising approximately $24.4 million and the growth in the Company’s core business lines offset by a decrease in real estate assets as the Harbour Village project was substantially complete.
      Equity. Equity of the Bermuda operations increased to $59.4 million at the end of 2005 compared to $52.6 million at the end of 2004. This increase was largely due to higher net income offset by a stock repurchase during the second quarter of 2005 and an increase in the net unrealized losses on the Company’s investment portfolio. Equity of the U.S. operations increased to $59.0 million at the end of 2005 compared to $56.1 million at the end of 2004. This increase was a result of higher net income offset by an increase in net unrealized losses on the Company’s investment portfolio.
Year Ended December 31, 2003 compared to Year Ended December 31, 2004
      Net earnings from insurance operations decreased to $4.3 million for the year ended December 31, 2004 from $7.1 million for the year ended December 31, 2003. Net earnings increased to $14.8 million, or $2.01 per diluted share, for the year ended December 31, 2004 from $7.4 million, or $1.42 per diluted share, for the year ended December 31, 2003.
      The following table sets forth the Company’s net earnings (in thousands) for the years ended December 31, 2003 and 2004:

	Year Ended	Year Ended
	December 31, 2003	December 31, 2004

Insurance Operations	$7,076	$4,263
Real Estate Operations	2,218	7,816
Other, including realized gains and (losses) from sale of investments and rescission expenses	(1,880)	2,678

Net Earnings	$7,414	$14,757

      Net earnings from insurance operations for the year ended December 31, 2004 included reserve strengthening of $14.4 million relating to prior years. The increase in net earnings from real estate operations was due to closings of units at Harbour Village with higher profit margins. Earnings from other items included a $2.6 million payment received by the Company in settlement of an impaired note receivable that was written off in the fourth quarter of 2003. Total revenues for the year ended December 31, 2004 increased 22.0% to $214.7 million compared to 2003 as a result of increased net premiums earned and real estate and investment income. Net premiums earned for the year ended December 31, 2004 increased 24.8% to $136.4 million from 2003 due to increased production in the Company’s core business lines. Net investment income increased 68.5% to $9.8 million compared to 2003 as a result of an increase in invested assets of $104.6 million, excluding real estate. Net cash flow from operations increased to $89.8 million for the year ended December 31, 2004 from $80.2 million for 2003.
      The Company’s book value per share increased 16.2% to $16.04 at December 31, 2004 from $13.80 at December 31, 2003, primarily due to the Company’s net earnings during the year.

Net Premiums Earned

Excess and Surplus Lines
      Environmental. Net premiums earned increased 43.2% to $32.2 million for the year ended December 31, 2004 compared to $22.4 million for 2003. Net premiums written increased 28.6% to $35.0 million for the year ended December 31, 2004 compared to $27.2 million for 2003. This growth was attributable primarily to growth in premiums originated through ProStar as well as increased business written in the Company’s middle-market offices, which target environmental accounts of insureds with greater than $3.0 million in annual revenue. ProStar was introduced by the Company in 2001 as part of its strategy to grow the environmental business line. Gross premiums written through ProStar increased 35.8% to $12.9 million for the year ended December 31, 2004 compared to $9.5 million for 2003.
      Construction. Net premiums earned increased 39.0% to $79.8 million for the year ended December 31, 2004 compared to $57.4 million for 2003. Net premiums written increased 5.9% to $77.9 million for the year ended December 31, 2004 compared to $73.6 million for 2003. The Company continued to capitalize on market conditions, specifically, the lack of insurance capacity for certain construction risks. In addition, the Company introduced a new excess general liability coverage product in the second quarter of 2004 to meet the market need for higher limits of liability above the Company’s primary policies.
      Surety. Net premiums earned increased 69.8% to $1.1 million for the year ended December 31, 2004 from $734,000 for 2003. Net premiums written increased 59.9% to $1.2 million for the year ended December 31, 2004 from $670,000 for 2003. This increase was attributable to the Company’s efforts to modestly expand its surety business as a supporting product line to the environmental business line. In addition, in order to capitalize on underwriting opportunities in this business line, the Company entered into a quota share reinsurance treaty during the second quarter of 2004. This treaty allowed the Company to cede half of the exposures in an amount up to $2 million per bond to the reinsurer, which allowed more premiums to be written. This reinsurance agreement had the effect of lowering the Company’s premiums and losses in this business line by 50%.

Alternative Risk Transfer
      Specialty Programs. Net premiums earned increased 17.4% to $16.5 million for the year ended December 31, 2004 compared to $14.1 million for 2003. Net premiums written increased 13.9% to $17.3 million for the year ended December 31, 2004 compared to $15.2 million for 2003. Prior to 2002, the Company had not retained significant portions of risk in this business line. In 2003, the Company expanded its risk position in certain programs. These increased retentions drove the increase in premiums earned. The Company also earned fee income on certain specialty program business that it wrote. The Company had eleven active programs at the end of 2004 compared to fourteen at the end of 2003.
      Fully-Funded. Net premiums earned increased to $89,000 for the year ended December 31, 2004 as compared to $0 for 2003. Net premiums written increased to $257,000 for the year ended December 31, 2004 as compared to $0 for 2003. Fee income earned for the year ended December 31, 2004 increased to $210,000 from $62,000 for 2003.

Runoff
      Net premiums earned decreased 54.5% to $6.7 million for the year ended December 31, 2004 compared to $14.8 million for 2003. Net premiums written decreased 97.9% to $299,000 for the year ended December 31, 2004 compared to $14.8 million for 2003. The decrease in runoff net premiums earned was attributable to the Company’s exit from specific business lines that did not meet its profit or production expectations, such as workers’ compensation.

Net Investment Income
      Net investment income increased 68.5% to $9.8 million for the year ended December 31, 2004 from $5.8 million for 2003 due to an increase in the Company’s invested assets and higher investment yields. Average invested assets increased to $274.7 million as of December 31, 2004 from $167.2 million as of December 31, 2003. The average pre-tax and after tax investment yields were 3.6% and 2.8% compared to 3.5% and 2.7% for the years ended December 31, 2004 and 2003, respectively.

Net Realized Gains
      Net realized gains from the sale of investments decreased to $0.2 million for the year ended December 31, 2004 from $3.1 million for 2003. This decrease was due to the Company’s decision to realize gains on fixed income securities in 2003.

Real Estate Income
      Real estate income increased to $68.0 million for the year ended December 31, 2004 compared to $57.6 million for 2003. This revenue was generated from closings of condominium units and boat slips at the Company’s Harbour Village project. The Company did not recognize revenue until a closing occurred and title passed to the buyer. The following chart shows the number of condominium units and boat slips that were closed each year:

	2003	2004

Condominium Units	197	203
Boat Slips	17	4

Total	214	207

      The Company had an increase in real estate income in 2004 as compared to 2003 resulting from increased closings of condominium units and higher priced unit closings at the Harbour Village project. The average sales price of condominiums closed in 2004 was $297,000 as compared to $275,000 in 2003.

Losses and Loss Adjustment Expenses
      For the year ended December 31, 2004, the Company’s losses and loss adjustment expenses ratio increased 8.4 percentage points to 68.6% from 60.2%, primarily due to reserve strengthening for prior years. For the year ended December 31, 2004, reserve strengthening for prior years increased to $14.4 million from $5.2 million for 2003. The table below sets forth the reserve strengthening (in thousands) made for prior years by the Company for the years ended December 31, 2003 and 2004:

	Year Ended
	December 31,

	2003	2004

Excess and Surplus Lines
Environmental	$(457)	$94
Construction	1,602	7,700
Surety	(791)	37

	354	7,831

Alternative Risk Transfer
Specialty Programs	191	1,496

Runoff	4,691	5,075

Total	$5,236	$14,402

      In 2004, reserve strengthening for the construction business line was $7.7 million. Of this amount, $4.7 million was attributable to certain New York contractor risks written in 2001. Exposure to New York contractor risks was significantly reduced during 2002 and 2003. In response to this reserve strengthening and management’s concern that existing reserves for this business line might be inadequate, the Company commenced an actuarial reserve evaluation of this business line. Following completion of this evaluation, the Company changed actuarial reserving methodologies and recorded $3.0 million of additional reserves for the construction line during the third quarter of 2004. During 2004, reserve strengthening for the runoff segment was $5.1 million. Of this amount $1.6 million related to the Company’s excess municipality program, $2.9 million related to increases in workers’ compensation reserves and $550,000 related to increases in commercial lines reserves.

Acquisition Expenses
      Policy acquisition expenses increased to $26.5 million for the year ended December 31, 2004 from $21.8 million for 2003 due to higher net premium volume. Policy acquisition expenses as a function of net premiums earned decreased to 19.5% for the year ended December 31, 2004 from 20.0% for 2003 primarily due to a shift in business mix toward business with lower acquisition costs.

Real Estate Expenses
      Real estate expenses associated with the Harbour Village project increased to $55.5 million for the year ended December 31, 2004 from $54.0 million for 2003. The majority of real estate expenses, including construction costs, capitalized interest and commissions were recognized at the same time as revenue is recognized. General and administrative expenses were expensed as incurred.

Payroll and Other Expenses
      Payroll and other expenses decreased to $19.9 million for the year ended December 31, 2004 from $23.7 million for 2003. Payroll expenses increased to $10.3 million for the year ended December 31, 2004 from $9.0 million for 2003 due to additional employees. Other expenses in 2004 included a $2.6 million recovery related to impaired notes receivable, and other expenses in 2003 included a $3.9 million impairment charge.

Rescission Litigation
      Rescission expenses decreased to a benefit of $230,000 in 2004 from an expense of $255,000 in 2003. The benefit in 2004 included a $1.8 million payment received in settlement of professional liability claims in a rescission matter relating to the Company’s acquisition of a brokerage firm and a related entity. Also included in 2004 are $1.4 million of additional expenses as a result of adverse court rulings in March 2005 in connection with the same dispute. See “— Legal Proceedings” for additional information.

Income Taxes
      The effective tax rate decreased to 20.0% for the year ended December 31, 2004 from 26.5% for 2003. This decrease was the result of lower taxable income in the Company’s U.S. subsidiaries during 2004.

Operations by Geographic Segment
      The Company conducts business in the U.S. and Bermuda. Significant differences exist in the regulatory environment in each country, which requires the Company to set forth operations by those geographic segments. The table below describes the Company’s operations by geographic segment for the years ended December 31, 2004 and December 31, 2003 (in thousands):

December 31, 2004	U.S.	Bermuda	Total

Income tax	$3,696	$—	$3,696
Net earnings	5,543	9,214	14,757
Assets	449,322	134,838	584,160
Equity	56,126	52,654	108,780

December 31, 2003	U.S.	Bermuda	Total

Income tax	$2,675	$—	$2,675
Net earnings	5,827	1,587	7,414
Assets	410,177	104,083	514,260
Equity	50,445	44,898	95,343
      Net earnings. Net earnings from Bermuda operations increased to $9.2 million for the year ended December 31, 2004 compared to $1.6 million for 2003. This increase was attributable to the Company collecting $2.6 million as final settlement of a note receivable for which an allowance was established in 2003 and the remainder of the increase was due to growth in insurance operations. Net earnings from U.S. operations decreased to $5.5 million for the year ended December 31, 2004 compared to $5.8 million in 2003. The overall decrease in net earnings from U.S. operations primarily resulted from a decrease in insurance operations earnings due to reserve strengthening offset by an increase in real estate income. U.S. insurance earnings decreased to a loss of $2.3 million at December 31, 2004 compared to a gain of $3.6 million at December 31, 2003. Real estate income increased to $7.8 million at December 31, 2004 compared to $2.2 million for the same period of 2003.
      Assets. Assets from Bermuda operations increased to $134.8 million at the end of 2004 compared to $104.1 million at the end of 2003. This increase was a result of an increase in premium writings assumed from growing U.S. operations. Assets from U.S. operations at the end of 2004 increased to $449.3 million, compared to $410.2 million at the end of 2003. This change was a result of increased premium writings as the Company capitalized on favorable market conditions offset by a decrease in real estate assets at the end of 2004. Real estate assets decreased at the end of 2004 as the Harbour Village project neared completion.
      Equity. Equity of the Bermuda operations increased to $52.6 million at the end of 2004 compared to $44.9 million at the end of 2003. This increase was due to higher net income and increased net unrealized gains in the Company’s investment portfolio offset by a stock repurchase during the third quarter of 2004. Equity of the U.S. operations increased to $56.1 million at the end of 2004 compared to $50.4 million at the end of 2003. This increase was a result of higher net income and increased net unrealized gains in the Company’s investment portfolio.
Liquidity and Capital Resources
      We meet our cash requirements and finance our growth principally through cash flows generated from operations. From 2000 until 2004, we have operated in a hardening market with increased insurance premium rates for our general liability coverages and increased fees for program business opportunities. During 2004 and 2005, we began to experience a leveling of premium rates due to the entrance of new insurance competitors and overall market conditions. Our primary sources of short-term cash flow are premium writings and investment income. Short-term cash requirements relate to claims payments, reinsurance premiums, commissions, salaries, employee benefits, real estate development expenses and other operating expenses. Due to the uncertainty regarding the timing and amount of settlements of unpaid claims, our future liquidity requirements may vary; therefore, we have structured our investment portfolio maturities to help mitigate the variations in those factors. We believe our current cash flows are sufficient for the short-term needs of our current business and our invested assets are sufficient for the long-term needs of our insurance business.
      Net cash provided from operations was $70.4 million for the year ended December 31, 2005, $89.8 million for the year ended December 31, 2004 and $80.2 million for the year ended December 31, 2003. The decrease in cash flow from operations between 2005 and 2004 was primarily caused by increased loss payments, which increased to $46.9 million from $20.5 million. During 2004, we received $2.6 million in final settlement of previously fully reserved notes receivable and also received $1.8 million in settlement of professional liability claims in a rescission matter relating to our acquisition of a brokerage firm and a related entity. See “— Legal Proceedings” for additional information.
      Our ability to pay future dividends to shareholders will depend, to a significant degree, on the ability of our subsidiaries to generate earnings from which to pay dividends. The jurisdictions in which we and our insurance and reinsurance subsidiaries are domiciled place limitations on the amount of dividends or other distributions payable by insurance companies in order to protect the solvency of insurers. Given our growth and the capital requirements associated with that growth, we do not anticipate paying dividends on the Common Shares in the near future.
      We substantially completed the Harbour Village project in 2005. The estimated completion cost for the remainder of Harbour Village is approximately $1.7 million and represents amounts needed to complete construction of a beach club and manage remaining warranty claims on closed condominium units. An accrual of this amount has been established. Management believes that cash on hand will meet the remaining liquidity needs of Harbour Village.
      To further provide for the capital requirements associated with our growth strategy, we entered into the following arrangements. In May 2003, in conjunction with American Safety Capital Trust, a non-consolidated, 100%-owned subsidiary, we issued a 30-year trust preferred obligation in the amount of $8.0 million. This obligation bears interest at the three-month London Interbank Offer Rate (“LIBOR”) plus 4.2%, is payable on a quarterly basis and may be called solely at our option after five years. In order to hedge this obligation for the first five years, we entered into an interest rate swap with an interest rate of 7.1% for five years. In September 2003, in conjunction with American Safety Capital Trust II, a non-consolidated, 100%-owned subsidiary, we issued a 30-year trust preferred obligation in the amount of $5.0 million. This obligation bears interest at three-month LIBOR plus 3.95%, is payable on a quarterly basis and may be called solely at our option after five years. In order to hedge this obligation for the first five years, we entered into an interest rate swap with an interest rate of 7.6% for five years. In November 2003, we completed a secondary offering of over 2.1 million common shares whereby we received $27.2 million of additional capital. Additionally, in November 2005, in conjunction with American Safety Capital Trust III, we issued a 30-year trust preferred obligation in the amount of $25.0 million. This obligation bears a fixed interest rate of 8.31% for the first five years, and a floating rate of three-month LIBOR plus 3.4% thereafter. At the current time, we do not anticipate entering into an interest rate swap with respect to this issuance. Interest is payable on a quarterly basis and the securities may be called solely at our option after five years.
Contractual Obligations
      Our contractual obligations (in thousands) as of December 31, 2005 were:

					More
		Less Than	1-3	3-5	Than 5
	Total	1 Year	Years	Years	Years

Long-term debt	$37,810	$—	$—	$—	$37,810
Interest(1)	95,062	3,026	6,155	6,471	79,410
Operating leases	1,262	661	590	11	—

Total Contractual Obligations	$134,134	$3,687	$6,745	$6,482	$117,220

(1)	The above table includes all interest payments through the expiration of interest rate swaps as discussed in Note 8 to our consolidated financial statements. At that time we may redeem the debt or continue with variable interest payments. All amounts are reflected based on final maturity dates. Variable rate interest obligations are estimated based on current interest rates. Fixed rates include, where applicable, the effects of interest rate derivatives employed to manage interest rate risk.
      For these purposes, routine purchase of services, including insurance, that are expected to be used in the ordinary course of our business have been excluded. More information about our contractual obligations may be found in Note 8 to our consolidated financial statements.
Critical Accounting Policies
      The accounting policies described below are those we consider critical in preparing our financial statements. These policies include significant estimates made by management using information available at the time the estimates are made. However, as described below, these estimates could change materially if different information or assumptions were used.
      Investments. We routinely review our investments that have experienced declines in fair value to determine if the decline is other than temporary. These reviews are performed with consideration of the facts and circumstances of an issuer in accordance with the Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 59, Accounting for Non-Current Marketable Equity Securities; Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities; and related guidance. The identification of distressed investments, and the assessment of whether a decline is other than temporary, involve significant management judgment and require evaluation of factors including but not limited to:

•	Percentage decline in value and the length of time during which the decline has occurred;

•	Recoverability of principal and interest;

•	Market conditions;

•	Ability to hold the investment to maturity;

•	A pattern of continuing operating losses of the issuer;

•	Rating agency actions that affect the issuer’s credit status;

•	Adverse changes in the issuer’s availability of production resources, revenue sources, technological conditions; and

•	Adverse changes in the issuer’s economic, regulatory or political environment.
      Reserves. Certain of our insurance policies and reinsurance assumed, including general and pollution liability policies covering environmental remediation, construction, and workers’ compensation risks, may be subject to claims brought years after an incident has occurred or the policy period has ended. Claims made policies provide coverage for claims that are reported during the policy period. Occurrence form policies provide coverage for claims that occur during the policy period regardless of when they are reported. We are required by our regulators to maintain reserves to cover the unpaid portion of our ultimate liability for losses and loss adjustment expenses with respect to (i) reported claims and (ii) IBNR claims. A full actuarial analysis is performed to estimate all of our unpaid losses and loss adjustment expenses under the terms of our contracts and agreements. In evaluating whether the reserves are reasonable for unpaid losses and loss adjustment expenses, it is necessary to project payments for future losses and loss adjustment expenses. It is probable that the actual future losses and loss adjustment expenses will not develop exactly as projected and may, in fact, vary significantly from the projections. If the net loss reserves were to increase by 5% this would reduce pre-tax income by $11.7 million. If the net loss reserves were to decrease by 5% this would increase pre-tax income by $11.7 million.

      With respect to reported claims, reserves are established on a case-by-case basis. The reserve amounts on each reported claim are determined by taking into account the circumstances surrounding each claim and policy provisions relating to the type of loss. Loss reserves are reviewed on a regular basis, and as new information becomes available, appropriate adjustments are made to reserves.
      Our reserve methodology does not differ among business lines, except with respect to our construction business line as described below. In establishing reserves, we employ several methods in determining our ultimate losses: (i) the expected loss ratio method; (ii) the loss development method based on paid and reported losses; and (iii) the Bornhuetter-Ferguson method based on expected loss ratios, paid losses and reported losses. The expected loss ratio method incorporates industry expected losses which are adjusted for our historical loss experience. The loss development method relies on industry payment and reporting patterns to develop our estimated losses. The Bornhuetter-Ferguson method is a combination of the other two methods, using expected loss ratios to produce expected losses, then applying loss payment and reporting patterns to our expected losses to produce our expected IBNR losses. We review the ultimate projections from all three methods and, based on the merits of each method, determine our estimated ultimate losses. In response to our reserve strengthening in the first two quarters of 2004 in our construction business line and management’s concern that existing reserves for this line of business might be inadequate, we commenced an actuarial reserve evaluation. This evaluation analyzed reserves by specific risk categories within the construction business line, such as general liability for building owners and California contractors in addition to analyzing by a single risk category for the entire construction business line. The results of the specific risk analysis were then compared to the single risk analysis in determining the final carried reserves. The establishment of appropriate loss reserves is an inherently uncertain process, and there can be no assurance our ultimate liabilities will not materially exceed our reserves. For more information on our reserves, see “Business — Loss and Loss Adjustment Expense Reserves”.
      Reinsurance. Ceded unearned premiums and reinsurance balances recoverable on paid and unpaid losses and settlement expenses are reported separately as assets, instead of being netted with the related liabilities, because reinsurance does not relieve us of our legal liability to our policyholders. We continuously monitor the financial condition of our reinsurers. Our policy is to periodically charge to earnings, in the form of an allowance, as necessary, an estimate of unrecoverable amounts from troubled or insolvent reinsurers. We believe that current reserve levels for uncollectible reinsurance are sufficient to cover our exposures.
      Policy Acquisition Costs. We defer commissions and premium taxes that are related to the acquisition of insurance contracts. These costs are capitalized and charged to expense in proportion to premium revenue recognized. The method followed in computing deferred policy acquisition costs limits the amount of these deferred costs to their estimated realizable value. This method would also take into account the premiums to be earned and anticipated losses and settlement expenses, as well as certain other costs expected to be incurred as the premiums are earned. Judgments as to the ultimate recoverability of deferred costs are highly dependent upon estimated future loss costs associated with the premiums written.
      Deferred Income Taxes. We are required to establish a valuation allowance for the portion of any deferred tax asset that we believe will not be realized. The majority of our deferred tax assets associated with the Harbour Village project were realized in 2005. The majority of our deferred taxes associated with our premium writings will be realized over the policy period and payout of related claims. We believe it is more likely than not that we will realize the full benefit of our deferred tax assets; therefore no valuation allowance has been established. See Note 6 to our consolidated financial statements for additional information on deferred tax assets.
      Recognition of Premium Income. General liability premiums are estimated based upon the annual revenues of the underlying insureds. Additional or return premiums are recognized for differences between provisional premiums billed and estimated ultimate general liability premiums due when the final audit is complete after the policy has expired. General liability, surety, commercial auto, other commercial lines and workers’ compensation premiums are recorded ratably over the policy period with unearned premium calculated on a pro rata basis over the lives of the underlying coverages.
Income Taxes
      We are incorporated under the laws of Bermuda and, under current Bermuda law, are not obligated to pay any taxes in Bermuda based upon income or capital gains. We have received an undertaking from the Minister of Finance in Bermuda pursuant to the provisions of the Tax Protection Act, which exempts us and our shareholders, other than shareholders ordinarily resident in Bermuda, from any Bermuda taxes computed on profits, income or any capital asset, gain or appreciation, or any tax in the nature of estate, duty or inheritance until March 28, 2016. Exclusive of our U.S. subsidiaries, we do not consider ourselves to be engaged in a trade or business in the U.S. and accordingly do not expect to be subject to direct U.S. income taxation. Our U.S. subsidiaries are subject to taxation in the U.S.
Impact of Inflation
      Property and casualty insurance premiums are established before the amounts of losses and loss adjustment expenses are known and therefore before the extent by which inflation may affect these expenses is known. Consequently, we attempt, in establishing our premiums, to anticipate the potential impact of inflation. However, for competitive and regulatory reasons, we may be limited in raising premiums consistent with anticipated inflation, in which event we, rather than our insureds, would absorb inflation costs. Inflation also affects the rate of investment return on our investment portfolio with a corresponding effect on our investment income.
Combined Ratio
      The combined ratio of an insurance company measures only the underwriting results of insurance operations and not the profitability of the overall company. Our reported combined ratio for our insurance operations may not provide an accurate indication of our overall profitability. For instance, depending on our mix of business, the combined ratio may fluctuate from time to time and may not reflect the overall profitability of our insurance operations. Our reported combined ratio excludes certain holding company expenses such as interest expense as well as real estate and rescission expenses.
Variable Interest Entities (VIE)
      In January 2003, the Financial Accounting Standards Board (the “FASB”) issued FASB Interpretation No. 46 (“FIN 46”). This interpretation requires the consolidation of entities in which an enterprise absorbs a majority of the entity’s expected losses, receives a majority of the expected residual gains or both, as a result of ownership, contractual or other financial interests in the entity. In December 2003, the FASB issued a revised version of FIN 46, FIN 46(R), which finalized the accounting guidance for VIEs. As a result of adopting FIN 46(R), we consolidated our non-subsidiary affiliate American Safety RRG, and deconsolidated our trust subsidiaries, American Safety Capital Trust, American Safety Capital Trust II and American Safety Capital Trust III.
Off-Balance Sheet Arrangements
      The Company has guaranteed a $2.0 million letter of credit to the State of Vermont on behalf of American Safety RRG, its non-subsidiary affiliate. This letter of credit served as initial capitalization of American Safety RRG and may be drawn upon in the event of the insolvency of American Safety RRG.
Quantitative and Qualitative Disclosures About Market Risk
      Market risk is the risk of economic losses due to adverse changes in the estimated fair value of a financial instrument as the result of changes in equity prices, interest rates, foreign exchange rates or commodity prices. Our consolidated balance sheets include assets whose estimated fair values are subject to market risk. The primary market risks to us are interest rate and credit risk associated with our investments. We have no direct commodity or foreign exchange risk as of December 31, 2005. The estimated fair value of our investment portfolio at December 31, 2005 was $415.5 million, of which 93.9% was invested in fixed maturities and short-term investments and 6.1% was invested in equities.
      Interest Rate Risk. Our fixed rate holdings are invested predominantly in high quality corporate, government and municipal bonds with relatively short durations. The fixed rate portfolio is exposed to interest rate fluctuations; assuming all other factors remain constant, as interest rates rise, their fair values decline and as interest rates fall, their fair values rise. The changes in the fair market value of the fixed rate portfolio are presented as a component of shareholders’ equity in accumulated other comprehensive income, net of taxes.
      We work to manage the impact of interest rate fluctuations on our fixed rate portfolio. The effective duration of the fixed rate portfolio is managed with consideration given to the estimated payout timing of our liabilities. We have investment policies which limit the maximum duration and maturity of individual securities within the portfolio and set target levels for average duration and maturity of the entire portfolio. For additional information on our investments and investment policies, see “Business — Investments.”
      The table below summarizes our interest rate risk and shows the effect of hypothetical changes in interest rates as of December 31, 2005. The selected hypothetical changes do not indicate what would be the potential best or worst case scenarios (in thousands):

			Estimated	Hypothetical
			Fair Value	Percentage
	Estimated	Hypothetical	After	Increase
	Fair Value at	Change in Interest	Hypothetical	(Decrease) in
	December 31,	Rate (bp=basis	Change in	Shareholders’
	2005	points)	Interest Rate	Equity

Total Fixed Maturity Investments	$390,183	200bp decrease	$413,843	19.9%
(including short-term investments)		100bp decrease	399,811	8.1
		100bp increase	369,338	(17.6)
		200bp increase	353,779	(30.7)
      Interest rate risk related to our loans payable to American Safety Capital Trust and American Safety Capital Trust II, two of our non-consolidated 100% owned subsidiaries, is hedged for the first five years of the debt obligations through the use of interest rate swaps. We have not hedged the interest rate risk related to our loan payable to American Safety Capital Trust III.
      Credit Risk. We invest primarily in the debt securities markets, which exposes us to credit risk. Credit risk is a consequence of extending credit and/or carrying investment positions. We require that all securities be rated investment grade at the time of purchase. We use specific criteria to judge the credit quality and liquidity of our investments and use a variety of credit rating services to monitor these criteria. For additional information on our investments and our investment criteria, see “Business — Investments.”
      Our market risk has not changed materially since December 31, 2005.
Legal Proceedings
      We, through our subsidiaries, are routinely a party to pending or threatened litigation or arbitration disputes in the normal course of our business. Based upon information presently available, in view of legal and other defenses available to our subsidiaries, management does not believe that any pending or threatened litigation or arbitration disputes will have any material adverse effect on our financial condition or operating results, except for the following matters.
      Assumed Reinsurance Litigation. We are a defendant in several cases, liquidation actions and reinsurance claims, collectively identified as the “National Warranty” issue. American Safety Re was an excess of loss reinsurer through a reinsurance treaty with National Warranty Risk Retention Group (“National Warranty”) that, in turn, provided insurance coverage to automobile dealerships and other providers that became obligors pursuant to extended automobile warranty contracts they sold to consumers.

National Warranty filed for liquidation in the Cayman Islands (the location of its legal creation). This liquidation had a cascading effect, including the subsequent filing of bankruptcy by various obligors of vehicle service contracts insured by National Warranty. As a result, there are potentially over one million vehicle service contracts that are not being honored by the obligors.
      The liquidators of National Warranty have made claims in excess of $25.0 million pursuant to two reinsurance contracts issued by American Safety Re to National Warranty in 2002 and 2003. In addition, purchasers of vehicle service contracts have made claims against American Safety Re, including a claim by one purchaser group for $10.0 million. This case has been certified as a class action, although we are appealing that determination. Lastly, claims have been made by sellers/obligors of the vehicle service contracts who were insured by National Warranty. There are nine cases against us and other professional services providers, including other reinsurers, relating to National Warranty, with claims in excess of $2.6 million. All of these claims are based on fraud and/or theories of contractual violations. We continue to believe that American Safety Re has valid defenses to the claims including, among others, that it had commuted its obligations under reinsurance treaties, its liability is limited to the amount of coverage provided under the policies, which varies based on premium and loss ratios, and that most of the claimants cannot make claims directly against it. We have an accrual in place that we believe will be sufficient to satisfy any potential liability relating to the outcome of these matters.
      Donald Griggs et al. v. American Safety Reinsurance, Ltd. Et al., Case No 2003-31509, Circuit Court, Seventh Judicial District, Volusia County, Florida. Seven plaintiffs filed suit against us and three of our subsidiaries seeking to recover a $2.1 million loan made by the plaintiffs in 1986 to Ponce Marina, Inc., the former owner of the Harbour Village property. The plaintiffs claimed that we were responsible for the repayment of the loan, with interest. The plaintiffs propounded four theories of liability and the court granted judgment for us on three of the theories. However, the court entered judgment on August 10, 2005 against us for approximately $3.4 million, which includes interest, on the remaining theory. The court held that we, as a condition of our loan, required Ponce Marina, Inc. to demand that the plaintiffs enter into an agreement with Ponce Marina, Inc., to the detriment of their loans and to our benefit, and thus, we had entered into a quasi-contract with the plaintiffs to repay their loan with interest.
      We filed an appeal in December 2005. Based on the merits of the case and the likelihood of ultimate payment, we have not established an accrual for the decision.
      Dick Sizemore v. American Safety Insurance Services, Inc. Et al., Case No 2005-31704, Circuit Court, Seventh Judicial District, Volusia County, Florida. ASI Services, its parents and a number of its affiliates are defendants in a suit brought by an individual who contends that defendants are liable to him for a debt owed to him by Ponce Marina, Inc. in the amount of $400,000 plus interest and costs. The plaintiff also intends to seek class certification on behalf of himself and 21 other unnamed plaintiffs for the case on these claims in excess of $1.7 million plus interest and costs. On January 27, 2006, the trial court dismissed the case. The plaintiff was permitted to file an amended complaint on or before March 6, 2006. The plaintiff filed an amended complaint on March 7, 2006, alleging various theories of recovery, some of which were also alleged in the Griggs case. We continue to vigorously defend this case, as we believe that the case is without merit. Based on the merits of the case and the likelihood of ultimate payment, we have not established an accrual for the decision.
      Baber v. Boroweic v. American Safety Casualty Insurance Company. This case arose out of a malpractice claim brought by the Baber family in 2003 against two lawyers, the Boroweics. During the adjustment of this claim, American Safety Casualty issued a reservation of rights letter, denied the claim based on a coverage issue, rejected a policy limits demand and intervened into the underlying suit. The Babers and Boroweics eventually entered into a “Morris Agreement” wherein the Babers agreed not to pursue any judgment against the Boroweics. Rather, the Boroweics assigned their bad faith rights against American Safety Casualty to the Babers. The court found this to be reasonable and also found that the Babers, as a result of the accident, had incurred $11.0 million in damages. The Babers sued American Safety Casualty for bad faith. This case was settled in December 2005 for $5.5 million.

      We anticipate $1.3 million of the loss to be our ultimate exposure after recovery from our reinsurers, which was recorded in 2005.
      Acquisition Rescission Litigation. In April 2000, we filed a lawsuit in the U.S. District Court for the Northern District of Georgia for damages and, alternatively, to rescind the stock purchase of a Michigan insurance agency and two related insurance companies specializing in insurance program business based upon the sellers’ breach of the representations and warranties made in the definitive agreements concerning the business affairs and financial condition of the acquired companies. This case and related litigation were settled in December 2005 with the release of 109,716 shares of escrowed stock and cash of $355,000 payable to the various defendants.
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
      On July 26, 2004 the Company dismissed KPMG LLP (“KPMG”) as the principal accountant to audit the Company’s financial statements. The decision to change accountants was approved by the Audit Committee of the Board of Directors of the Company.
      KPMG’s audit report on the Company’s consolidated financial statements as of and for the fiscal year ended December 31, 2003 did not contain an adverse opinion or disclaimer of opinion nor was that report qualified or modified as to uncertainty, audit scope or accounting principles.
      In connection with the audit of the fiscal year ended December 31, 2003 and the subsequent interim period through July 26, 2004, there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure or auditing scope of procedure that, if not resolved to KPMG’s satisfaction, would have caused KPMG to make reference to the subject matter of the disagreement in connection with its report. During the fiscal year ended December 31, 2003, and the subsequent interim period, the Company has had no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K under the Securities Act of 1933, as amended (the “Securities Act”).
      BDO Seidman, LLP was engaged by the Company as its new principal accountants to audit the Company’s financial statements, and began such engagement in auditing the Company’s financial statements for the year ended December 31, 2004.

BUSINESS
Who We Are
      We are a specialty insurance company that provides customized insurance products and solutions to small and medium-sized businesses in industries that we believe are underserved by the standard insurance market. For twenty years, we have developed specialized insurance coverages and alternative risk transfer products not generally available to our customers in the standard insurance market because of the unique characteristics of the risks involved and the associated needs of the insureds. We specialize in underwriting these products for insureds with environmental risks and construction risks as well as in developing programs for other specialty classes of risks.
      We were formed in 1986 as an insurance company in Bermuda and began our operations providing insurance solutions to environmental remediation businesses in the U.S. at a time when insurance coverage for these risks was virtually unavailable. Since then, we have continued to identify opportunities in other industry sectors underserved by standard insurance carriers where we believe we can achieve strong and consistent returns on equity. We capitalize on these opportunities by (i) leveraging our strong relationships with agents and brokers, which we refer to as producers, among whom we believe we have a recognized commitment to the specialty insurance market, (ii) charging a higher premium for the risks we underwrite and the services we offer due to the limited availability of insurance coverages for these risks and (iii) mitigating our loss exposure through customized policy terms, specialized underwriting and proactive loss control and claims management.
      We insure and place risks primarily through our two U.S. insurance subsidiaries, American Safety Casualty Insurance Company (“American Safety Casualty”) and American Safety Indemnity Company (“American Safety Indemnity”), and our U.S. non-subsidiary risk retention group affiliate, American Safety Risk Retention Group, Inc. (“American Safety RRG”). We reinsure a portion of these risks through our Bermuda reinsurance subsidiary, American Safety Reinsurance, Ltd. (“American Safety Re”) and our Bermuda segregated account captive, American Safety Assurance Ltd. (“American Safety Assurance”). American Safety Assurance serves as a risk sharing vehicle for program managers and insureds. Our Bermuda subsidiaries also facilitate the allocation of risk among our insurance subsidiaries and provide us with greater flexibility in managing our capital. Our subsidiary American Safety Insurance Services, Inc. (“ASI Services”) provides a range of insurance management and administrative services for American Safety Casualty, American Safety Indemnity and American Safety RRG.
Our Market
      We actively participate in both the excess and surplus lines (“E&S”) and the alternative risk transfer (“ART”) insurance markets.

Excess and Surplus Lines
      Excess and surplus lines insurers provide coverage for difficult to place risks that do not fit the underwriting criteria of insurance companies operating in the standard insurance market. In the standard insurance market, policies must be written by insurance companies that are licensed to transact business as admitted carriers by the state insurance regulators in the state in which the policies are issued. Standard insurance market policy rates and forms are highly regulated and coverages are largely uniform. In contrast, excess and surplus lines insurers are less restricted by these rate and form filing regulations, thereby providing them with more flexibility over the premiums they can charge and the policy terms and conditions they can offer.
      Also included in our description of the excess and surplus lines market is the specialty admitted market. Insurance carriers operating in the specialty admitted market underwrite complex risks similar to excess and surplus lines carriers, but are licensed by the insurance regulators in the states in which they operate as admitted insurance companies. Although they are admitted in the jurisdictions in which they operate, specialty admitted carriers are typically less restricted by policy rate and form regulations than standard admitted carriers due to the complexity of the risks being underwritten, the absence of standard market coverage or the nature of the coverages provided. Some insureds with complex insurance needs require coverage from an admitted insurance company due to regulatory, legal, marketing or other factors. We currently underwrite specialty admitted policies in our environmental business line in California, Illinois, New Jersey, Texas and New York. We also write a small portion of our specialty program business on an admitted basis. Additionally, all of our surety bonds are written on an admitted basis in accordance with standard industry practice.
      The property and casualty insurance industry has historically been a cyclical industry consisting of both “hard market” periods and “soft market” periods. The excess and surplus lines market historically has tended to move in response to the underwriting cycles in the standard insurance market. Hard market periods are characterized by shortages of underwriting capacity, limited availability of capital, less competition and higher premium rates. Typically, during hard markets, as rates increase and coverage terms become more restrictive, business shifts from the standard insurance market to the excess and surplus lines market as standard insurance market carriers rely on traditional underwriting techniques and focus on their core business lines. In soft markets, business shifts from the excess and surplus lines market to the standard insurance market as standard insurance market carriers tend to loosen underwriting standards and seek to expand market share by moving into business lines traditionally characterized as “surplus lines.”
      Since 2000, the excess and surplus lines market has grown substantially both in terms of available premium as well as in relation to the overall U.S. commercial property and casualty market. According to A.M. Best, from 2000 to 2003, the excess and surplus lines market grew at a 29.5% compounded annual growth rate, and increased as a percentage of the overall U.S. commercial property and casualty insurance market from 7.6% to 13.7%. However, from 2003 to 2004, the latest year for which industry data is available from A.M. Best, the year-over-year growth rate was 0.7% as competition increased and the rate of price increases slowed. In 2004, U.S. excess and surplus lines direct premiums written totaled over $33.0 billion and represented approximately 14.9% of the total U.S. commercial property and casualty insurance market.
      Since 2004, we believe the property and casualty insurance market has started to soften and that the number of insurers competing for premium in the excess and surplus lines market has increased. These competitors include several start-up companies as well as larger standard market insurers looking to capture market share by moving from the admitted market to the excess and surplus lines market. This increased competition has caused rates to modestly decline in some of our targeted markets. Despite this modest softening trend, we believe that the current market environment is favorable and believe there are profitable growth opportunities from which we can benefit.

Alternative Risk Transfer
      The alternative risk transfer market provides insurance and risk management products for insureds who want more control over the claims administration process and who pay very high insurance premiums or are unable to find adequate insurance coverage. The ART market originated during the 1980s when obtaining various types of commercial liability insurance coverages was difficult for businesses in certain industries due to the nature of their operations or the industries in which they operated. To meet the risk management or insurance needs of these businesses, new risk transfer solutions were developed, such as captive insurance companies and risk retention groups. Captive insurance companies are risk sharing vehicles, the assets of which are contributed by one interest or a group of related interests so as to provide insurance coverage for their business operations. Risk retention groups are companies that are owned by their insureds that, while being licensed only in the state of their formation, are able to write insurance in all states. These alternative risk transfer arrangements blend risk transfer and risk retention mechanisms and, along with self-insurance, form the ART market.
      The ART market has grown substantially over the past five years through the creation of additional captives and risk retention groups. According to A.M. Best, net premiums written in the ART market grew approximately 56% between 2000 and 2004, although only by 3.6% from 2003 to 2004. During this time, the ART market expanded to include a wider range of risk sharing vehicles, and benefited from more favorable regulation in certain jurisdictions in the U.S. The ART market has responded effectively to the strategic needs of insureds for better financial management, improved claims handling, more effective risk management, customized insurance programs and access to reinsurance markets.
      The ART market has traditionally been inversely correlated to the standard market’s underwriting cycle, expanding in hard market periods and retracting in soft market periods. We believe, however, that this correlation has become less meaningful in recent years as ART solutions have become more accessible and better managed, evidenced by a sharp increase in the number of captive formations and more domestic and offshore domiciles, such as Vermont and Bermuda, offering regulatory environments conducive to captive formations and operations. While this continued growth has contributed to the competitive environment in the ART market, customers in certain industries, such as healthcare and construction, continue to experience difficulty obtaining adequate and affordable coverages that meet their needs.
Our Products
      Our core product segments include excess and surplus lines and alternative risk transfer.
      Excess and Surplus Lines. We focus our excess and surplus lines segment on small to medium-sized businesses in industries such as environmental and construction because we believe that, due to the complex risk profile of those businesses and their smaller account sizes, there is less competition to underwrite these risks. We provide the following excess and surplus lines products in the following industries:

•	Environmental. We underwrite various types of environmental risks, including contractors’ pollution liability, environmental consultants’ professional liability and environmental impairment liability. We do not provide coverage for manufacturers or installers of products containing asbestos that have been the subject of class action lawsuits, but instead insure the contractors who remediate asbestos. For the year ended December 31, 2005, we had gross premiums written of $51.0 million and net premiums written of $41.5 million in our environmental business line, representing 21.4% and 29.5% of our total gross and net premiums written, respectively. Since 2000, we have achieved a compounded annual growth rate in gross premiums written of 30.4% in our environmental business line.
        The environmental risks we underwrite are as follows:

•	Contractors’ Pollution Liability. Includes general and pollution liability coverage for third party claims for bodily injury and property damage, including clean-up costs resulting from pollution conditions. Many of these contractors operate in the pollution remediation industry, engaging in activities such as hazardous waste remediation, soil remediation, emergency response and storage tank installation or removal. This coverage is offered on either an occurrence basis or a claims made and reported basis. Coverage written on an occurrence basis provides coverage to the insured for occurrences during the coverage period while coverage written on a claims made and reported basis provides coverage to the insured only for losses reported during the coverage period.

•	Environmental Consultants’ Professional Liability. Includes professional liability coverage for the unique exposures inherent to environmental professionals including consultants, engineers, design professionals and laboratories. We provide coverage for third party claims resulting from professional services rendered by the insured. This coverage is written on a claims made and reported basis.

•	Environmental Impairment Liability. Includes coverage for both off-site and on-site third party bodily injury, property damage and clean-up costs arising from pollution conditions emanating from or at sites owned or operated by an insured. Our typical insureds for this coverage include waste treatment and disposal facilities, manufacturing facilities, chemical manufacturers and blenders, electric utilities, recyclers, owners and operators of storage tank facilities, dry cleaners, convenience stores, gasoline stations, trucking and distribution centers and petroleum marketers. Coverage is written on a claims made and reported basis.

•	Construction. We underwrite various types of residential and commercial construction risks. Our construction insurance coverages consist mostly of primary general and excess general liability coverages for insureds located primarily in the western U.S. For the year ended December 31, 2005, we had gross premiums written of $95.4 million and net premiums written of $78.0 million in our construction business line, representing 40.1% and 55.5% of our total gross premiums written and net premiums written, respectively. Since 2000, we have achieved a compounded annual growth rate in gross premiums written of 51.6% in our construction business line.
        The construction risks we underwrite include:

•	Residential Construction. We provide coverage for contractors involved with the construction and remodeling of residential homes. The types of residential contractors we insure primarily include graders, framers, concrete workers and drywall installers. For the year ended December 31, 2005, residential construction represented 57.0% of our total construction gross premiums written.

•	Commercial Construction. The commercial contractors we insure primarily include framers (predominantly for apartments), concrete workers and graders. Many of the commercial contractors we insure derive a portion of their revenues from residential construction work, and consequently, most standard market insurance companies will not offer them coverage. Due to our understanding of the residential construction market, we are able to fill a market void for certain commercial contractors and can insure these contractors for an attractive premium per dollar of risk and with customized policy terms. For the year ended December 31, 2005, commercial construction represented 34.0% of our total construction gross premiums written.

Also included in our construction business line are other excess and surplus lines coverages for underserved markets, including general liability for building owners and equipment dealers and products liability for product manufacturers and distributors. The gross premiums written associated with these excess and surplus lines policies represented 9.0% of our total construction business line gross premiums written for the year ended December 31, 2005.

•	Surety. “Surety” is a contract under which an insurer guarantees certain obligations of a second party to a third party. We are listed as an acceptable surety on federal bonds, commonly known as a “Treasury-listed” or “T-listed” surety, primarily providing contract performance and payment bonds to environmental contractors and general construction contractors in 47 states and the District of Columbia. For the year ended December 31, 2005, we had gross premiums written of $2.6 million and net premiums written of $1.3 million in our surety business line, representing 1.1% and 1.0% of our total gross premiums written and net premiums written, respectively.
      Alternative Risk Transfer. We provide the following alternative risk transfer products:

•	Specialty Programs. Working with third party program managers, reinsurance intermediaries and reinsurers, we target small and medium-sized businesses with homogenous groups of specialty risks where the principal insurance requirements are general, professional or pollution liability. We outsource the underwriting and program administration duties for these programs to program managers with established underwriting expertise in the specialty program area. Our specialty programs consist primarily of casualty insurance coverages for construction contractors, pest control operators, small auto dealers, real estate brokers, apartment owners, restaurant owners, tavern owners, bail bondsmen and Hawaii taxicab operators.

We differentiate ourselves from our program competitors in primarily two ways. First, we typically require the originators of the business, the program managers, to share in the risk and profits of the business they produce by assuming a portion of the premiums and the losses on the coverage being offered through the provision of collateral. Our Bermuda segregated account captive, American Safety Assurance, facilitates the risk sharing position of program managers by providing a vehicle through which program managers collateralize their portion of the risk. The requirement to share a portion of the risk encourages program managers to focus on underwriting profitability rather than solely on the production of commission income through premium volume. Second, we choose to focus on smaller programs where there are fewer competitors, thereby allowing us to obtain terms and conditions more favorable to us.

In 2005, we had gross premiums written of $85.1 million and net premiums written of $19.7 million in our specialty programs business line, representing 35.8% and 14.0% of our total gross and net premiums written, respectively. Since 2000, we have achieved a compounded annual growth rate in gross premiums written of 20.2% in our specialty programs business line. We also earn fee income on certain specialty program business that we write.

•	Fully-Funded. Fully-funded policies allow us to meet the needs of insureds that, due to the nature of their businesses, pay very high insurance premiums or are unable to find adequate insurance coverage. Typically, our insureds are required to maintain insurance coverage to operate their business and the fully-funded product allows these insureds to provide evidence of insurance, yet at the same time maintain more control over insurance costs and handling of claims. Our fully-funded product accomplishes this by giving our insureds the ability to fund their liability exposures via a self-insurance vehicle, such as our segregated account captive, American Safety Assurance, or through another captive vehicle established by the insured. We do not assume underwriting risk on these policies, but instead earn fees for providing the policies, which are recorded as premiums. Policy limits are set based on the requirements of the insured, and the insured funds the entire aggregate limit through a combination of cash and irrevocable letters of credit. These cash amounts are not accounted for as premiums written. The aggregate policy limit caps the total damages payable under the policy, including all defense costs. We write fully-funded general and professional liability policies for businesses operating primarily in the healthcare and construction industries. During 2005 we generated $1.2 million in fees from fully-funded business.
      Runoff. When certain business lines do not meet our profit or production expectations, we take corrective actions, which may include exiting those business lines. When we exit a business line, we no longer renew or write any new policies in that business line, although we do continue to service existing policies until they expire and administer any claims associated with those policies. The business lines we have exited since 2002 are:

•	Workers’ Compensation. In 1994, we began writing workers’ compensation insurance for environmental contractors. During 2003, we placed this business line into runoff due to unfavorable loss experience as well as the high expenses associated with servicing this business line. The claims associated with this business line are being administered by a third party. At December 31, 2005, we were carrying net reserves of $12.0 million related to this business line.

•	Excess Liability Insurance for Municipalities. We began writing excess liability insurance for municipalities in 2000. During 2003, we placed this business line into runoff due to a lack of premium production and difficulty in obtaining affordable reinsurance coverage. At December 31, 2005, we were carrying net reserves of $11.1 million related to this business line.
Our Competitive Strengths
      We believe that certain aspects of our business model support our competitive position in the specialty insurance market, including:

•	Focus on underserved insurance markets. We focus on providing insurance products and solutions to niche, underserved markets which exhibit less competition than the standard insurance market and where we have specialized expertise. The coverages we provide are typically nondiscretionary for the insurance buyer, where the purchase of the insurance coverage is required for the continued operation of the insured’s business. We believe that we have developed an effective approach to identifying voids in the insurance market where we have more flexibility over the premiums we can charge and the terms and conditions we can offer for our policies.

•	Versatile organizational structure. Unlike many of our specialty market competitors, our structure includes both Bermuda-domiciled reinsurance and captive companies and U.S.-domiciled admitted and non-admitted insurance companies and a non-affiliated risk retention group. This structure gives us the flexibility to utilize our U.S.-domiciled insurance companies to write admitted and non-admitted policies, our Bermuda reinsurance companies to act as a reinsurer of those policies, our Bermuda captive to serve as a risk sharing vehicle for program managers and insureds and our risk retention group to write policies without having to qualify to do so in each state. Our organizational structure allows us to effectively respond to market trends and to meet the needs of our producers and insureds.

•	Commitment to underwriting discipline. Our assessment of our ability to produce an underwriting profit is a driving factor in deciding whether or not to expand our business or, conversely, to contract our capacity in the markets we serve. Our loss ratio, as compared to the property and casualty industry average, is a testament to our underwriting discipline. According to A.M. Best’s Aggregates and Averages for Property and Casualty Insurers, from 1998 through 2004 the average net loss ratio for the property and casualty industry was 79.2%, while our average net loss ratio over the same period was 58.2%.

•	Proactive claims management and loss control practices. We emphasize a fair but firm claims handling philosophy. Our adjusters promptly and thoroughly investigate claims and strictly adhere to the terms and conditions of our policies. We also employ loss control practices designed to monitor and improve our insureds’ safety and quality control procedures. Claims management and loss control play an important part in our underwriting process by enhancing our underwriters’ awareness of emerging issues.

•	Valuable distribution relationships. We utilize the services of producers to attract new business and to retain existing clients. During our twenty-year history, we have developed strong relationships with producers who we believe consider us to be a preferred source for insurance solutions for unique or difficult to place risks. We currently market our products through over 230 producers in all 50 states and the District of Columbia.

•	Strong financial strength rating. We are rated “A” (Excellent), with a “negative” outlook, and have been assigned a financial size category of VIII by A.M. Best. We believe our rating from A.M. Best is important to our producers and insureds because it instills confidence in our capital strength and ability to pay claims. A.M. Best assigned a “negative” outlook to the rating in September 2004 in response to our reserve strengthening in the second quarter of 2004 because of a concern by A.M. Best with the underwriting results from our core business lines and the potential for further reserve strengthening in the future. A.M. Best reaffirmed this rating and outlook in November 2005. A.M. Best’s rating and outlook should not be considered as an investment recommendation. For additional information on our A.M. Best rating, see “Risk Factors” and “— Rating.”

Our Strategy
      We intend to support the managed growth of our business and enhance shareholder value as follows:

•	Increase our retention of the business we currently write. In the past, we have relied heavily on reinsurance due to capital and rating agency considerations. In July 2005, however, we ceased purchasing reinsurance on the primary general liability portion of our construction business line. We made this decision after performing a loss cost and dynamic financial analysis and concluding that our reinsurance purchases were uneconomical. We believe retaining this exposure will enhance our financial results and returns on capital. We also plan to reduce our dependence on reinsurance and increase our retention of the business that we write in other areas such as specialty programs, environmental and surety.

•	Grow opportunistically our core business lines. We plan to grow opportunistically our business in markets where we have specialized expertise to control risk and maximize underwriting profits, both by expanding premium writings in existing products and by expanding in geographic areas where we have less market presence.

•	In our environmental business line, approximately 5.0% of our gross premiums written are generated from our environmental impairment liability product. We plan to expand writings in this product and have recently added underwriting expertise necessary to support this growth. We also intend to contribute to the expansion of the environmental business line by increasing our online distribution capabilities.

•	In our construction business line, 97.3% of our gross premiums written are generated from policies written in the western U.S., primarily California. We plan to expand geographically in response to decreasing availability of general liability insurance for residential contractors in other areas of the U.S.

•	In our alternative risk transfer segment, we plan to expand writings of our fully-funded product by increasing our distribution sources. A significant portion of our fully-funded fees are generated through five producers. We also plan to expand our specialty programs business line by adding new programs as well as increasing our capacity in existing programs. For example, in January 2006 we implemented a new program providing general liability coverage for owners of senior habitational facilities.

•	Grow into new product lines. In the past, we have identified profitable opportunities in underserved sectors of the insurance industry to expand our business lines and products. We plan opportunistically to develop new insurance products outside our core business lines for customers in underserved markets. As an example, in 2004 we introduced our fully-funded business line, which reflected our ability to expand our product offerings to meet the specific insurance needs of our customers.

•	Pursue potential acquisitions on a selective basis. We continually pursue opportunities to acquire managing general agents, program managers, specialty books of business and experienced underwriting teams with a demonstrated history of profitable underwriting in specialty business lines. The acquisition of managing general agents and program managers would present an opportunity to grow our specialty program business, and the acquisition of specialty books of business and experienced underwriting teams would provide an opportunity to expand our product offerings. Historically, acquisitions have not played a large role in our business, but we expect them to be an important part of our strategy in the future.

•	Leverage our investments in information technology and enhance operational efficiencies. We have worked extensively to increase the efficiency and decrease the cost of processing the business we produce. We believe our technology is scalable and can be modified at minimal cost to accommodate our growth. We expect that our investment in information technology and improved operational efficiency will contribute to a lower expense ratio as we achieve premium growth over time. For more information on the investments we have made in information technology, see “— Technology.”

•	Actively manage our capital. The level of capital that we maintain, and how we deploy that capital, is an important factor in maintaining our “A” (Excellent) financial strength rating from A.M. Best. In evaluating our strategic initiatives, we actively consider the associated impact that these initiatives may have on our capital requirements. We believe our rating from A.M. Best is a competitive advantage to us and maintaining it will be a principal consideration in our decisions regarding growth and capital management.

Our Competition
      The property and casualty insurance market is highly competitive with respect to a number of factors, including overall financial strength of a given insurer, ratings of insurance companies by rating agencies, premium rates, policy terms and conditions, services offered, reputation and commission rates. We believe competition in the sectors of the specialty insurance market we target is fragmented and not dominated by one or more competitors. We frequently encounter competition from other insurance companies that insure risks in business lines that may encompass the specialty markets in which we operate, as well as from standard insurance carriers as they try to gain market share and become more comfortable underwriting the risks in the markets which we serve. The insurance companies with which we compete vary by the industries we target and the types of coverage we offer.
      We believe our “A” (Excellent) rating from A.M. Best, focus on underserved markets, strong relationships with producers and versatile corporate structure are competitive strengths for us and are important factors in providing opportunities for growth.
Rating
      In November 2005, A.M. Best, the most widely recognized insurance company rating agency, reaffirmed its rating of “A” (Excellent), with a “negative” outlook on a group basis of American Safety Insurance, including our two U.S. insurance subsidiaries, our Bermuda reinsurance subsidiary and our U.S. non-subsidiary risk retention group affiliate. An “A” (Excellent) rating is the third highest of fifteen ratings assigned by A.M. Best to companies that have, in the opinion of A.M. Best, an excellent ability to meet their ongoing obligations to policyholders. A.M. Best assigned a “negative” outlook to the rating in September 2004 in response to our reserve strengthening in the second quarter 2004 because of a concern by A.M. Best with the underwriting results from our core business lines and the potential for further reserve strengthening in the future.
      Some policyholders are required to obtain insurance coverage from insurance companies that have an “A-” (Excellent) rating or higher from A.M. Best. Additionally, many producers are prohibited by their internal guidelines from representing insurance companies that are rated below “A-” (Excellent) by A.M. Best. A.M. Best assigns ratings that represent an independent opinion of an insurer’s ability to meet its obligations to policyholders that is of concern primarily to policyholders, insurance brokers and agents and its rating and outlook should not be considered an investment recommendation. This rating is not a continually monitored rating and is subject to change. Any investor for whom this rating may be important as of any date subsequent to the date of this prospectus should obtain this rating from A.M. Best and not rely on the rating set out above.
      We have also been assigned a financial size category of Class VIII by A.M. Best. A financial size category of Class VIII is assigned by A.M. Best to companies with adjusted policyholder surplus of $100 million to $250 million, which, on a statutory basis of accounting, is the amount remaining after all liabilities, including loss reserves, are subtracted from all admitted assets.
      The Company has not retained S&P or any other service to rate its subsidiaries. Despite this, based solely on publicly available information, in October 2005, S&P rated American Safety RRG, American Safety Casualty and American Safety Indemnity “Bpi,” and Fitch Ratings rated these three entities “BBBq.” An S&P “pi” rating is a financial strength rating based on published financial information, as distinguished from ratings determined through in-depth meetings with company officials. Similarly, a rating from Fitch Ratings with a “q” subscript is generated solely using a model that utilizes publicly available financial statement information, without any discussion with senior management.
Distribution
      The specific distribution channels we use vary by business line. We market our excess and surplus products through approximately 230 producers in all 50 states and the District of Columbia. Within our excess and surplus lines segment, our environmental insurance products are written through a mix of retailers and wholesalers, while our construction insurance products are marketed exclusively through wholesale brokers. The only producer that produces greater than 10% of our total gross premiums written is Cooney, Rikard & Curtain Insurance Services, Inc., which produced approximately 18.5% of our total gross premiums written for the year ended December 31, 2005, which was 45.9% of our total construction gross premiums written for the same period. In addition, Brown & Brown, Inc. produced approximately 9.6% of our total gross premiums written for the year ended December 31, 2005, which was 23.1% of our construction gross premiums written for the same period. Our alternative risk transfer specialty program products are distributed through active solicitation by program managers and managing general agents with established underwriting expertise in a specialty program area, to whom we outsource the underwriting and program administration duties. In addition to program managers, reinsurance intermediaries and brokers also serve as a distribution source of program business. Our fully-funded products are marketed primarily through retail brokers, particularly those with a sophisticated understanding of the alternative risk transfer market.
Technology
      We seek to improve the efficiency of our operations by integrating data throughout the organization and by moving data entry functions closer to the source of the information by providing our producers access to our systems via the Internet. We utilize two primary information processing systems that are an integral part of our operations and are discussed below. Ultimately, we believe that these investments in technology will result in a decrease in our expense ratio by enabling us to increase premium volume without requiring significant additional staff. Our information technology department consists of eleven full-time employees, as well as third-party vendors who support our existing technology platform.

•	ProStar. Launched in 2001, ProStar is an online electronic submission, rating and quoting system used to process new and renewal business submissions for smaller businesses with environmental risks. The policies we process through ProStar are combined general, professional and pollution liability policies designed for environmental contractors and consultants with annual revenues of $3.0 million or less. ProStar increases product distribution for smaller environmental accounts while reducing associated underwriting and operating costs. In 2005, gross premiums written generated through ProStar totaled approximately $27.0 million, representing a 103.0% increase from 2004. In addition, policy counts were up 25.0% in 2005 as compared to 2004. We believe this technology is scalable to other products and can be modified to accommodate our growth.

•	Integrated Software Package. We purchased an integrated software package in 2003 that addresses underwriting, premium accounting, claims and forms processing functions and is a secure and consolidated collection of primary insurance data that feeds a data warehouse for management reporting and analysis. The system has been implemented in our construction and environmental business lines, and we believe it is scalable to other products as they are developed.

•	WorkSmart Initiative. In 2004, we began a process improvement initiative in our underwriting and claims departments, which we internally refer to as “WorkSmart.” This initiative has resulted in the restructuring of workflow within the Company. As a result, we have improved both the efficiency of how we process business and the productivity of our underwriting and claims personnel. We believe this initiative will result in our ability to expand our operations without increasing personnel.
Underwriting

Excess and Surplus Lines
      Our underwriting staff handles the insurance underwriting functions for all excess and surplus lines products, with specific underwriting authority related to the experience and knowledge level of each underwriter. Risks that are perceived to be more difficult and complex are underwritten by experienced staff and reviewed by management. The principal factors we use for underwriting these risks include the professional experience of the insured, its operating history, its loss history and, in the case of renewals, its demonstrated commitment to effective loss control and risk management practices.

      Most of our underwriters have approximately twenty years of underwriting experience and in excess of ten years of underwriting experience in the specialty areas we target. We differentiate ourselves from other companies by individually underwriting and pricing each risk, as opposed to the general classification pricing practices which are often performed by larger insurance companies. We seek to instill a culture of underwriting profitability over premium volume and our underwriters’ incentive compensation is based on underwriting profits rather than premium growth. We also enforce an internal quality control standard through periodic audits of underwriter files. Underwriters meet monthly to discuss the status of renewal business with members of the claims department, who adjust claims as reported under a policy, and members of the loss control department, who measure and monitor an insured’s safety and risk management policies.
      An important part of the underwriting and risk control process is the use of customized policy forms and contract wording to limit our ultimate exposure on many of the specialty risks we insure and to adequately respond to evolving claims trends in our core product lines. These trends are often identified through the monthly meetings among claims, loss control and underwriting personnel. Policy terms and conditions are crafted in cooperation with legal counsel to avoid or restrict coverage for certain high exposure risks. Standard, or admitted, carriers do not have the same flexibility to control policy language because they are more heavily regulated by the individual states in which they operate, and are generally required to use standard insurance forms that are broader in coverage.

Alternative Risk Transfer
      We perform an extensive due diligence process which involves detailed reviews of underwriting, policy pricing practices, claims handling, management expertise, information systems and distribution networks on every new program we develop. Based on the results of the due diligence, underwriting guidelines are developed that are specific to each program, and must be adhered to by program managers. We also perform an actuarial analysis on each program, to ensure that the business projections meet our profitability requirements, as well as to determine the appropriate level of risk participation by us and the program manager. After the program is implemented, we utilize our internal underwriting, claims, accounting and regulatory personnel to conduct semi-annual audits of each program’s underwriting, actuarial, claim handling and insurance processing functions to ensure adherence to established guidelines and to assess the long-term profit potential of the program.
Claims Management

Excess and Surplus Lines
      The specialty risks that we underwrite are complex and the claims reported by our insureds often involve coverage issues, or may result in litigation, that require handling by a claims professional with specialized knowledge and claims management expertise. Accordingly, we employ experienced claims professionals with broad backgrounds, many with more than 20 years of experience in resolving the types of claims that typically arise from the specialty risks we underwrite. Our Chief Claims Officer has more than 25 years of diverse experience in claims management for specialty risks, including specific experience with claims involving complex coverage issues, and has managed claims operations with as many as 1,000 employees. We believe our claims management approach, which is focused on achieving the best possible financial outcome through prompt case evaluation and proactive litigation management practices, combined with our industry expertise is integral to controlling our losses and loss adjustment expenses. We also utilize the knowledge and expertise that we gain through the claims management process to enhance our underwriting and marketing activities through frequent interaction among the claims, underwriting and loss control staffs.
      With the exception of construction defect claims associated with our construction business line, claims arising out of policies issued in our excess and surplus lines segment are handled primarily by our internal claims adjustors. Because construction defect claims require specialized knowledge of local markets and regulations, since 2004, the majority of our construction defect claims have been handled by third party administrators (“TPAs”) located in California. However, as a result of premium growth in the construction business line and our decision to take a larger risk position on the construction policies we underwrite, in February 2006 we established an internal claims handling office in California to manage our construction defect claims. This office is staffed with eight adjustors with an average of more than 15 years of experience managing construction defect claims. We believe that the establishment of this office will reduce our reliance on TPAs, enhance our market presence in the western U.S. and enable us to more effectively and profitably manage our construction defect claims.
      We have established claims management best practices, which emphasize the thorough investigation of claims, prompt settlement of valid claims, aggressive defense against claims we believe to be without merit and the accurate establishment of reserves. We recently established a quality assurance unit that is responsible for establishing and maintaining claims handling best practices and monitoring the uniform and consistent application of these practices. This is accomplished primarily through monthly audits of claims files as well as broader departmental audits, as necessary. The audit process includes a detailed evaluation of all facets of the claims management process including investigation, litigation and reserving. These audits are used to measure both departmental and individual performance and identify areas for improvement. We have a claims committee, comprised of claims adjusting staff and claims management, that meets on a bi-weekly basis to discuss high exposure and complex claims to address litigation management strategies, coverage issues and the setting of reserves above established authority levels.

Alternative Risk Transfer
      Claims management also plays an important role in achieving our profitability goals in our alternative risk transfer segment. We use TPAs to handle substantially all of the claims arising from policies written in our alternative risk transfer segment. In some cases, the program manager responsible for the development and management of a particular program has established claims management expertise in the business line written under the program and will act as the TPA for the program. By utilizing TPAs, we gain immediate access to the required claims handling expertise in the unique business lines we underwrite. Our selected TPAs undergo a rigorous pre-qualification process and are closely monitored and regularly audited. We select only TPAs with claims personnel experienced in handling claims for the types of risks typical of our specialty programs and fully-funded accounts.
      To assist us in our selection and monitoring of TPAs, we employ an internal claims staff responsible for both selecting the TPAs as well as ensuring the quality of claims adjudication by the TPAs. Our internal program claims staff pre-qualifies TPAs based on a detailed process that considers, among other characteristics, expertise in a particular business line, reserving philosophy, litigation management philosophy and management controls.
      Once a TPA is qualified and selected, it is given limited reserve and settlement authority. We approve every claim in excess of a TPA’s established settlement authority. Additionally, all coverage issues or disputes are required to be reported to our internal staff. To ensure that the TPAs we employ meet our performance standards, we conduct regular on-site claims audits. Recommendations arising from the claims audits are communicated to the TPA and an agreed upon action plan is implemented. Compliance with the action plan is closely monitored by our staff to ensure acceptable resolution to all recommendations.
Loss Control
      Loss control is not a widely utilized risk management tool by excess and surplus lines companies. We believe, however, that loss control provides significant value to our underwriters as part of their risk selection process, and to our insureds in the improvement of their risk management practices. Our loss control unit assists insureds and our underwriters with regulatory compliance monitoring, the identification and analysis of risk exposures and the selection and implementation of effective risk management practices. Loss control services are utilized most often by our environmental and construction underwriting units as part of their account evaluation and maintenance process. Loss control reports are generated on individual accounts and reviewed by underwriters as part of their underwriting evaluation. Underwriters meet monthly with the loss control unit to discuss the results of inspections on individual accounts as part of their renewal risk selection process. Our loss control services for individual accounts include an initial assessment of regulatory policies and procedures and risk management practices and targeted physical inspections, which are performed by outside professional loss control services companies.
      Within our construction and environmental business lines, the only business lines for which we perform loss control, our inspection process includes an office interview with company management to assess the written policies and procedures as well as the overall corporate approach toward risk management processes. In our environmental business line, we have developed specific work standards or “guidelines” to which insureds must adhere. In our construction business line, we review standard contracts utilized for projects as part of our risk management analysis. A jobsite survey is also performed to assess the implementation and adherence to company, state and federal regulations.
Reinsurance
      Reinsurance is a contractual arrangement under which one insurer (the ceding company) transfers to another insurer (the reinsurer) a portion of the liabilities that the ceding company has assumed under an insurance policy it has issued. A ceding company may purchase reinsurance for any number of reasons, including obtaining, through the transfer of a portion of its liabilities, greater underwriting capacity than its own capital resources would otherwise support, to stabilize its underwriting results, to protect against catastrophic loss and to enter into or withdraw from a business line. Reinsurance can be written on either a quota share basis (where premiums and losses are shared proportionally) or excess of loss basis (where losses are covered if they exceed a certain amount), under either a treaty (involving more than one policy) or facultative (involving only one policy) reinsurance agreement.
      Our philosophy is to utilize reinsurance for asset protection against business and capital risks where economically appropriate and to maximize our use of capital. A description of our reinsurance structure for our business is as follows:
      Environmental. Our reinsurance treaty for environmental products operates on an excess of loss basis. Prior to April 1, 2006, our maximum exposure, on a per occurrence basis, was limited to $500,000. The balance of the risk, up to $10.5 million in excess of our retention, was ceded to unaffiliated reinsurers. Effective April 1, 2006, our reinsurance treaty for environmental products was renewed with our current maximum exposure on a per occurrence basis limited to $800,000. The balance of the risk, up to $10.2 million in excess of our retention, is ceded to unaffiliated reinsurers.
      Construction. Effective July 1, 2005, we discontinued purchasing reinsurance on the primary general liability portion of our construction business line. We made this decision after performing a loss cost and dynamic financial analysis and concluding that our reinsurance purchases were uneconomical. We believe retaining this exposure will enhance our financial results and returns on capital. Prior to July 1, 2005, the reinsurance treaty for our primary general liability portion of our construction business line operated on an excess of loss basis providing reinsurance of $650,000 for each occurrence in excess of a $350,000 per occurrence retention. We continue to maintain a 25% quota share participation reinsurance treaty for our excess liability construction insurance business line. The excess liability construction policies we write provide reinsurance coverage of $2.0 million for each occurrence in excess of a primary general liability policy that provides $1.0 million of coverage.
      Specialty Programs. The majority of our program business is reinsured under separate quota share reinsurance treaties that are purchased for each program. Effective September 1, 2005, we entered into an excess of loss reinsurance structure with several unaffiliated reinsurers that provides reinsurance limits of up to $800,000 in excess of a $200,000 per occurrence retention for each program covered under the treaty. This treaty allows us to consolidate our programs under one reinsurance treaty and provides a more efficient means of securing reinsurance for our programs from both a time and cost standpoint. We have the option of purchasing quota share reinsurance for a portion of our retention amount if we choose not to retain the full $200,000 of each occurrence for a given program.

      Surety. For our surety business, we entered into a quota share reinsurance treaty during the second quarter of 2004 which provides reinsurance for a single bond limit not to exceed $3.0 million subject to a maximum for any one principal of $6.0 million. We retain a 50% participation in this treaty with the balance reinsured by unaffiliated reinsurers.
      Other. We also purchase reinsurance coverage on certain products that protects us from claims associated with bad faith allegations, improper claims handling and multiple insureds being involved in the same occurrence. This reinsurance provides limits of $5.0 million for any one event, subject to an aggregate limit of $10.0 million.
      We do not have any exposures that exceed the limits stated above. We may decide to purchase reinsurance that exceeds this coverage for certain programs. For the year ended December 31, 2005, we ceded $97.3 million of premium (40.9% of direct premiums written) to unaffiliated third party reinsurers. Ceded reinsurance premiums from the specialty programs business line were 67.2% of this amount.

Our Reinsurers
      While reinsurance obligates the reinsurer to reimburse us for a portion of our losses, it does not relieve us of our primary liability to our insureds. If our reinsurers are either unwilling or unable to pay some or all of the claims made by us on a timely basis, we bear the financial exposure. We have written reinsurance security procedures that establish financial requirements for reinsurance companies that must be met prior to reinsuring any of the business we write. Among these requirements is a stipulation that reinsurance companies must have an A.M. Best rating of at least “A-” (Excellent) and a financial size category of Class VIII or greater at the time of writing any reinsurance, unless sufficient collateral has been provided at the time we enter into our reinsurance agreement. A financial size category of Class VIII is assigned by A.M. Best to companies with adjusted policyholder surplus of $100 million to $250 million, which, on a statutory basis of accounting, is the amount remaining after all liabilities, including loss reserves, are subtracted from all admitted assets. We have also established an internal reinsurance security committee, consisting of members of senior management, which meets quarterly to discuss and monitor our reinsurance coverage.
      To protect against our reinsurers inability to satisfy their contractual obligations to us, our reinsurance contracts stipulate a collateral requirement for reinsurance companies that do not meet the financial strength and size requirements described above. These collateral requirements can be met through the issuance of unconditional letters of credit, the establishment and funding of escrow accounts for our benefit or cash advances paid into a trust account. Collateral may also include amounts we owe reinsurers for premium in the ordinary course of business. The following table is a listing of our largest reinsurers ranked by reinsurance recoverables and includes the collateral posted by these reinsurance companies as of December 31, 2005:

		Total
		Recoverables at	Collateral at	Net Exposure at
	A.M. Best	December 31,	December 31,	December 31,
Reinsurers	Rating	2005(1)	2005	2005(2)

	(In thousands)
Berkley Insurance Company	A	$27,377	$—	$27,377
American Constantine(3)	N/A	22,678	22,936	—
Alea Group of Companies	NR-4	16,856	8,068	8,788
Folksamerica Reinsurance Company	A	14,638	1,251	13,387
QBE Reinsurance Corporation	A	10,799	906	9,893
Partner Reinsurance Company	A+	10,752	1,098	9,654
Aspen Insurance UK Limited	A	10,592	1,453	9,139
Louisiana Pest Control Insurance Company	N/A	8,944	8,965	—
Transatlantic Reinsurance Company	A+	8,230	1,311	6,919
Daimler Chrysler Insurance Company	A	7,886	2,780	5,106
America Re-insurance Company	A	7,334	323	7,011
Odyssey American Reinsurance Corporation	A	7,182	114	7,068
Other		51,421	23,006	28,415

Total		204,689	72,211	132,757

Less Valuation Allowance		(1,318)	—	(1,318)

Total Reinsurance Recoverable		$203,371	$72,211	$131,439

(1)	Total recoverables includes recoverable amounts for paid losses, case reserves, incurred but not reported reserves and ceded unearned premiums.

(2)	For purposes of this table, for a reinsurer who is overcollateralized, net exposure is reflected as zero.

(3)	Constitutes a captive supporting risk positions assumed by program managers on certain specialty programs.
      For more information on the financial exposure we bear with respect to our reinsurers, see “Risk Factors.”

Selected Operating Information

Gross Premiums Written
      The following table sets forth our gross premiums written (in thousands) by business line and the allocation of those premiums for the years ended December 31, 2003, 2004 and 2005:

	Gross Premiums Written				Percentage of Total Gross
	Year Ended December 31,				Premiums Written

	2003	2004	2005		2003	2004	2005

E&S
Environmental	$34,603	$44,157	$51,014		16.3%	19.9%	21.4%
Construction	85,793	96,905	95,406		40.3	43.7	40.1
Surety	737	1,725	2,581		0.3	0.8	1.1

Total	121,133	142,787	149,001		56.9	64.4	62.6

ART
Specialty Programs	73,152	76,264	85,138		34.4	34.4	35.8
Fully-Funded	538	1,281	3,822		0.3	0.6	1.6

Total	73,690	77,545	88,960		34.7	35.0	37.4

Runoff	17,844	1,243	(81	) (1)	8.4	0.6	—

Total	$212,667	$221,575	$237,880		100.0%	100.0%	100.0%

(1)	Represents premiums returned to insureds by us.

Net Premiums Written
      The following table sets forth our net premiums written (in thousands) by business line and the allocation of those premiums for the years ended December 31, 2003, 2004, and 2005:

	Net Premiums Written				Percentage of Total Net
	Year Ended December 31,				Premiums Written

	2003	2004	2005		2003	2004	2005

E&S
Environmental	$27,233	$35,024	$41,477		20.7%	26.5%	29.5%
Construction	73,572	77,894	78,026		55.9	59.0	55.5
Surety	734	1,174	1,345		0.6	0.9	1.0

Total	101,539	114,092	120,848		77.2	86.4	86.0

ART
Specialty Programs	15,152	17,273	19,712		11.5	13.1	14.0
Fully-Funded	—	257	2,037		—	0.2	1.4

Total	15,152	17,530	21,749		11.5	13.3	15.5

Runoff	14,787	299	(2,045	) (1)	11.3	0.3	(1.5)

Total	$131,478	$131,921	$140,552		100.0%	100.0%	100.0%

(1)	Represents premiums returned to insureds by us.

Combined Ratio
      The combined ratio is a standard measure of a property and casualty insurer’s performance in managing its losses and expenses. Underwriting results are generally considered profitable when the combined ratio is less than 100%. On a GAAP basis, the combined ratio is determined by adding losses and loss adjustment expenses incurred and acquisition and other underwriting insurance expenses and dividing the sum of those numbers by net premiums earned. Our GAAP combined ratio was 96.8% in 2003, 102.7% in 2004 and 97.8% in 2005.
      The combined ratio of an insurance company measures only the underwriting results of insurance operations and not the profitability of the overall company. Our reported combined ratio for our insurance operations may fluctuate from time to time depending on our mix of business and may not reflect the overall profitability of our insurance operations.
Loss and Loss Adjustment Expense Reserves
      We are required to maintain reserves to cover the unpaid portion of our ultimate liability for losses and loss adjustment expenses with respect to (i) reported claims and (ii) IBNR claims. A full actuarial analysis is performed to estimate our unpaid losses and loss adjustment expenses under the terms of our contracts and agreements. In evaluating whether the reserves are reasonable for unpaid losses and loss adjustment expenses, it is necessary to project future loss and loss adjustment expense payments. It is probable that the actual future losses and loss adjustment expenses will not develop exactly as projected and may, in fact, vary significantly from the projections. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information regarding our historical losses and loss adjustment expenses.
      With respect to reported claims, reserves are established on a case-by-case basis. The reserve amounts on each reported claim are determined by taking into account the circumstances surrounding each claim and policy provisions relating to the type of loss. Loss reserves are reviewed on a regular basis, and as new information becomes available, appropriate adjustments are made to reserves.
      As of December 31, 2005, approximately $188.3 million, or 80.5%, of our net reserves related to our excess and surplus lines segment, $21.4 million, or 9.2%, of our net reserves were attributable to our alternative risk transfer segment and the balance of our net reserves, or $24.2 million, was allocated to our runoff segment.
      Our reserve methodology does not differ among business lines, except with respect to our construction business line as described below. In establishing reserves, we employ several methods in determining our ultimate losses: (i) the expected loss ratio method; (ii) the loss development method based on paid and reported losses; and (iii) the Bornhuetter-Ferguson method based on expected loss ratios, paid losses and reported losses. The expected loss ratio method incorporates industry expected losses which are adjusted for our historical loss experience. The loss development method relies on industry payment and reporting patterns to develop our estimated losses. The Bornhuetter-Ferguson method is a combination of the other two methods, using expected loss ratios to produce expected losses, then applying loss payment and reporting patterns to our expected losses to produce our expected IBNR losses. We review the ultimate projections from all three methods and, based on the merits of each method, determine our estimated ultimate losses. In response to the reserve strengthening in the first two quarters of 2004 in our construction business line and management’s concern that existing reserves for this business line might be inadequate, we commenced an actuarial reserve evaluation. This evaluation analyzed reserves by specific risk categories within the construction business line, such as general liability for building owners and California contractors, in addition to analyzing by a single risk category for the entire construction business line. The results of the specific risk analysis were then compared to the single risk analysis in determining the final carried reserves. The establishment of appropriate loss reserves is an inherently uncertain process, and there can be no assurance our ultimate liabilities will not materially exceed our reserves.
      All of the methods used, as described above, are generally accepted actuarial methods and rely in part on loss reporting and payment patterns while considering the long term nature of some of the coverages and inherent variability in projected results from year-to-year. The patterns used are generally based on industry data with supplemental consideration given to our experience as deemed warranted. Industry data is also relied upon as part of the actuarial analysis, and is used to provide the basis for reserve analysis on newer business lines. Provisions for inflation are implicitly considered in the reserving process. Our reserves are carried at the total estimate for ultimate expected losses and loss adjustment expenses, without any discount to reflect the time value of money. Reserve calculations are reviewed regularly by management and periodically by regulators. A full actuarial analysis is performed annually, assessing the adequacy of statutory reserves established by our management. A statutory actuarial opinion is filed with the various jurisdictions in which our insurance and reinsurance subsidiaries and our non-subsidiary risk retention group affiliate are licensed. “Statutory reserves” are reserves established to provide for future obligations with respect to all insurance policies as determined in accordance with statutory accounting principles (“SAP”), the rules and procedures prescribed or permitted by state insurance regulatory authorities for recording transactions and preparing financial statements. Based upon the practices and procedures employed by us described above, management believes that our reserves are adequate.
      The net carried reserves at December 31, 2003, 2004 and 2005 are as follows:

	Year Ended December 31,

	2003	2004	2005

	(In thousands)
Excess and Surplus Lines
Environmental	$20,700	$32,889	$45,205
Construction	60,176	106,739	142,919
Surety	340	270	220

Total	81,216	139,898	188,344

Alternative Risk Transfer
Specialty Programs	13,746	17,560	21,412

Runoff	20,081	26,582	24,222

Total	$115,043	$184,040	$233,978

      The following table provides a reconciliation of beginning and ending losses and loss adjustment expenses reserve liability balances on a GAAP basis for the years indicated:

	Year Ended December 31,

	2003	2004	2005

	(In thousands)
Gross reserves, beginning of year	$179,164	$230,104	$321,623
Ceded reserves, beginning of year	109,543	115,061	137,583

Net reserves, beginning of year	69,621	115,043	184,040

Incurred related to:
Current year	60,598	79,101	81,800
Prior years	5,236	14,402	2,606

Total incurred	65,834	93,503	84,406

Claim payments related to:
Current year	2,490	2,567	2,501
Prior years	17,922	21,939	31,967

Total claim payments	20,412	24,506	34,468

Net reserves, end of year	115,043	184,040	233,978
Ceded reserves, end of year	115,061	137,583	160,895

Gross reserves, end of year	$230,104	$321,623	$394,873

      The reserve strengthening for prior years for 2003, 2004 and 2005 occurred in the following business lines:

	Year Ended December 31,

	2003	2004	2005

	(In thousands)
Excess and Surplus Lines
Environmental	$(457)	$94	$(754)
Construction	1,602	7,700	2,204
Surety	(791)	37	311

Total	354	7,831	1,761

Alternative Risk Transfer
Specialty Programs	191	1,496	(266)

Runoff	4,691	5,075	1,111

Total	$5,236	$14,402	$2,606

      Reserve strengthening for prior years in the construction business line in 2003 was attributable to developing losses on (i) contractors’ liability business written in New York during 1999 and 2000 and (ii) products liability on certain types of risk. Reserve strengthening for prior years in 2003 in the runoff lines was primarily due to a $3.6 million increase in workers’ compensation reserves reflecting claim development trends that exceeded actuarial modeling expectations. In response to this trend, we changed the assumptions in our workers’ compensation valuation model to better reflect historical loss development patterns.
      Reserve strengthening for prior years in the construction business line in 2004 was attributable to developing losses on (i) certain New York contractor risks written in 2001 and (ii) a change in actuarial reserving methodologies to reflect the creation of more specific risk categories. Exposure to New York contractor risks was significantly reduced during 2002 and 2003. The runoff lines’ reserve strengthening in 2004 for prior years was primarily due to $2.9 million of increases in workers’ compensation reserves and $1.6 million of increases in reserves on our assumed liability program.
      Reserve strengthening for prior years in the construction business line in 2005 was primarily attributable to the commutation of reinsurance contracts with a former reinsurer. This transaction resulted in the Company recognizing losses of $1.0 million in 2005. The runoff lines’ reserve strengthening for prior years included $1.2 million relating to the excess municipality program offset by reserve redundancy from the workers’ compensation business line.

      The following table shows the gross, ceded and net development of the reserves for unpaid losses and loss adjustment expenses from 1995 through 2005 for our primary insurance and reinsurance subsidiaries and our non-subsidiary risk retention group affiliate on a GAAP basis. The top line of the table shows the liabilities at the balance sheet date for each of the indicated years and reflects the estimated amounts for losses and loss adjustment expenses for claims arising in that year and all prior years that are unpaid at the balance sheet date, including IBNR losses. In the gross and ceded sections of the table, the second line shows the re-estimated amount of previously recorded liabilities based on experience as of the end of each succeeding year. The lower portion of the table in the net section shows the cumulative amounts subsequently paid as of successive years with respect to the liabilities. The estimates change as more information becomes known about the frequency and severity of claims for individual years. A redundancy (deficiency) exists when the re-estimated liabilities at each December 31 is less (greater) than the prior liability estimate. The cumulative redundancy (deficiency) depicted in the table, for any particular calendar year, represents the aggregate change in the initial estimates over all subsequent calendar years.

	Year Ended December 31,(1)

	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005

	(In thousands)
Gross reserves	$8,294	$8,914	$11,572	$14,701	$20,413	$50,509	$137,391	$179,164	$230,104	$321,623	$394,873
Re-estimated at 12/31/05	5,712	11,591	13,486	15,322	29,498	91,793	206,276	251,745	303,217	343,390
Cumulative redundancy (deficiency) on gross reserves	2,582	(2,677)	(1,914)	(621)	(9,085)	(41,284)	(68,885)	(72,581)	(73,113)	(21,767)
Ceded reserves	6	45	779	1,842	6,065	27,189	89,697	109,543	115,061	137,583	160,895
Re-estimated at 12/31/05	—	3,769	3,103	3,304	12,995	61,558	130,377	145,481	159,134	156,744
Cumulative redundancy (deficiency) on ceded reserves	6	(3,724)	(2,324)	(1,463)	(6,930)	(34,369)	(40,721)	(35,938)	(44,073)	(19,161)
Net reserves for unpaid losses and loss adjustment expenses	8,288	8,869	10,793	12,860	14,348	23,320	47,734	69,621	115,043	184,040	233,978
Net Reserves re-estimated at December 31:
1 year later	7,482	9,850	11,460	12,298	15,498	24,837	49,469	74,857	129,445	186,646
2 years later	7,518	9,926	12,244	12,967	15,541	26,853	53,912	93,943	144,083	—
3 years later	7,398	9,606	12,550	12,677	16,452	29,242	67,072	106,264	—	—
4 years later	7,027	9,767	11,556	13,054	16,510	28,708	75,899	—	—	—
5 years later	7,251	8,677	11,558	11,995	16,208	30,235	—	—	—	—
6 years later	6,261	8,646	10,505	11,697	16,503	—	—	—	—	—
7 years later	6,329	7,952	10,303	12,018	—	—	—	—	—	—
8 years later	5,767	7,862	10,383	—	—	—	—	—	—	—
9 years later	5,813	7,822	—	—	—	—	—	—	—	—
10 years later	5,712	—	—	—	—	—	—	—	—	—
Cumulative redundancy (deficiency) on net reserves	2,576	1,047	410	842	(2,155)	(6,915)	(28,164)	(36,643)	(29,040)	(2,606)
Cumulative amount of net liability paid through December 31:
1 year later	931	1,827	2,880	3,612	5,243	10,514	15,406	17,873	21,939	31,967
2 years later	2,056	3,506	6,057	6,565	9,616	15,865	28,577	35,642	48,426	—
3 years later	2,906	4,918	7,443	9,058	11,060	22,750	38,290	55,094	—	—
4 years later	3,656	6,034	8,991	9,086	13,558	24,131	47,756	—	—	—
5 years later	4,619	6,638	8,479	9,895	13,646	25,739	—	—	—	—
6 years later	4,906	6,362	9,320	9,816	14,173	—	—	—	—	—
7 years later	4,793	7,017	9,073	10,301	—	—	—	—	—	—
8 years later	5,266	7,016	9,267	—	—	—	—	—	—	—
9 years later	5,266	7,029	—	—	—	—	—	—	—	—
10 years later	5,269	—	—	—	—	—	—	—	—	—
Net reserves December 31	8,288	8,869	10,793	12,860	14,348	23,320	47,734	69,621	115,043	184,040	233,978
Ceded Reserves	6	45	779	1,841	6,065	27,189	89,657	109,543	115,061	137,583	160,895

Gross Reserves	$8,294	$8,914	$11,572	$14,701	$20,413	$50,509	$137,391	$179,164	$230,104	$321,623	$394,873

(1)	Only years ended December 31, 2001, 2002, 2003, 2004 and 2005 include the consolidated values of American Safety RRG.

Investments
      The Company’s investment portfolio is managed to maximize total economic return, with due consideration for the preservation of principal, operating income targets and the Company’s overall asset/liability strategy.
      Our investment portfolio is managed by an independent, nationally recognized investment management company that manages our investment portfolio pursuant to the investment policies and guidelines established by our Board of Directors. We have investment policies which limit the maximum duration and maturity of individual securities within the portfolio and set target levels for average duration and maturity of the entire portfolio. The maturity structure and duration target for our investment portfolio takes into account the need to manage a part of the portfolio to produce cash flow to cover operational needs while allowing flexibility to manage our assets. Our investment guidelines limit the percentage of our portfolio that is permitted to be invested in any one market sector. At December 31, 2005, equity securities represented 20.0% of our prior year-end GAAP shareholders’ equity, the maximum percentage permitted by our investment guidelines. The guidelines further limit the amount that may be invested by issuer quality rating. Additionally, we use specific criteria to judge the credit quality and liquidity of our investments and use a variety of credit rating services to monitor these criteria. In conjunction with our investment policy, guidelines and strategy, we have invested predominantly in investment grade fixed income securities. Our investment portfolio consists primarily of government and government agency securities and high quality marketable corporate securities which are rated investment grade or better. We also invest in equity securities that track the S&P 500. At December 31, 2005, we had $3.5 million invested in dividend paying preferred stocks to increase our investment yield.
      At December 31, 2004 and December 31, 2005, our cash and invested assets totaled approximately $353.9 million and $438.8 million, respectively, and were classified as follows:

			Percent of
	Fair Value at	Amortized Cost at	Amortized Cost
Type of Investment	Dec. 31, 2004	Dec. 31, 2004	Portfolio

	(In thousands)
Cash and Short-Term Investments	$50,742	$50,742	14.4%
Fixed Income Securities:
U.S. Government Securities	66,221	65,887	18.7
States of the U.S. and Political Subdivisions of the States	31,324	31,067	8.8
Mortgage-Backed Securities	96,802	97,244	27.7
Corporate Bonds	91,710	90,742	25.8

Total Fixed Income Securities	286,057	284,940	81.0

Common and Preferred Stocks	15,081	14,002	4.0
Real Estate	2,005	2,005	0.6

Total	$353,885	$351,689	100.0%

	Fair Value	Amortized Cost	Percent of
	at Dec. 31,	at December 31,	Amortized Cost
Type of Investment	2005	2005	Portfolio

	(In thousands)
Cash and Short-Term Investments	$48,617	$48,617	11.0%
Fixed Income Securities:
U.S. Government Securities	85,976	86,740	19.7
States of the U.S. and Political Subdivisions of the States	64,628	64,740	14.7
Mortgage-Backed Securities	130,469	132,992	30.1
Corporate Bonds	83,784	84,764	19.2

Total Fixed Income Securities	364,857	369,236	83.7

Common and Preferred Stocks	25,313	23,484	5.3

Total	$438,787	$441,337	100.0%

      The fair values of our bond portfolio, classified by rating, as of December 31, 2004 and 2005 were as follows:

			Percent of
	Fair Value at	Amortized Cost at	Fair Value
S&P’s/Moody’s Rating(1)	Dec. 31, 2004	Dec. 31, 2004	Total

	(In thousands)
AAA/Aaa (including U.S. Treasuries of $40,056)	$190,476	$189,941	66.6%
AA/Aa	15,083	16,757	5.3
A/A	69,487	65,221	24.3
BBB/Baa	11,011	13,021	3.8

Total	$286,057	$284,940	100.0%

			Percent of
	Fair Value at	Amortized Cost at	Fair Value
S&P’s/Moody’s Rating(1)	Dec. 31, 2005	Dec. 31, 2005	Total

	(In thousands)
AAA/Aaa (including U.S. Treasuries of $46,076)	$276,625	$279,883	75.8%
AA/Aa	16,542	16,644	4.5
A/A	60,718	61,556	16.6
BBB/Baa	8,346	8,374	2.3
Less than BBB/Baa(2)	2,626	2,779	0.8

Total	$364,857	$369,236	100.0%

(1)	Ratings are assigned by S&P or, if no S&P rating is available, by Moody’s Investors Service Inc.

(2)	The BB rated securities were investment grade rated at the time of investment; they mature in 2006.
      The National Association of Insurance Commissioners (the “NAIC”) has a security rating system by which it assigns investments to classes called “NAIC designations” that are used by insurers when preparing their annual financial statements. The NAIC assigns designations to publicly traded as well as privately placed securities. The designations assigned by the NAIC range from class 1 to class 6, with a rating in class 1 being the highest quality. As of December 31, 2005, the majority of our portfolio was invested in securities rated in class 1 or class 2 by the NAIC, which are considered investment grade.

      The weighted average maturity of our bond portfolio at December 31, 2005, was 4.4 years. The maturity distribution of our bond portfolio, as of December 31, 2005, based on stated maturity dates with no prepayment assumptions, was as follows:

	Fair	Amortized
Maturity	Value	Cost

	(In thousands)
Due in one year or less	$35,834	$36,205
Due from one to five years	107,332	108,951
Due from five to ten years	53,865	54,521
Due after ten years	37,357	36,567
Mortgage-backed securities	130,469	132,992

Total	$364,857	$369,236

      Our mortgage-backed securities are subject to risks associated with the variable prepayments of the underlying mortgage loans.
Our Non-Subsidiary Affiliate
      Enacted in 1986, the Risk Retention Act of 1986 (the “Risk Retention Act”) allowed companies with specialized liability insurance needs not available in the standard insurance market to create a new type of entity called a risk retention group. We assisted in the formation of American Safety RRG in 1988 in order to establish a U.S. insurance company to market and underwrite specialty environmental coverages. The advantage of writing policies through a risk retention group is that it is permitted to write policies without having to qualify to do so in each state.
      American Safety RRG is not owned by us, but by its insureds, and is managed by ASI Services. American Safety RRG is authorized to write liability insurance in all 50 states as a result of the Risk Retention Act and is licensed by the Vermont Department of Banking, Insurance, Securities and Healthcare Administration (the “Vermont Department”) under Title 8 of the Vermont Statutes Annotated (the “Vermont Captive Act”) as a stock captive insurance company. Presently, five of our directors are also directors of American Safety RRG: David V. Brueggen, William O. Mauldin, Jr., Thomas W. Mueller, Cody W. Birdwell and Stephen R. Crim. The directors of American Safety RRG are elected annually by the shareholders/insureds of American Safety RRG.
      We transferred our book of environmental insurance business to American Safety RRG in 1988 to allow us to write that insurance on a domestic basis. Our insurance subsidiaries participate in the ongoing business of American Safety RRG through a pooling agreement (whereby we retain 75% of the premiums and risk), and write other environmental coverages.
      In December 2003, the FASB revised Interpretation No. 46, Consolidation of Variable Interest Entities, which requires the consolidation of the financial statements of American Safety RRG into our financial statements. See Note 1(n) to our consolidated financial statements herein for more information relating to this matter. As a result, the financial information presented herein, unless specifically noted, includes balances of American Safety RRG.
Insurance Services
      ASI Services, directly and through its subsidiaries, provides business development, underwriting, accounting, program management, brokerage, claims administration, marketing and administrative services to our U.S. insurance operations and our non-subsidiary risk retention group affiliate. ASI Services has developed many of our primary insurance and reinsurance programs. Since 1990, ASI Services has served as the program manager for American Safety RRG, providing it with program management, underwriting, loss control, marketing and accounting services pursuant to guidelines and procedures established by the Board of Directors of American Safety RRG.

      ASI Services provides a number of services to our two U.S. insurance subsidiaries and to American Safety RRG. These services include:

•	business development services for developing new producer relationships and new business opportunities;

•	program management services for the overall management and administration of a program;

•	underwriting services for evaluating individual risks or classes of risk;

•	reinsurance services for placing reinsurance for a program;

•	loss control services for evaluating the risks posed by a particular class of risk, as well as the ability of insureds to control their losses;

•	claims administration services for the prompt reporting and handling of claims, and the supervision of claims adjusters and TPAs;

•	marketing services for designing and placing advertisements and other marketing materials, as well as marketing insurance programs to producers; and

•	administrative services, including policy and endorsement issuance, data processing, billing, collecting and reporting premiums, producing financial reports and paying claims.
Regulatory Environment

Insurance Regulation Generally
      Our insurance operations are subject to regulation under applicable insurance statutes of the jurisdictions or states in which each subsidiary is domiciled and writes insurance. Insurance regulations are intended to provide safeguards for policyholders rather than to protect shareholders of insurance companies or their holding companies.
      The nature and extent of state regulation varies from jurisdiction to jurisdiction, but typically involves prior approval of the acquisition of control of an insurance company or of any company controlling an insurance company, regulation of certain transactions entered into by an insurance company with an affiliate, approval of premium rates for lines of insurance, standards of solvency and minimum amounts of capital and surplus which must be maintained, limitations on types and amounts of investments, restrictions on the size of risks which may be insured by a single company, deposits of securities for the benefit of policyholders and reports with respect to financial condition and other matters. In addition, state regulatory examiners perform periodic examinations of insurance companies. American Safety Casualty, American Safety Indemnity and American Safety RRG are all subject to examination by state regulatory examiners every three years, and the last state regulatory examination for each entity occurred in 2005, 2003 and 2003, respectively. No exams are currently ongoing.
      Although the federal government does not directly regulate the business of insurance in the U.S., federal initiatives often affect the insurance business in a variety of ways. The insurance regulatory structure has also been subject to scrutiny in recent years by the NAIC, federal and state legislative bodies and state regulatory authorities. Various new regulatory standards have been adopted and proposed in recent years. The development of standards to ensure the maintenance of appropriate levels of statutory surplus by insurers has been a matter of particular concern to insurance regulatory authorities. The “statutory surplus” is the amount remaining after all liabilities, including loss reserves, are subtracted from all admitted assets and determined in accordance with SAP.

Bermuda Regulation
      Our Bermuda subsidiaries that conduct reinsurance business, American Safety Re and American Safety Assurance, are subject to regulation under The Insurance Act 1978, as amended, of Bermuda and related regulations (the “Bermuda Act”), which provide that no person shall conduct insurance business

(including reinsurance) in or from Bermuda unless registered as an insurer under the Bermuda Act by the Supervisor of Insurance (the “Supervisor”).
      The Bermuda Act requires, among other things, Bermuda insurance companies to meet and maintain certain standards of solvency, to file periodic reports in accordance with the Bermuda Statutory Accounting Rules, to produce annual audited financial statements and to maintain a minimum level of statutory capital and surplus. In general, the regulation of insurers in Bermuda relies heavily upon the auditors, directors and managers of the Bermuda insurer, each of which must certify that the insurer meets the solvency capital requirements of the Bermuda Act. Furthermore, the Supervisor is granted powers to supervise, investigate and intervene in the affairs of insurance companies.
      Neither American Safety Insurance, American Safety Re nor American Safety Assurance are registered or licensed as an insurance company in any state or jurisdiction in the U.S.

U.S. Regulation
      As a Bermuda insurance holding company, we do not do business in the U.S. Our two U.S. insurance subsidiaries’ operations are subject to state regulation where each is domiciled and where each writes insurance.
      We acquired American Safety Casualty, a U.S. insurance subsidiary domiciled in Delaware, in 1993. American Safety Casualty is licensed as a property and casualty insurer in 48 states and the District of Columbia. American Safety Casualty is subject to regulation and examination by the Delaware Insurance Department and the other states in which it is an admitted insurer. The Delaware Insurance Department examines American Safety Casualty on a triennial basis. The insurance laws of Delaware place restrictions on a change of control of American Safety Insurance as result of our ownership of American Safety Casualty. Under Delaware law, no person may obtain 10% or more of our voting securities without the prior approval of the Delaware Insurance Department.
      American Safety Casualty, as a licensed insurer, is subject to state regulation of rates and policy forms in the various states in which its direct premiums are written. Under these regulations, a licensed insurer may be required to file and obtain prior approval of its policy form and the rates that are charged to insureds. American Safety Casualty is also required to participate in state insolvency funds, or shared markets, which are designed to protect insureds or insurers that become unable to pay claims due to an insurer’s insolvency. Assessments made against insurers participating in these funds are usually based on direct premiums written by participating insurers, as a percentage of total direct premiums written of all participating insurers. “Premiums Written” are those premiums written, whether or not earned, during a time period.
      We acquired American Safety Indemnity, a U.S. insurance subsidiary domiciled in Oklahoma, in 2000. American Safety Indemnity is currently licensed or approved as an excess and surplus lines insurer in 40 states and the District of Columbia. American Safety Indemnity is subject to examination by the Oklahoma Insurance Department and the other states in which it is approved as an excess and surplus lines insurer. The Oklahoma Insurance Department examines American Safety Indemnity on a triennial basis. The insurance laws of Oklahoma place restrictions on a change of control of American Safety Insurance as a result of our ownership of American Safety Indemnity. Under Oklahoma law, no person may obtain 10% or more of our voting securities without the prior approval of the Oklahoma Insurance Department.
      The premium rates of American Safety Indemnity, as an excess and surplus lines insurer, are not filed and approved with the various state insurance departments, but certain requirements regarding the types of insurance written by excess and surplus lines insurers still must be met. Generally, excess and surplus lines insurers may only write coverage that is not available in the “admitted” market and strict guidelines regarding the coverages are set forth in various state statutes. Surplus lines brokers are the licensed individuals or entities placing coverage with excess and surplus lines insurers, and in most states, the broker is responsible for the payment of surplus lines taxes which are payable to the state in which the surplus lines risk is located. Surplus lines insurers are exempt from participation in state insolvency funds which are designed to protect insureds if “admitted” insurers become insolvent and are unable to pay claims. While American Safety Indemnity is exempt from the majority of state regulatory requirements, it must be “approved” to write the type of insurance in the states where its surplus business lines insurance is written. The Oklahoma Insurance Department retains primary regulatory authority over American Safety Indemnity, as a licensed and admitted insurance company in Oklahoma.
      Additionally, American Safety Casualty and American Safety Indemnity are required to comply with NAIC risk-based capital (“RBC”) requirements. RBC is a method of measuring the amount of capital appropriate for an insurance company to support its overall business in light of its size and risk profile. The ratio of a company’s actual policyholder surplus to its minimum capital requirements will determine whether any state regulatory action is required. State regulatory authorities use the RBC formula to identify insurance companies which may be undercapitalized and may require further regulatory attention.

Regulation of Our Non-Subsidiary Affiliate
      The Risk Retention Act facilitates the establishment of risk retention groups to insure certain liability risks of its members. The statute applies only to liability insurance and does not permit coverage of personal risk liability or workers’ compensation.
      The Risk Retention Act and the Vermont Captive Act require that each insured of American Safety RRG be a shareholder. Each insured is required to purchase one share of American Safety RRG’s common stock upon acceptance as an insured. There is no trading market for the shares of common stock of American Safety RRG and each share is restricted as to transfer. If and when a holder of American Safety RRG common stock ceases to be an insured, whether voluntarily or involuntarily, that holder’s share of common stock is automatically canceled and that person is no longer a shareholder of American Safety RRG. The ownership interests of members in a risk retention group are considered to be exempt securities for purposes of the registration provisions of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and are likewise not considered securities for purposes of any state securities law.
      Congress intended under the Risk Retention Act that the primary responsibility for regulating the financial condition of a risk retention group would rest on the state in which the group is licensed or chartered. American Safety RRG is subject to regulation as a captive insurer under the insurance laws of Vermont and, to a lesser extent, under the laws of each state in which it does business. Any merger or acquisition of American Safety RRG is subject to the prior written approval of the commissioner of the Vermont Department. The Risk Retention Act requires a risk retention group to provide a notice on each insurance policy which it issues to the effect that (i) the policy is issued by a risk retention group; (ii) the risk retention group may not be subject to all of the insurance laws and regulations of the state in which the policy is being issued; and (iii) no state insurance insolvency guaranty fund is available to the policies issued by the risk retention group.
      Additionally, American Safety RRG is also required to comply with NAIC RBC requirements, as discussed above.
Harbour Village Development
      In March 2000, our subsidiary Ponce Lighthouse Properties Inc. and our general contracting subsidiary Rivermar Contracting Company began development of Harbour Village, located in Ponce Inlet, Florida, with 676 condominium units, a marina containing 142 boat slips, a par-3 golf course and beach club. We acquired the Harbour Village property (comprising 173 acres) through foreclosure in April 1999 from an individual to whom the Company had extended a loan in order to satisfy the loan after it was in default. Development of Harbour Village is substantially complete and all of the condominium units and boat slips had been sold and closed by the second quarter of 2005. We do not plan to engage in any additional real estate development activities. However, we are in the process of building a beach club facility that we expect to be completed by the end of the second quarter of 2006. There are two remaining employees that focus on managing the remaining warranty claims on closed condominium units and who oversee the beach club construction. We have an accrual for the estimated completion cost for the remainder of Harbour Village of $1.7 million.
      Real estate income was $3.0 million in 2005, $68.0 million in 2004 and $57.6 million in 2003. This revenue was generated from the sales of condominium units and boat slips at Harbour Village. We recognized revenue when a closing occurred and title passed to the buyer. The following chart shows the number of condominium units and boat slips that were closed each year:

	2003	2004	2005

Condominium Units	197	203	7
Boat Slips	17	4	0

Total	214	207	7

      Real estate expenses were $2.4 million in 2005, $55.5 million in 2004 and $54.0 million in 2003. The majority of real estate expenses, including construction costs, capitalized interest and commissions were recognized at the same time as revenue. General and administrative expenses were expensed as incurred.
Employees
      At December 31, 2005, we employed 114 persons, none of whom were represented by a labor union.
Properties
      Our office is located at 44 Church Street, Hamilton, Bermuda, and the telephone number is (441) 296-8560. The corporate offices of our U.S. subsidiaries are located at 1845 The Exchange, Atlanta, Georgia 30339, and the telephone number is (770) 916-1908. The Company does not own either of these properties, although see “Certain Relationships and Related Party Transactions.”

MANAGEMENT
      The executive officers, senior management and directors of American Safety Insurance are as follows:

Name	Age	Position

Stephen R. Crim	42	President, Chief Executive Officer and Director (E)
Joseph D. Scollo, Jr.	42	Executive Vice President and Chief Operating Officer
William C. Tepe	48	Chief Financial Officer
Steven B. Mathis	38	Vice President - Planning and Treasurer
Ambuj Jain	45	Vice President - Planning and Operations Support
Dorothy J. Giglio	51	Secretary
Pamela M. Moniz	45	Vice President - Finance
Cody W. Birdwell	53	Director and Chairman(E)(F)
David V. Brueggen	59	Director(A)(E)(N)
Lawrence I. Geneen	62	Director(C)(N)
Frank D. Lackner	37	Director(C)(F)
William O. Mauldin, Jr.	65	Director(C)(N)
Thomas W. Mueller	52	Director(E)
William A. Robbie	55	Director(A)(E)(F)
Jerome D. Weaver	51	Director(A)

(A)	Audit Committee Member

(C)	Compensation Committee Member

(E)	Executive Committee Member

(F)	Finance Committee Member

(N)	Nominating and Corporate Governance Committee Member
      Stephen R. Crim became President and Chief Executive Officer of American Safety Insurance in January 2003 and became President of American Safety Insurance’s insurance and reinsurance operations in January 2002. Prior to becoming President and Chief Executive Officer, Mr. Crim was responsible for all of the Company’s underwriting functions since he joined American Safety Insurance in 1990. Previously, Mr. Crim was employed in the underwriting department of Aetna Casualty and Surety and The Hartford Insurance Co. between 1986 and 1990. Mr. Crim has over 19 years of experience in the insurance industry.
      Joseph D. Scollo, Jr. became Executive Vice President and Chief Operating Officer in January 2006. Mr. Scollo served as Executive Vice President of American Safety Insurance since January 2003 and served as Senior Vice President - Operations since November 1998. Previously, Mr. Scollo served as Senior Vice President - Operations of United Coastal Insurance Company, New Britain, Connecticut since 1989. Mr. Scollo has over 17 years of experience in the insurance industry. Mr. Scollo holds a certified public accountant certificate.
      William C. Tepe became Chief Financial Officer of American Safety Insurance in November 2005. Mr. Tepe joined American Safety Insurance with over 24 years of experience in accounting, financial reporting, financial planning and corporate development. Prior to joining American Safety Insurance, Mr. Tepe was the Chief Financial Officer for GAB Robins Inc., an international insurance claims management and adjusting company. Mr. Tepe has also been employed in senior financial reporting and accounting positions within major property and casualty insurance companies such as W. R. Berkley Corp. and USF&G Corporation. Mr. Tepe is a certified public accountant.

      Steven B. Mathis became Vice President – Planning and Treasurer in November 2005. Previously, he served as Chief Financial Officer of American Safety Insurance since August 1998. He also served as American Safety Insurance’s Controller from 1992 to 1998. Mr. Mathis has over 16 years accounting experience in the insurance industry having held accounting positions with American Insurance Managers, Inc. and American Security Group.
      Ambuj Jain joined American Safety Insurance in 2004 and is Vice President – Planning and Operations Support. Mr. Jain has over 20 years of marketing and operations experience. Previously, he served as a consultant to the Company’s Executive Management Team since 1999 and as Senior Vice President, Marketing and Planning for Resort Condominiums International. Mr. Jain has also served as Senior Manager with Deloitte Consulting, Partner with WorldMark Group, Inc., and a marketing professor at Southern Methodist University in Dallas.
      Dorothy J. Giglio became Secretary of American Safety Insurance in January 2005. Ms. Giglio joined American Safety Insurance in August 1990 as the Office Manager and served in that capacity until 1993. Ms. Giglio returned to the Company in 1996 as the Office Manager and was subsequently promoted to Director of Special Projects in 2000. In 2004, she was named Director of Operations Support Group.
      Pamela M. Moniz joined American Safety Insurance in April 2005 and is Vice President – Finance. Ms. Moniz has over 23 years of experience in the accounting field. From 2002 until joining American Safety Insurance, Ms. Moniz was Group Accountant for Goshawk Insurance Holdings, a member of the London Stock Exchange. From 2000 to 2002, Ms. Moniz was Senior Statutory Accountant for SAFECO’s property and casualty companies.
      Cody W. Birdwell has served as a director of American Safety Insurance since 1986 and as Chairman of the Board of Directors since 2004. Mr. Birdwell has been president of Houston Sunbelt Communities, L.C. in Houston, Texas, since 1993, which is engaged in subdivision and mobile home community development and sales. Mr. Birdwell has over 18 years of experience in general and environmental contracting.
      David V. Brueggen has served as a director of American Safety Insurance since 1986. Mr. Brueggen is senior vice president of finance of Anson Industries, Inc. in Melrose Park, Illinois, which is engaged in drywall, acoustical and foam insulation contracting. Mr. Brueggen has been employed by Anson Industries, Inc. since 1982. Previously, he was an audit manager with an international public accounting firm for ten years. Mr. Brueggen is a certified public accountant.
      Lawrence I. Geneen has served as a director of American Safety Insurance since 2003. Mr. Geneen is president and owner of an insurance risk management and strategic consulting firm in Scarsdale, New York. From 1999 to 2001, Mr. Geneen was executive vice president and chief operating officer of American Management Association in New York, New York, which is engaged in management training and publishing. From 1997 to 1999, Mr. Geneen was a managing director of Marsh & McLennan, Inc. in New York where he was responsible for global sales and client management leadership in its insurance brokerage business. From 1992 to 1997, Mr. Geneen was a managing principal and owner of Johnson and Higgins and from 1974 to 1992 Mr. Geneen was employed in a number of executive sales positions and management positions in its insurance brokerage business. Mr. Geneen has over 39 years of experience in the insurance industry.
      Frank D. Lackner has been a director of the Company since 2004. Since 2001, Mr. Lackner has been a managing director with Torsiello Capital Partners LLC in New York, New York, engaged in providing investment banking and financial advisory services to the global insurance and financial services industry. From 1998 to 2001, Mr. Lackner was co-founder and president of RiskContinuum, Inc., an online reinsurance exchange start-up venture established to facilitate reinsurance opportunities for insurance brokers, corporate risk managers, insurance and reinsurance companies, which has ceased operations. From 1993 to 1997, he was a vice president with Insurance Partners L.P., a private equity investment partnership specializing in financial services. From 1992 to 1993, Mr. Lackner was an assistant underwriter with Centre Reinsurance Companies, a subsidiary of Zurich Financial Services, engaged in finite risk reinsurance and insurance transactions. Prior to joining Centre Re, Mr. Lackner was an investment banking analyst in the insurance group at Donaldson, Lufkin & Jenrette Securities Corp. from 1990 to 1992. Mr. Lackner has over 15 years of experience in the insurance and reinsurance industry.
      William O. Mauldin, Jr. has served as a director of American Safety Insurance since 1986. Mr. Mauldin has been president of Midwest Materials Co. in Springfield, Missouri, since 1975, which is engaged in insulation and cold storage contracting. Mr. Mauldin has over 37 years of experience in the construction industry.
      Thomas W. Mueller has served as a director of American Safety Insurance since 1986. Mr. Mueller has been vice president of Cardinal Industrial Insulation Co., Inc. in Louisville, Kentucky, since 1975, which is engaged in industrial insulation and asbestos and sound abatement. Mr. Mueller has over 29 years of experience in the construction industry.
      William A. Robbie began serving as a director of the Company in 2005. Mr. Robbie has provided financial advisory services to the insurance industry through his own firm since December 2004. From November 2002 to November 2004, Mr. Robbie was the Executive Vice President and Chief Financial Officer of Platinum Underwriters Holdings Ltd., a property and casualty reinsurance company in Bermuda. From August 2002 to November 2002, Mr. Robbie held the same position for St. Paul Re. From 1997 to 2002, Mr. Robbie held various positions with XL Capital Ltd. and its subsidiaries including Executive Vice President - Global Financial Services, Senior Vice President - Treasurer and Executive Vice President, Chief Financial & Administrative Officer of XL Re, Ltd. From 1977 to 1997 Mr. Robbie held executive financial positions with Prudential AARP Operations, Continental Insurance Companies, Monarch Life Insurance and Aetna Life and Casualty. Previously, Mr. Robbie was an auditor with an international public accounting firm for three years. He is a certified public accountant. Mr. Robbie has over 27 years of experience in the insurance and reinsurance industry.
      Jerome D. Weaver has served as a director of American Safety Insurance since 2001. Mr. Weaver has been chief executive officer of Specialty Systems, Inc. in Indianapolis, Indiana, since 1996, which is engaged in general construction and asbestos abatement. Mr. Weaver has been employed by Specialty Systems, Inc. since 1989 and has over 14 years of experience in the construction industry.
Board of Directors and Committees of the Board of Directors
      The Company’s Board of Directors consists of nine directors and is divided into three groups, each of whom serves a three-year term. Messrs. Birdwell, Lackner and Mueller serve as directors until the 2006 annual meeting of shareholders. Messrs. Mauldin, Weaver and Robbie serve as directors until the 2007 annual meeting of shareholders. Messrs. Brueggen, Crim and Geneen serve as directors until the 2008 annual meeting of shareholders.
      The Board of Directors has established five standing committees: the audit committee; the compensation committee; the executive committee; the finance committee; and the nominating and corporate governance committee.
      The audit committee is comprised of independent directors and reviews the scope of the Company’s audit, recommends to the Board of Directors the engagement of the independent registered public accounting firm and reviews that firm’s reports. The audit committee operates pursuant to a written charter, a copy of which is available on the Company’s website www.americansafetyinsurance.com in the “Corporate Governance” section. The current members of the audit committee are Messrs. Brueggen, Robbie (chairman) and Weaver. The Board of Directors has determined that each member of the audit committee is financially literate. The Board of Directors has determined that Mr. Robbie is qualified as an “audit committee financial expert” within the meaning of the SEC regulations, and that he, therefore, meets the requirement under the New York Stock Exchange listing standards that at least one member of the audit committee have accounting or related financial management expertise.
      The compensation committee is comprised of independent directors and recommends to the Board of Directors matters regarding executive compensation and stock options. The compensation committee operates pursuant to a written charter, a copy of which is available on the Company’s website www.americansafetyinsurance.com in the “Corporate Governance” section. The current members of the compensation committee are Messrs. Geneen (chairman), Lackner and Mauldin.
      The executive committee exercises the general power and authority of the Board of Directors between meetings of the Board of Directors. The current members of the executive committee are Messrs. Birdwell (chairman), Brueggen, Crim, Mueller and Robbie.
      The finance committee is comprised of independent directors and is responsible for recommending portfolio allocations to the Board of Directors, approving the Company’s guidelines which provide standards to ensure portfolio liquidity and safety, approving investment managers and custodians for portfolio assets and considering other matters regarding the financial affairs of the Company. The current members of the finance committee are Messrs. Birdwell, Lackner (chairman) and Robbie.
      The nominating and corporate governance committee is comprised of independent directors. The committee has as its purposes identifying individuals qualified to become members of the Board of Directors and recommending to the Board of Directors candidates for election or reelection as directors; monitoring and recommending corporate governance and other Board of Directors practices; and overseeing performance reviews of the Board of Directors, its committees and the individual members of the Board of Directors. The committee operates pursuant to a written charter, which is available on the Company’s website www.americansafetyinsurance.com in the “Corporate Governance” section. The current members of the nominating and corporate governance committee are Messrs. Brueggen (chairman), Geneen and Mauldin.
      Shareholders may obtain a printed copy without charge of any of the committee charters referenced above upon written request to the Secretary of the Company, 44 Church Street, Hamilton HM HX Bermuda.
Executive Sessions
      The independent directors meet in executive sessions, at which only independent directors are present, on a regularly scheduled basis at each meeting of the Board of Directors and as needed. Mr. Birdwell presides over the executive sessions of the Board of Directors.
Independence
      The New York Stock Exchange listing standards require listed companies to have a Board of Directors with at least a majority of independent directors. The Board of Directors has determined that each current director and each nominee for election, with the exception of Mr. Crim (who is currently employed by the Company), qualifies as an independent director. In determining each director’s independence, the Board of Directors did consider that Messrs. Brueggen, Mueller and Birdwell are officers of American Safety RRG. This entity is consolidated with the Company for accounting purposes but, for purposes of independence analysis, is considered an affiliate of the Company rather than a subsidiary of the Company. The Board of Directors has determined that this relationship does not prevent these directors from being considered independent.
Code of Business Conduct and Ethics
      The Board of Directors has approved a Code of Business Conduct and Ethics in accordance with rules of the SEC and the New York Stock Exchange listing standards applicable to all directors, officers and employees, including the principal executive officers, principal financial officers, principal and senior accounting officers or controller, or person performing similar functions. The Code of Business Conduct and Ethics is intended to provide guidance to directors and management to assure compliance with law and promote ethical behavior. The Company’s Code of Business Conduct and Ethics is available on its website www.americansafetyinsurance.com in the “Corporate Governance” section. Shareholders may request a printed copy of the Code of Business Conduct and Ethics upon written request to the Secretary of the Company, 44 Church Street, Hamilton HM HX Bermuda.
Corporate Governance Guidelines
      The Company is committed to having sound corporate governance practices, and the Board of Directors has adopted Corporate Governance Guidelines that provide a framework for the governance of the Company. The Board of Directors reviews these guidelines periodically and monitors developments in the area of corporate governance. The Company’s Corporate Governance Guidelines are available on its website www.americansafetyinsurance.com in the “Corporate Governance” section. Shareholders may request a printed copy without charge upon written request to the Secretary of the Company, 44 Church Street, Hamilton HM HX Bermuda.
Compensation Committee Interlocks and Insider Participation
      The compensation committee, consisting of Messrs. Geneen, Lackner and Mauldin, is made up of non-employee directors who have never served as executive officers of the Company. None of the Company’s executive officers serve on the Board of Directors of any entity whose directors or officers serve on the Company’s compensation committee.
Compensation of Directors
      Pursuant to the 1998 Director Stock Award Plan, non-employee directors are awarded an annual retainer in the form of the Common Shares having a fair market value of $30,000. The Common Shares are granted to the directors who are serving as directors immediately after each annual general meeting of shareholders and the fair market value of the Common Shares is determined as of that date. The Common Shares vest as of the day immediately preceding the next annual general meeting of shareholders following the date of grant.
      Non-employee directors also are paid $1,000 per day for attendance at each meeting of the Company’s Board of Directors and the committees of the Board of Directors on which they serve. In addition, each of the Company’s directors also serves on the Board of Directors of American Safety Holdings Corp. and is paid $1,000 per day for attendance at meetings of that Board of Directors and the committees thereof on which they serve. Directors are also reimbursed for their reasonable travel expenses in connection with their service.

Executive Compensation
      The following table sets forth information regarding the annual compensation paid to our Chief Executive Officer and the three other executive officers of the Company who received a combined salary and bonus in excess of $100,000 (the “Named Executive Officers”) for services rendered to the Company during the years indicated:
Summary Compensation Table

					Long-Term
					Compensation Awards

		Annual Compensation				Securities
					Restricted	Underlying
Name and Principal		Base		Other Annual	Stock	Options	All Other
Position	Year	Salary	Bonus	Compensation	Awards	Granted	Compensation(1)

Stephen R. Crim	2005	$360,000	$180,000	$20,000	—	—	$8,400
Chief Executive	2004	$325,000	—	—	—	18,000	$6,500
Officer and President(2)	2003	$290,000	$195,000	—	—	107,000	$6,000
Joseph D. Scollo, Jr.	2005	$270,000	$135,000	$15,000	—	—	$8,400
Executive Vice	2004	$250,000	—	—	—	12,000	$6,500
President — Operations(3)	2003	$239,583	$105,000	—	—	61,000	$6,000
William C. Tepe	2005	$40,157	$100,000	—	—	25,000	—
Chief Financial Officer(4)
Steven B. Mathis	2005	$173,250	$48,500	—	—	5,000	$7,479
Vice President —	2004	$166,750	—	—	—	9,000	$6,500
Planning and Treasurer(5)	2003	$150,000	—	—	—	23,000	$6,000

(1)	Represents amounts accrued for contributions by us with respect to our 401(k) plan.

(2)	Mr. Crim’s “Other Annual Compensation” for 2005 consists of $20,000 for annual insurance premiums paid by the Company.

(3)	Mr. Scollo became Executive Vice President and Chief Operating Officer, effective January 1, 2006. Mr. Scollo’s “Other Annual Compensation” for 2005 consists of $15,000 for annual insurance premiums paid by the Company.

(4)	Mr. Tepe became Chief Financial Officer, effective November 14, 2005.

(5)	Mr. Mathis became Vice President - Planning and Treasurer, effective November 14, 2005.
Stock Option Grants, Exercises and Year-End Values
      The following table sets forth information regarding stock option grants, exercises and year-end values as of December 31, 2005 by the Named Executive Officers identified in the Summary Compensation Table above. For more information, see Note 13 to our consolidated financial statements (audited) herein.
Option Grants in 2005

		Percent of			Potential Realizable
	Number	Total			Value at Assumed Annual
	of	Options			Rates of Stock Price
	Securities	Granted			Appreciation for Option
	Underlying	to	Exercise		Term(1)
	Options	Employees	Price per	Expiration
Name	Granted	in 2005	Share	Date	5%	10%

William C. Tepe	25,000	81	$16.18	11/14/15	$254,388	$644,669
Steven B. Mathis	5,000	16	$16.72	9/22/15	$52,576	$133,237

(1)	The dollar amounts calculated represent hypothetical values that may be realized upon exercise of the options immediately prior to the expiration of their term, assuming that the stock price on the date of grant appreciates at the specified annual rates of appreciation, compounded annually over the term of the option. These calculations are based on rules promulgated by the SEC.

      The following table sets forth information regarding options exercised in 2005 and the number and value of exercised and unexercised stock options held as of December 31, 2005 by the Named Executive Officers identified in the Summary Compensation Table above.
Aggregated Option Exercises in 2005 and Year-End Option Values

			Number of Securities		Value of Unexercised
	Number of		Underlying Unexercised		In-the-Money
	Shares		Options at Year-End		Options at Year-End(1)
	Acquired on	Value
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Stephen R. Crim	0	0	127,000	101,000	$958,440	$794,570
Joseph D. Scollo, Jr.	0	0	58,000	54,000	$434,110	$420,780
William C. Tepe	0	0	0	25,000	$0	$14,000
Steven B. Mathis	0	0	43,000	23,000	$326,100	$131,860

(1)	The dollar value was calculated determining the difference between the fair market value of the underlying securities at December 31, 2005 ($16.74 per share) and the exercise price of the options.
Stock Option Plan
      The Company maintains the 1998 Incentive Stock Option Plan, as amended (the “Incentive Plan”), which was approved by shareholders and is intended to further the interests of the Company and its shareholders by attracting, retaining and motivating officers, employees, consultants and advisors to participate in the long-term development of the Company through ownership of common shares. The Incentive Plan provides for the grant of stock options, which may be either non-qualified stock options or incentive stock options for tax purposes.
      The Incentive Plan is administered by the compensation committee of the Company’s Board of Directors. The compensation committee is authorized to determine the terms and conditions of all option grants, subject to the limitations set forth in the Incentive Plan. In accordance with the terms of the Incentive Plan, the option price per share will not be less than the fair market value of the common shares on the date of grant, the term of any options granted may be no longer than ten years and there may or may not be a vesting period before any recipient may exercise any of those options. The rights of recipients receiving these stock options generally vest equally over three years, beginning with the first anniversary date of grant, and expiring ten years from the date of grant. As of December 31, 2005, there were 430,627 remaining options available to be granted under the Incentive Plan.
Chief Executive Officer Compensation
      The compensation of Mr. Stephen R. Crim, President and Chief Executive Officer of the Company, is determined pursuant to the principles noted above and specific consideration is given to Mr. Crim’s responsibilities and his contribution to the Company’s operating results. In 2005, Mr. Crim’s annual base salary was $360,000, in accordance with a three-year employment agreement entered into with the Company in 2005. This contract also provides for an annual base salary of $380,000 in 2006 and $400,000 in 2007. This contract also provides for an annual discretionary bonus, and other customary executive benefits including stock options and health insurance. Pursuant to the contract, an annual discretionary bonus is the amount as may be determined by the Board of Directors, in its discretion. No specific performance criteria or objectives are utilized in making this determination. However, Mr. Crim’s annual discretionary bonus historically has been related to the achievement of goals and objectives established by the compensation committee under the Company’s Incentive Compensation Plan. Mr. Crim received a bonus of $180,000 for the year ended December 31, 2005.

Other Employment Agreements
      Joseph D. Scollo, Jr., Executive Vice President and Chief Operating Officer of the Company, entered into a three-year employment agreement with the Company in March 2005, which provided for an annual base salary of $270,000 in 2005, $285,000 in 2006 and $300,000 in 2007, an annual discretionary bonus, and other customary executive benefits including stock options and health insurance. Mr. Scollo’s annual discretionary bonus historically has been granted pursuant to the criteria established by the compensation committee under the Incentive Compensation Plan. Mr. Scollo entered into an amendment to his employment agreement on January 1, 2006, reflecting his new position and duties as Executive Vice President and Chief Operating Officer. As part of that amendment, Mr. Scollo’s annual base salary was increased to $325,000 in 2006 and 2007.
      William C. Tepe, Chief Financial Officer of the Company, entered into an employment agreement with the Company in November 2005 which will expire at the end of 2007. This agreement provides for a base annual salary of $300,000 in 2006, which may be increased pursuant to a merit increase at each annual performance evaluation, beginning April 1, 2007. Mr. Tepe is eligible to receive an annual discretionary bonus, which has historically been granted pursuant to the criteria established by the compensation committee under the Incentive Compensation Plan, and other customary executive benefits including stock options and health insurance.

PRINCIPAL SHAREHOLDERS
      The following table sets forth certain information regarding the Common Shares of American Safety Insurance owned as of April 24, 2006 (i) by each of our directors, (ii) by each of our Named Executive Officers identified in the Summary Compensation Table above, (iii) by each person who beneficially owns more than 5% of the outstanding Common Shares and (iv) by all directors and executive officers of American Safety Insurance as a group. For more information concerning the selling shareholders, see “Selling Shareholders.” Except as otherwise indicated, each person listed below has sole voting and investment power with respect to those Common Shares.
      Common Shares beneficially owned include shares that may be acquired pursuant to the exercise of outstanding stock options that are exercisable within 60 days of April 24, 2006.

		Shares that
		May be
	Number of	Acquired	Percentage
Name of Beneficial Owner	Common Shares	Within 60 Days	Ownership

Thomas W. Mueller(1)	329,392		4.83%
David V. Brueggen(2)	294,221		4.32
William O. Mauldin, Jr.(3)	235,775		3.46
Cody W. Birdwell(4)	203,601		2.99
Jerome D. Weaver	4,869		*
Frank L. Lackner	3,542		*
William A. Robbie	3,521		*
Lawrence I. Geneen	2,792		*
Stephen R. Crim(5)	84,914	127,000	3.05
Joseph D. Scollo, Jr.	2,005	58,000	*
Steven B. Mathis	1,250	43,000	*
William C. Tepe	0	0	0
Frederick C. Treadway(6)	834,716	232,000	15.13
Walsh R.E., Ltd.(7)	475,889		6.98
Royce and Associates(8)	422,000		6.19
Goldman Capital Management(9)	363,200		5.33
All directors and executive officers as a group (12 persons)	1,165,882	228,000	19.78%

*	Less than 1%

(1)	Includes Common Shares held of record by The Mark C. Mueller Trust for which Mr. Thomas W. Mueller is the sole trustee. Mark C. Mueller is a brother of Thomas W. Mueller. Includes 160,000 Common Shares held of record by The Thomas W. Mueller Trust for which Mark C. Mueller is the sole trustee.

(2)	Includes 291,218 Common Shares held of record by Vertecs Corporation, of which Mr. Brueggen is the Chief Financial Officer.

(3)	Includes 226,074 Common Shares held of record by A.R.I. Incorporated. Mr. Mauldin and his wife are the sole owners of A.R.I. Incorporated.

(4)	Includes 98,250 Common Shares of record held by The Cody Birdwell Family Limited Partnership, over which Mr. Birdwell has sole voting power with respect to the Common Shares.

(5)	Includes 83,340 Common Shares owned by his spouse and 144 Common Shares held of record as custodian for a child.

(6)	Includes 644,027 Common Shares held of record by Treadway Associates, L.P., a limited partnership owned by Mr. Treadway and his children. Mr. Treadway’s address is 9406 Promontory Circle, Indianapolis, Indiana 46236.

(7)	Its address is 588 Washburn Road, Tallmadge, Ohio 44278 according to a Schedule 13(d) as filed with the SEC.

(8)	Its address is 1414 Avenue of the Americas, New York, New York 10019 according to a Schedule 13(d) as filed with the SEC.

(9)	Its address is 220 East 42nd Street, New York, New York, 10017 according to Schedule 13(d) as filed with the SEC.
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
      Messrs. Brueggen, Crim, Mauldin and Mueller, members of the Company’s Board of Directors, are also directors of American Safety RRG, a non-subsidiary affiliate, which is managed by ASI Services, the Company’s principal U.S. program development, underwriting and administrative services subsidiary, on a fee-for-service basis. This entity is consolidated with the Company for accounting purposes and, for purposes of independence analysis, is considered an affiliate of the Company. American Safety RRG is a stock captive insurance company licensed in Vermont and is authorized to write liability insurance in all 50 states as a result of the Risk Retention Act. The directors of American Safety RRG are elected annually by its shareholder/insureds.
      Mark Mueller, the brother of Mr. Mueller, a member of the Company’s Board of Directors, serves as advisory director of the Company.
      ASI Services leases approximately 25,000 square feet of office space in Atlanta, Georgia from a company that is owned by Messrs. Crim, Mathis, Mueller and Scollo, all of whom are officers or directors of the Company. The lease, which expires August 31, 2007, provides for a base annual rent and a five year option to extend (with a 4% annual increase during that extension). ASI Services paid rent to the landlord of $533,093 in 2005. The Company believes that the terms of this lease are at least as favorable as the terms that the subsidiary could obtain from an unrelated third party.

DESCRIPTION OF THE COMMON SHARES
General
      As of December 31, 2005, our authorized capital stock consisted of 15 million common shares, par value $.01 per share (the “Common Shares”), and 5 million preferred shares, par value $.01 per share (the “Preferred Shares”).
      Set forth below is a summary description of all of the material terms of our capital stock. This description is qualified in its entirety by reference to our Memorandum of Association and Bye-Laws, a copy of each of which is filed as an exhibit to the registration statement of which this prospectus is a part.
Common Shares
      The Common Shares offered hereby will be validly issued, fully paid and nonassessable. There are no provisions of Bermuda law or our Bye-Laws which impose any limitations on the rights of shareholders to hold or vote Common Shares by reason of those shareholders not being residents of Bermuda.
      Our Common Shares are quoted on the New York Stock Exchange under the symbol “ASI.” Under our Bye-Laws, the registration of transfer of any of our shares may be suspended at any time after appropriate notice has been given and for any period (not exceeding 30 days in any year) as the Board of Directors may determine. However, our listing agreement with the New York Stock Exchange does not provide us with that right. As a result, the Board of Directors does not expect to exercise that right.
      Dividend Rights. We do not anticipate paying cash dividends on the Common Shares in the near future. In June 2003, our Board of Directors decided to suspend paying dividends on the Common Shares so that we could utilize the capital to take advantage of improving premium rates in the property and casualty insurance market. As an insurance holding company, our ability to pay cash dividends to our shareholders depends, to a significant degree, on the ability of our subsidiaries to pay cash dividends to us. The jurisdictions in which we and our subsidiaries are domiciled place limitations on the amount of dividends or other distributions payable by insurance companies in order to protect the solvency of the insurers. Further, in connection with the issuance of trust preferred securities by our subsidiaries for whom American Safety Insurance Holdings, Ltd. acts as parent guarantor, American Safety Insurance Holdings, Ltd. may not pay dividends on the Common Shares during an event of default under the governing documents of those transactions or if the issuing trust chooses to defer payment of dividends on the trust preferred securities. Our current policy is for our primary insurance and reinsurance subsidiaries to retain their capital for growth and to not pay dividends on the Common Shares for the foreseeable future.
      Holders of Common Shares, however, will be entitled to receive dividends ratably if, when and as declared by the Board of Directors out of funds legally available therefor.
      Voting Rights. Each holder of Common Shares is entitled to one vote per share on all matters submitted to a vote of our shareholders, subject to the 9.5% voting limitation described below. All matters, including the election of directors, voted upon at any duly held shareholders meeting must be authorized by a majority of the votes cast at the meeting by shareholders represented in person or by proxy, except (i) approval of a merger, consolidation or amalgamation, (ii) the sale, lease or exchange of all or substantially all of our assets and (iii) the amendment of certain provisions of the Bye-Laws, which each require the approval of at least 66 2/3 % of the outstanding voting shares entitled to vote. In addition, in the case of (i) and (ii), regulatory approval from the Bermuda Monetary Authority, the Delaware Insurance Department, the Oklahoma Insurance Department may be required prior to taking that action. No further approval for any merger, consolidation or amalgamation, other than the approval described above, is required under applicable provisions of Bermuda law.
      The Common Shares have non-cumulative voting rights, which means that the holders of a majority of the Common Shares may elect all of our directors and, in that event, the holders of the remaining shares will not be able to elect any directors.

      The Bye-Laws contain certain provisions that limit the voting rights that may be exercised by certain holders of Common Shares. The Bye-Laws provide that each holder of Common Shares is entitled to one vote per share on all matters submitted to a vote of our shareholders, except that if, and so long as, the Controlled Shares (as defined below) of any person constitutes more than 9.5% of the issued and outstanding Common Shares, the voting rights with respect to the Controlled Shares owned by that person will be limited, in the aggregate, to a voting power of 9.5% (the “Maximum Percentage”), other than the voting rights of Frederick C. Treadway (one of our founding shareholders) or Treadway Associates, L.P., a limited partnership owned by Mr. Treadway and his children, including their respective heirs, successors and assigns. In addition, any amendment of the term “Maximum Percentage” must be consented to by Mr. Treadway or Treadway Associates, L.P. “Controlled Shares” means, with respect to any person, (i) all of our shares directly, indirectly or constructively owned by that person and (ii) all of our shares directly, indirectly or beneficially owned by that person within the meaning of Section 13(d) of the Exchange Act (including any shares owned by a group of persons, as so defined and including any shares that would otherwise be excluded by the provisions of Section 13(d) of the Exchange Act). Under these provisions, if, and so long as, any person directly, indirectly or constructively owns Controlled Shares having more than 9.5% of the total number of votes exercisable in respect of all of our voting shares, the voting rights attributable to those shares will be limited, in the aggregate, to 9.5% of the total number of votes.
      Preemptive Rights. No holder of our Common Shares will, by reason only of those holdings, have any preemptive right to subscribe to any additional issue of shares of any class or series nor to any security convertible into those shares.
Preferred Shares
      Pursuant to our Bye-Laws, our Board of Directors may by resolution establish one or more series of preferred shares having such number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations as may be fixed by the Board of Directors without any further shareholder approval. These rights, preferences and limitations as may be established could also have the effect of impeding or discouraging the acquisition of control of American Safety Insurance.
Anti-Takeover Effects of Bye-Laws
      The Bye-Laws contain certain provisions that may be viewed as making the acquisition of control of American Safety Insurance more difficult. Specifically, our Bye-Laws:

•	require the prior resolution of the “continuing directors” of our Board of Directors or the affirmative vote of at least 66 2/3 % of the outstanding voting shares entitled to vote to approve a “business combination” as described below under “— Bye-Laws — Restrictions on Certain Business Combinations”;

•	require the affirmative vote of at least 66 2/3 % of the outstanding voting shares to amend, repeal or adopt any provision inconsistent with the foregoing provision of the Bye-Laws;

•	provide for a classified or “staggered” Board of Directors; and

•	reduce the voting power of any shareholder (other than the persons described above) who owns greater than 9.5% of the voting shares of American Safety Insurance so that the voting power of that shareholder will be limited to 9.5% of the voting power of American Safety Insurance, regardless of the percentage of voting shares owned.
These provisions are designed to encourage persons seeking to acquire control of us to negotiate with the Board of Directors. The Board of Directors believes that, in general, the interests of our shareholders would be best served if any change in control results from negotiations with the Board of Directors. The Board of Directors would negotiate based upon careful consideration of the proposed terms, such as the price to be paid to shareholders, the form of consideration to be paid and the anticipated tax effects of the transaction. However, these provisions could have the effect of discouraging a prospective acquirer from making a tender offer or otherwise attempting to obtain control of American Safety Insurance. To the extent these provisions discourage takeover attempts, they could deprive shareholders of opportunities to realize takeover premiums for their shares or could depress the market price of the Common Shares.
Bye-Laws
      The Bye-Laws provide for the internal regulation of American Safety Insurance, including, among other things, the establishment of share rights, modification of those rights, issuance of share certificates, the transfer of shares, alterations to capital, the convening and conduct of general meetings, proxies, the appointment and removal of directors, conduct and power of directors, dividends and the appointment of any auditor.
      In addition to the provisions of the Bye-Laws discussed above, set forth below is a description of other relevant provisions of the Bye-Laws. The descriptions are intended as a summary only and are qualified in their entirety by reference to the Bye-Laws which are filed as an exhibit to the registration statement of which this prospectus is a part.
      Shareholder Proposals. The Bye-Laws provide that shareholders have the right to submit a proposal for consideration at an annual general meeting or special general meeting of shareholders or to nominate persons for election as directors, provided that written notice of that shareholder’s intent to make a proposal or nomination must be received by the Secretary of American Safety Insurance at our registered offices not later than 60 days prior to that meeting. A shareholder’s request for a proposal to be considered at a meeting must set forth: (i) the name and record address of the shareholder proposing that proposal; (ii) a representation that the shareholder is a holder of record of the shares of American Safety Insurance entitled to vote at that meeting and intends to appear in person or by proxy at the meeting to present that proposal; (iii) the class and number of shares of American Safety Insurance which are beneficially owned by that shareholder; (iv) a brief description of the business desired to be brought before the meeting; (v) the reasons for conducting that proposed business at the meeting; and (vi) any material interest of the shareholder in that business. In the case of a nomination of any person for election as a director, the shareholder’s request must set forth: (a) the name, age, business address and residence address of any person to be nominated; (b) the principal occupation or employment of the person; (c) the class and number of Common Shares which are beneficially owned by that person; (d) such other information regarding the nominee proposed by that shareholder as would be required to be included in a solicitation for proxies for election of directors pursuant to Schedule 14A under Regulation 14A of the Exchange Act, whether or not American Safety Insurance is then subject to that Regulation; and (e) the consent of each nominee to serve as a director of American Safety Insurance if so elected. The presiding officer of the meeting will, if the facts warrant, refuse to acknowledge a proposal or nomination not made in compliance with the foregoing procedure.
      In addition, under the Companies Act, shareholders holding not less than one tenth of the paid in capital of American Safety Insurance carrying the right to vote at a general meeting may, by written notice to the Board of Directors or the Secretary of American Safety Insurance, require the Board of Directors to convene a special general meeting of American Safety Insurance within 60 days after the receipt of that notice. If the Board of Directors fails to proceed to convene a special general meeting within 21 days of receipt by American Safety Insurance of the shareholders’ request to hold that meeting, the shareholders may do so themselves in accordance with the Companies Act.
      The advance notice requirements regulating shareholder nominations and proposals may have the effect of precluding a contest for the election of directors or the introduction of a shareholder proposal if the procedures summarized above are not followed and may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or to introduce a proposal.
      Restrictions on Certain Business Combinations. Our Bye-Laws contain provisions which restrict certain “business combinations.” In general, the Bye-Laws prohibit an “interested shareholder” of American Safety Insurance from either directly or indirectly being a party to or taking any action in connection with any “business combination” with American Safety Insurance or any of its subsidiaries for a period of five years following the date that person first became an “interested shareholder,” unless

(a) the “business combination” was approved by a prior resolution of the “continuing directors” of our Board of Directors or (b) the “business combination” was approved by a prior resolution of at least 66 2/3 % of the outstanding voting shares of American Safety Insurance other than those voting shares beneficially held by an “interested shareholder.”
      A “business combination” includes (i) any arrangement, reconstruction or amalgamation involving American Safety Insurance or any of its subsidiaries and an “interested shareholder,” (ii) any transaction or series of transactions involving the sale, purchase, lease, exchange, mortgage, pledge, transfer or other disposition or encumbrance of assets between American Safety Insurance and an “interested shareholder” having an aggregate market value in excess of 5% of the consolidated value of American Safety Insurance and its subsidiaries prior to the transaction, (iii) the issue or transfer to an “interested shareholder” or any affiliate thereof of any securities by American Safety Insurance or any of its subsidiaries other than an issue or distribution to all shareholders of American Safety Insurance entitled to participate therein, (iv) the adoption of any plan or proposal for the liquidation or dissolution of American Safety Insurance or any of its subsidiaries unless that plan or proposal is initiated, proposed or adopted independently of any “interested shareholder” or any affiliate thereof, (v) the reclassification of any securities or other restructuring of the capital of American Safety Insurance or any of its subsidiaries in such a way as to confer a benefit on the “interested shareholder” or any affiliate thereof which is not conferred on all shareholders of American Safety Insurance and (vi) the making by American Safety Insurance or any of its subsidiaries of any loans, advances, guarantees, pledges or financial assistance to an “interested shareholder.”
      An “interested shareholder” is any shareholder of American Safety Insurance or an affiliate or associate of any shareholder of American Safety Insurance, other than (i) Frederick C. Treadway (one of our founding shareholders) or Treadway Associates, L.P., a limited partnership owned by Mr. Treadway and his children, including their respective heirs, successors and assigns or (ii) any other entity beneficially owned by American Safety Insurance or any of its subsidiaries, any profit-sharing employee share ownership or other employee benefit plan of American Safety Insurance or any of its subsidiaries or any trustee of or fiduciary with respect to that plan when acting in that capacity, who is, or has publicly disclosed a plan or intention to become, the beneficial owner of Common Shares representing ten percent or more of the value of American Safety Insurance.
      A “continuing director” includes (i) any member of our Board of Directors who while a member thereof is not an “interested shareholder” or an affiliate, associate or representative of an “interested shareholder” and was a member of our Board of Directors prior to the time that the “interested shareholder” became an “interested shareholder” and (ii) any person who subsequently becomes a member of our Board of Directors who, while a member thereof is not an “interested shareholder” or an affiliate, associate or representative of an “interested shareholder,” if that person’s nomination for election or election to our Board of Directors is recommended or approved by a majority of the “continuing directors” then in office.
      As a result of the application of this provision of the American Safety Insurance’s Bye-Laws, potential acquirers of American Safety Insurance may be discouraged from attempting to effect an acquisition transaction with American Safety Insurance, thereby possibly depriving holders of the Common Shares of certain opportunities to sell or otherwise dispose of the Common Shares at above-market prices pursuant to that transaction.
      Indemnification of our directors and officers. Our Bye-Laws provide that American Safety Insurance will indemnify its directors and officers, and their heirs, executors and administrators, against all actions, costs, charges, losses, damages and expenses which they incur by or by reason of any act done, concurred in or omitted in the execution of their duties, or supposed duties, or for any loss, misfortune or damage which may happen in the execution of those duties, provided that this indemnity will not extend to any matter in respect of any fraud or dishonesty which may attach to any of those individuals. Our Bye-Laws further provide that expenses incurred in defending a civil or criminal action, suit or proceeding will be paid by American Safety Insurance in advance of the final disposition of that action, suit or proceeding as authorized by our Board of Directors in the specific case upon receipt of an undertaking by or on behalf of the director, officer, liquidator or trustee to repay those amounts unless it is ultimately determined that the individual is entitled to be indemnified as authorized in the Bye-Laws or otherwise pursuant to the laws of Bermuda.
      In addition, under the Bye-Laws, each shareholder of American Safety Insurance and American Safety Insurance itself agrees to waive any claim or right of action he or it might have, whether individually or by or in the right of American Safety Insurance, against any director or officer on account of any action taken by that director or officer, or the failure of that director or officer to take any action, in the performance of his duties, or supposed duties, with or for American Safety Insurance; provided that this waiver will not extend to any matter in respect of any fraud or dishonesty which may attach to that director or officer.
      The affirmative vote of the holders of at least 66 2/3 % of the outstanding Common Shares entitled to vote will be required to amend, repeal or adopt any provision inconsistent with the foregoing provisions of the Bye-Laws.
Transfer Agent and Registrar
      SunTrust Bank, Atlanta, Georgia, is the transfer agent and registrar for the Common Shares.
SHARES ELIGIBLE FOR FUTURE SALE
      Upon completion of this offering, we will have outstanding 10,831,092 Common Shares (11,063,092 Common Shares if the underwriters exercise their over-allotment option in full). The 4,953,087 Common Shares sold in this offering (5,696,050 Common Shares if the underwriters exercise their over-allotment option in full) will be freely tradable without restriction or further registration under the Securities Act, except that those shares held by our “affiliates” (as defined in Rule 144) will not be freely tradable even though they have been registered under the Securities Act. In addition, Common Shares held by directors and executive officers, as well as any Common Shares held by the selling shareholders not subject to this offering, are subject to lock-up agreements with the representatives of the underwriters that prohibit their resale prior to 90 days after the date of the underwriting agreement without the prior consent of Keefe, Bruyette & Woods, Inc. Upon the expiration of this 90 day period, these holders will be entitled generally to dispose of their shares, subject to the provisions of Rule 144.
      In general, under Rule 144, as currently in effect, any person (or persons whose shares are aggregated), including any affiliate of ours, who owns Common Shares which have not been registered under the Securities Act and as to which a minimum of one year has elapsed since the later of the date of acquisition from and full payment to American Safety Insurance or an affiliate of ours, and any affiliate of American Safety Insurance who owns registered shares, will be entitled to sell, within any three-month period beginning 90 days after the date of this prospectus (but subject to the 90 day lock-up period described above), a number of Common Shares that does not exceed the greater of: (i) 1% of the then outstanding Common Shares or (ii) the average weekly trading volume in the Common Shares in the public market during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC. Sales of Common Shares pursuant to Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. In addition, under Rule 144, any person who holds Common Shares which have not been registered under the Securities Act as to which a minimum of two years has elapsed since the later of the date of acquisition from and full payment to us or our affiliate and who is not, and for a period of three months prior to the sale of those Common Shares has not been, an affiliate of ours is free to sell those shares without regard to the volume, manner of sale, notice and other provisions of Rule 144.

CERTAIN BERMUDA LAW CONSIDERATIONS
      The following discussion is based on the advice of Appleby Spurling Hunter, our Bermuda counsel. We have been designated as a non-resident for exchange control purposes by the Bermuda Monetary Authority, Foreign Exchange Control, whose permission for the issue and transfer of Common Shares has been obtained.
      Consent under the Exchange Control Act, 1972 (and regulations thereunder) has been obtained from the Bermuda Monetary Authority for the issue and transfer of the Common Shares being offered pursuant to this offering. In addition, a copy of this prospectus has been delivered to the Registrar of Companies in Bermuda in compliance with the provisions of the Companies Act.
      In giving that consent and in accepting this prospectus for filing, the Bermuda Monetary Authority and the Registrar of Companies in Bermuda, respectively, accept no responsibility for the financial soundness of any proposal, or for the correctness of any of the statements made or opinions expressed herein.
      The transfer of Common Shares between persons regarded as non-resident in Bermuda for exchange control purposes and the issue of shares after the completion of this offering to those persons may be effected without specific consent under the Exchange Control Act, 1972 and regulations thereunder. Issues and transfers of shares to any person regarded as resident in Bermuda for exchange control purposes require specific prior approval under the Exchange Control Act, 1972.
      There are no limitations on the rights of persons regarded as non-residents of Bermuda for foreign exchange control purposes owning Common Shares to hold or vote their Common Shares. Because American Safety Insurance has been designated as a non-resident for Bermuda exchange control purposes, there are no restrictions on its ability to transfer funds in and out of Bermuda or to pay dividends to U.S. residents or other non-residents of Bermuda who are holders of Common Shares, other than in respect of local Bermuda currency. In addition, because American Safety Insurance has been designated as a non-resident for Bermuda exchange control purposes, it does not intend to maintain Bermuda dollar deposits and, accordingly, will not pay dividends on the Common Shares in Bermuda currency.
      In accordance with Bermuda law, share certificates are issued only in the names of corporations or individuals. In the case of an applicant acting in a special capacity (for example, as an executor or trustee), certificates may, at the request of the applicant, record the capacity in which the applicant is acting. Notwithstanding the recording of any special capacity, American Safety Insurance is not bound to investigate or incur any responsibility in respect of the proper administration of any estate or trust. American Safety Insurance will take no notice of any trust applicable to any of its Common Shares whether or not it had notice of that trust.

CERTAIN TAX CONSIDERATIONS
Certain Bermuda Tax Considerations
Taxation of American Safety Insurance and its Bermuda Subsidiaries
      The following is a summary of certain Bermuda income tax considerations under current law. This summary does not purport to be a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase Common Shares. Prospective investors should consult their professional advisors concerning the possible tax consequences of the subscription, purchase, ownership, sale or redemption of Common Shares. Under current Bermuda law, there is no income or capital gains tax payable by American Safety Insurance or its Bermuda subsidiaries. American Safety Insurance and its Bermuda subsidiaries have received from the Minister of Finance assurances, under the Tax Protection Act, to the effect that in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of that tax will not be applicable to them or to any of their respective operations or to their shares, debentures or other obligations until March 28, 2016. These assurances are subject to the provision that they are not to be construed so as to prevent the application of any tax or duty to persons as are ordinarily resident in Bermuda or to prevent the application of any tax payable in accordance with the provisions of The Land Tax Act 1967 of Bermuda or otherwise payable in relation to any property leased to American Safety Insurance or its Bermuda subsidiaries.
      American Safety Insurance and its Bermuda subsidiaries are required to pay certain annual Bermuda government fees. In addition, American Safety Re and American Safety Assurance are required to pay certain business fees as an insurer under the Bermuda Act. Currently, there is no Bermuda withholding requirement or other tax on dividends paid by the Bermuda subsidiaries to American Safety Insurance. All entities employing individuals in Bermuda are required to pay a payroll tax and certain other taxes, directly or indirectly, to the Bermuda government.
Tax Treatment of Shareholders
      Under current Bermuda law, there is no Bermuda income tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by shareholders of American Safety Insurance with respect to an investment in, or subsequent sale of, the Common Shares.
Certain U.S. Federal Tax Considerations
      The following summary of the U.S. federal tax treatment of American Safety Insurance, its subsidiaries and certain shareholders of American Safety Insurance is for general information purposes only and does not purport to be a complete analysis of all tax considerations that may be applicable to them. Unless otherwise stated, this discussion deals only with Common Shares acquired by purchasers in this offering and held as capital assets. This discussion does not deal with special classes of purchasers such as non-U.S. investors, dealers in securities, traders in securities that elect to use the mark-to-market method of accounting, banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, tax exempt organizations, persons holding Common Shares as part of a straddle or as part of a hedging or conversion transaction or other integrated investment, or persons whose functional currency is not the U.S. dollar. Further, unless otherwise indicated, it does not address the federal alternative minimum tax, the tax laws of any state, local or foreign government or any taxes other than income taxes that may be applicable to purchasers of Common Shares.
      Special rules, not discussed herein, may apply to persons who hold Common Shares through entities treated for U.S. tax purposes as a partnership. Persons purchasing Common Shares through a partnership should consult their own tax advisers.
      This summary is based on the Code, the tax regulations thereunder, administrative and judicial interpretations thereof and other current laws and authorities, all as of the date hereof, and all of which are subject to change (possibly on a retroactive basis). The authorities on which this discussion is based are subject to various interpretations, and it is therefore possible that the federal income tax treatment of the purchase, ownership and disposition of the Common Shares may differ from the discussion provided below. We have not sought any ruling from the IRS with respect to the statements made or conclusions reached in the following discussion, and there can be no assurance that the IRS will agree with those statements and conclusions. In addition, the IRS is not precluded from asserting a contrary position.
      As used herein, the term “U.S. Holder” means a beneficial owner of Common Shares that is for U.S. federal income tax purposes: (i) a citizen or resident of the U.S.; (ii) a corporation or partnership created or organized under the laws of the U.S. or a political subdivision thereof; (iii) an estate the income of which is subject to federal income taxation regardless of its source; (iv) a trust which is subject to the primary supervision of U.S. courts and which one or more U.S. persons have the authority to control all substantial decisions or (v) any other person or entity that is treated for U.S. federal income tax purposes as if it were one of the foregoing.
      The tax treatment of a shareholder may vary depending on that shareholder’s particular tax situation or status, and therefore, each prospective investor is urged to consult its own tax advisors as to the particular tax consequences of this offering, including the effect and applicability of federal, state, local and foreign income and other tax laws.
U.S. Taxation of American Safety Insurance and its Bermuda Subsidiaries
      In general, a foreign corporation is subject to (i) U.S. federal income tax at graduated rates on its taxable income that is treated as effectively connected with its conduct of a trade or business within the U.S. and (ii) the 30% U.S. branch profits tax on its effectively connected earnings and profits (with certain adjustments) deemed repatriated from the U.S., unless the corporation is entitled to relief under the provisions of a tax treaty into which the U.S. has entered. If U.S. federal income tax is imposed, the amount of effectively connected income would be computed in a manner generally analogous to that applied to the income of a U.S. corporation. Treasury Regulations provide that a non-U.S. corporation can generally claim deductions and credits only if it files a U.S. income tax return. The U.S. Tax Court, however, recently invalidated this regulation and permitted a non-U.S. corporation to claim deductions and credits despite not timely filing a tax return. Nevertheless, penalties may be assessed for failure to file tax returns.
      Whether a foreign corporation is engaged in a U.S. trade or business or is carrying on an insurance business in the U.S. depends upon the level of activities conducted in the U.S. either directly by the foreign corporation’s officers or employees or by other agents. For example, if the activities carried on in the U.S. or on behalf of a foreign company are “continuous, regular, and considerable” the foreign company will be deemed to be engaged in a U.S. trade or business. Management believes that American Safety Insurance and its Bermuda subsidiaries have been operated and, in the future, will continue to be operated in a manner that will not cause any of them to be treated as being engaged in a U.S. trade or business.
      However, because the Code, Treasury Regulations and court decisions do not identify definitively activities that constitute being engaged in a U.S. trade or business, and because of the factual nature of the determination, there can be no assurance that the IRS will not contend that American Safety Insurance and/or its Bermuda subsidiaries are engaged in a U.S. trade or business. If American Safety Insurance and/or its Bermuda subsidiaries were considered to be engaged in a U.S. trade or business, each could be subject to (i) U.S. federal income tax on income effectively connected with that trade or business and (ii) the U.S. branch profits tax.
      If our Bermuda insurance subsidiaries were to qualify for benefits under the Bermuda Treaty, business profits earned would be taxed in the U.S. only if the profits were attributable to the conduct of a trade or business carried on through a “permanent establishment” in the U.S. An insurance enterprise resident in Bermuda generally will be entitled to the benefits of the Bermuda Treaty if:

•	more than 50% of its equity is owned beneficially, directly or indirectly, by individual residents of the U.S. or Bermuda or U.S. citizens; and

•	its income is not used in substantial part, directly or indirectly, to make disproportionate distributions to, or to meet certain liabilities to, persons who are not residents of the U.S. or Bermuda or U.S. citizens.
      For purposes of the Bermuda Treaty, a “permanent establishment” generally is defined to include (i) a branch, office or other fixed place of business through which the business of the enterprise is carried on, (ii) the furnishing of certain services either for an associated enterprise or for an aggregate of 90 days in a twelve-month period or (iii) an agent (other than an agent of independent status acting in the ordinary course of its business and, where the activities of the agent are devoted substantially on behalf of that enterprise, transacting with the enterprise under arms’-length conditions) that has, and habitually exercises in the U.S., authority to conclude contracts in the name of the enterprise. No regulations interpreting the Bermuda treaty have been issued.
      American Safety Insurance should not be eligible for benefits under the Bermuda Treaty as it is a holding company and not an insurance company. We cannot be certain that our Bermuda insurance subsidiaries will be eligible for treaty benefits due to uncertainty regarding the ownership, citizenship and residency of American Safety Insurance’s shareholders.
      Foreign insurance companies carrying on an insurance business within the U.S. have a certain minimum amount of effectively connected net investment income, determined in accordance with a formula that depends, in part, on the amount of U.S. risk insured or reinsured by those companies. If our Bermuda insurance subsidiaries are considered to be engaged in the conduct of an insurance business in the U.S. and they are not entitled to the benefits of the Bermuda Treaty in general (because they fail to satisfy one of the limitations on treaty benefits discussed above), the Code could subject a significant portion of their investment income to U.S. income tax. In addition, while the Bermuda Treaty clearly applies to premium income, it is uncertain whether the Bermuda Treaty applies to other income such as investment income. If our Bermuda insurance subsidiaries are considered engaged in the conduct of an insurance business in the U.S. and are entitled to the benefits of the Bermuda Treaty in general, but the Bermuda Treaty is interpreted to not apply to investment income, a significant portion of the investment income of our Bermuda insurance subsidiaries could be subject to U.S. income tax.
      Foreign corporations that are not engaged in a trade or business in the U.S. (as well as foreign corporations engaged in the conduct of a trade or business in the U.S., but only with respect to their income that is not effectively connected with that trade or business) are subject to U.S. federal withholding tax on certain “fixed or determinable annual or periodical” income (such as dividends and interest on certain investments) derived from sources within the U.S. unless an exemption applies. This tax is generally imposed at a rate of 30% on the gross income subject to tax, and is generally collected by withholding on the income unless the withholding rate is reduced by a tax treaty. The Bermuda Treaty does not provide for a reduction.
      If a substantial portion of American Safety Insurance’s and/or our Bermuda insurance subsidiaries’ income were subject to U.S. federal income taxation, either because (i) we or our Bermuda insurance subsidiaries were deemed engaged in a U.S. trade or businesses, (ii) our investments were not eligible for an exemption from the 30% withholding tax or (iii) our Bermuda insurance subsidiaries were deemed to have a permanent establishment in the U.S., the value of the Common Shares could be materially adversely affected.
U.S. Federal Excise Tax on Insurance Premiums
      The U.S. also imposes an excise tax on insurance and reinsurance premiums paid to foreign insurers or reinsurers with respect to risks located in the U.S. The rates of tax currently applicable are 4% of gross casualty insurance premiums and 1% of gross reinsurance premiums, unless reduced by an applicable income tax treaty. The Bermuda Treaty does not reduce or eliminate this excise tax. Accordingly, any insurance or reinsurance premiums paid to our Bermuda insurance subsidiaries with respect to U.S. risks will be subject to the U.S. federal excise tax. Although payment of the tax is generally the responsibility of the person who pays the premium, under the Code and regulations thereunder, in the event that the tax is not paid by the purchaser of the insurance, any person who “makes, signs, issues or sells” any of the documents or instruments subject to the tax is liable for the tax. In addition, the IRS has taken the position that when a foreign insurer or reinsurer cedes U.S. risks to a foreign reinsurer that is not eligible for the excise tax exemption under an applicable treaty, an additional excise tax may be imposed.
Tax Treatment of Shareholders

Taxation of Dividends
      Subject to the discussion below relating to the potential application of the controlled foreign corporation or passive foreign investment company rules to American Safety Insurance, cash distributions made with respect to the Common Shares will constitute dividends for U.S. federal income tax purposes to the extent paid out of the earnings and profits of American Safety Insurance. Generally, dividends received by U.S. Holders that are corporations will not be eligible for the dividends received deduction. U.S. Holders (and foreign corporations as to which distributions are considered effectively connected with the conduct of a trade or business in the U.S.), will generally be subject to U.S. federal income tax on the receipt of dividends. Distributions in excess of earnings and profits will not be taxed to the extent of a U.S. Holder’s basis in its Common Shares, and will reduce basis. Any amount in excess of basis will be treated as gain from the sale or exchange of the Common Shares. The character of this gain is described below under “— Taxation of Capital Gains.”
      Qualified dividend income (generally, dividends received during the tax year from domestic corporations and “qualified foreign corporations”) is taxed at the same rates that apply to net capital gain. Accordingly, the highest U.S. federal income tax rate applicable to those dividends would be 15% for individuals and 35% for corporations. Provided that a foreign corporation is not a “passive foreign investment company” (as defined in Code Section 1297 and as discussed below), that corporation will be treated as a “qualified foreign corporation” if, among other things, the stock with respect to which the dividend is paid is readily tradable on an established securities market in the U.S. It is anticipated that the Common Shares will be readily tradable on the New York Stock Exchange. Because our management believes that American Safety Insurance will not be treated as a passive foreign investment company and because our Common Shares are readily tradable on the New York Stock Exchange, American Safety Insurance will be a qualified foreign corporation, and dividends paid on Common Shares should qualify as qualified dividend income eligible for favorable net capital gain rates.

Taxation of Capital Gains
      Subject to the discussion below relating to disposition of shares and the potential application of the passive foreign investment company, controlled foreign corporation and related party insurance income rules to the foreign corporation, upon the sale or exchange of Common Shares, a U.S. Holder will recognize a gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized upon that sale or exchange and the U.S. Holder’s U.S. federal income tax basis for the Common Shares disposed of. Gain recognized by a U.S. Holder who is a U.S. resident generally will be U.S. source income. The rate of tax and treatment of such gain or loss depends on whether the U.S. Holder is an individual or an entity, and on the holding period of the Common Shares.

Classification as a Controlled Foreign Corporation
      If a foreign corporation is a “controlled foreign corporation” (a “CFC”) for an uninterrupted period of 30 days or more during any taxable year, its “U.S. 10% shareholders” (as defined below) who own stock in that corporation, directly, or indirectly through foreign persons, on the last day in the year on which that corporation is a CFC must include in their gross income their respective pro rata shares of the CFC’s “Subpart F Income,” even if that income is not distributed. “Subpart F Income” includes, among other items, “insurance income,” which is defined as any income (including underwriting and investment income) that is attributable to the issuing or reinsuring of any insurance or annuity contract attributable to risks outside the CFC’s country of incorporation, and which would be taxed under subchapter L of the Code if that income were the income of a U.S. insurance company (“Subpart F Insurance Income”). However, Subpart F Insurance Income does not include any income of a CFC from sources within the U.S. that is effectively connected with the conduct of a U.S. trade or business, unless the CFC is exempt from U.S. taxation on the income under an income tax treaty into which the U.S. has entered. “Subpart F Income” also includes, to the extent not treated as part of Subpart F Insurance Income, passive investment income such as interest, dividends and certain capital gains.
      In general, a foreign corporation is treated as a CFC if the “U.S. 10% shareholders” of that corporation collectively own directly, indirectly through foreign entities or by constructively by applying the constructive ownership rules of Section 958(b) of the Code, more than 50% of the total combined voting power or total value of the corporation’s stock. However, for purposes only of taking into account Subpart F Insurance Income (as defined above), a foreign corporation will be treated as a CFC if (i) more than 25% of the total combined voting power or total value of its stock is so owned by U.S. shareholders and (ii) the gross amount of premiums in respect of reinsurance or the issuing of insurance or annuity contracts with respect to risks outside its country of organization exceeds 75% of the gross amount of all premiums or other consideration in respect of all risks. For these purposes, a “U.S. 10% shareholder” means any U.S. person who owns directly, indirectly through foreign entities or constructively by applying the constructive ownership rules of Section 958(b) of the Code, 10% or more of the total combined voting power of all classes of stock of the foreign corporation.
      Management believes that the anticipated dispersion of share ownership among holders and the provisions of the Bye-Laws restricting voting power of the Common Shares should prevent any U.S. person, other than Frederick C. Treadway or Treadway Associates, L.P., or their successors, heirs or assigns, who (directly, indirectly through foreign entities or constructively) owns Common Shares from becoming a U.S. 10% shareholder of American Safety Insurance. However, due to the attribution provisions of the Code regarding determination of beneficial ownership, it is possible that one or more of our non-U.S. subsidiaries may be CFCs and U.S. Holders may be treated as owning 10% or more of the total voting power of a subsidiary, notwithstanding the reduction of voting rights discussed above. These Bye-Law provisions, however, have not been directly passed on by the IRS or by any court. There can be no assurance that if a U.S. person were to become a U.S. 10% shareholder of American Safety Insurance and/or one of our Bermuda subsidiaries, such U.S. 10% shareholder would not have to include in gross income its allocable share of “Subpart F Income” of American Safety Insurance and/or one of our Bermuda subsidiaries. Shareholders should consult their tax advisers if they believe they may become a U.S. 10% shareholder.

Related Person Insurance Income
      Special rules apply to the “related person insurance income” (“RPII”), if any, of a foreign insurance corporation. These rules do not apply to a foreign insurance corporation if (i) less than 20% of the voting power and less than 20% of the total value of the capital stock of that corporation is owned at any time during the taxable year (directly or indirectly) by persons who are (directly or indirectly) insured under any policy of insurance or reinsurance issued by that corporation, or who are related to that person, (ii) the RPII of that corporation for the taxable year, determined on a gross basis, is less than 20% of its gross Subpart F Insurance Income (as defined above but without provisions which limit insurance income to income from countries other than the country in which the corporation was created or organized) (the “De Minimis Exception”), (iii) that corporation elects to treat its RPII as income effectively connected with the conduct of a U.S. trade or business or (iv) that corporation elects to be treated as a U.S. corporation for U.S. federal income tax purposes. If none of the above exceptions applies, and if all “U.S. shareholders” (as defined below) in the aggregate, own, directly or indirectly through foreign entities, 25% or more of the total combined voting power or total value of that corporation, its RPII must be included pro rata in the gross income of those U.S. persons, even though that income is not distributed.
      RPII is defined as any insurance income attributable to a policy of insurance or reinsurance with respect to which the person (directly or indirectly) insured is a “U.S. shareholder” in the foreign corporation, or a “related person” to that shareholder. For the purposes only of taking into account RPII, and subject to the exceptions described below, the term “U.S. shareholder” means with respect to any foreign insurance corporation, a U.S. person that owns any stock (rather than 10% or more of the voting power), either directly or indirectly through foreign entities, in that foreign insurance corporation (this type of person is hereinafter sometimes referred to as an “RPII Shareholder”). Hence, for purposes of testing if American Safety Insurance or its non-U.S. insurance subsidiaries is a CFC solely for RPII purposes (an “RPII CFC”), all U.S. Holders are included for purposes of the 25% ownership test and the inclusion of RPII in taxable income. The term “related person” for this purpose generally means an individual, corporation, partnership, trust or estate which has control of, or is controlled by, an RPII CFC, or which is controlled by the same person or persons that have control of the RPII CFC. For these purposes, control is generally defined as control of more than 50% of either the voting power or value of a corporation.
      Our management does not believe that the RPII of American Safety Insurance or any of its non-U.S. subsidiaries equals or exceeds (and will not in the future equal or exceed) the 20% threshold and, as a result, the De Minimis Exception should apply. In addition, our management believes that less than 20% of the total value and voting power of the stock of American Safety Insurance or any of its non-U.S. subsidiaries is or will be owned by persons who are (directly or indirectly) insured by that entity or who are related to those persons. If either of these exceptions applies (the De Minimis Exception, or the exception from the RPII rules based on less than 20% ownership by insureds and related persons), then the special rules concerning RPII of a foreign insurance corporation will be inapplicable. However, there can be no assurance that this will be the case. Consequently, there can be no assurance that a U.S. person will not be required to include amounts in its income in respect of RPII in any taxable year. In addition, the RPII provisions have not been interpreted by the courts and regulations are in proposed form. Due to these uncertainties, prospective investors should consult with their tax advisors. Our management has no plan or intent to cause American Safety Insurance or any of its non-U.S. subsidiaries to elect to treat its RPII as effectively connected income or to be treated as a U.S. corporation.
      If American Safety Insurance or any of its non-U.S. subsidiaries were characterized as an RPII CFC, U.S. persons who are RPII Shareholders on the last day of the taxable year might be required to include in gross income for U.S. federal income tax purposes their pro rata portion of all the RPII of American Safety Insurance (or any of its non-U.S. subsidiaries, as applicable) for the entire taxable year, whether or not distributed. Inclusion would be required even if the RPII Shareholders owned shares only on the last day of the taxable year. Conversely, a U.S. shareholder that owned shares during the taxable year, but not on the last day, would not be required to include in gross income.

Disposition of Shares in a CFC or RPII CFC
      Section 1248 of the Code generally applies to the sale or exchange of shares of stock in a CFC by a U.S. person that owned, directly or indirectly through foreign entities or by applying the constructive ownership rules of Section 958(b) of the Code, shares possessing 10% or more of the voting power of that foreign corporation at any time during the five-year period ending on the date of the sale or exchange when the corporation was a CFC. Any gain recognized by that shareholder may be treated as a dividend to the extent of certain earnings and profits attributable to the shares sold or exchanged. That shareholder generally will be required to report a disposition of its shares by attaching Form 5471, Information Return of U.S. Persons with Respect to Certain Foreign Corporations, to its U.S. federal income tax return or information return that it would normally file for the taxable year in which the disposition occurs. As explained above, management believes that neither American Safety Insurance nor any of its non-U.S. subsidiaries is currently or will be a CFC. Accordingly, to the extent that Section 1248 of the Code applies to regular CFCs, Section 1248 of the Code should not apply to any shareholder of American

Safety Insurance because it can only apply if the foreign corporation is a CFC at some point during the applicable five-year period.
      For purposes of Section 1248 of the Code and the requirement to file Form 5471, special rules apply with respect to a foreign insurance corporation that has RPII during the five-year period ending on the date of the disposition. If U.S. persons own 25% or more of the shares of the foreign insurance corporation, the corporation will be characterized as a RPII CFC even if the corporation qualifies for the De Minimis Exception or the ownership of its shares by direct or indirect insureds and related persons is less than the 20% threshold. Additionally, proposed Treasury Department regulations issued in 1991 provide that Section 1248 of the Code and the requirement to file Form 5471 apply to a U.S. person that owned any stock (rather than 10% or more of the voting power) of the foreign insurance corporation. However, existing Treasury Department regulations do not address the issue. There is no assurance that the Treasury Department or the IRS will not take the position, as provided in the proposed regulations, that Section 1248 of the Code and the requirement to file Form 5471 are applicable to stock dispositions by U.S. shareholders owning any shares (rather than 10% or more of the voting power) in a corporation like American Safety Insurance, which is engaged in the insurance business indirectly through subsidiaries.

Source of Income
      Because it is anticipated that U.S. persons will own a majority of American Safety Insurance’s Common Shares, a portion of the current income inclusions under the CFC, RPII and passive foreign investment company rules, if any, and of the dividends paid by American Safety Insurance (including any gain from the sale or exchange of Common Shares that is treated as a dividend under Section 1248 of the Code) may not be treated as foreign source income for purposes of computing a shareholder’s U.S. foreign tax credit limitation. American Safety Insurance will consider providing shareholders with information regarding the portion of the amounts constituting foreign source income to the extent that information is reasonably available. It is likely that substantially all of the RPII and dividends that are foreign source income will constitute either “passive” or “financial services” income for foreign tax credit limitation purposes. Thus, it may not be possible for most U.S. shareholders to utilize excess foreign tax credits to reduce U.S. tax on that income.

Passive Foreign Investment Company
      In general, a foreign corporation will be a passive foreign investment company (a “PFIC”) if 75% or more of its gross income constitutes “passive income” or 50% or more of its assets produce “passive income” or are held for the production of “passive income.”
      The U.S. shareholders of a PFIC are subject to a special tax and an interest charge at the time of the sale of (or receipt of an “excess distribution” with respect to) their capital stock in the PFIC, unless these U.S. shareholders elect to be currently taxed on their pro rata share of the PFIC’s earnings, whether or not distributed. In general, a U.S. shareholder is treated as having received an “excess distribution” if the amount of the distribution was more than 125% of the average distribution with respect to its capital stock during the three preceding taxable years (or shorter period during which the U.S. shareholder held the shares). In general, the special tax is equivalent to an interest charge on taxes deemed due during the period the U.S. shareholder owned the shares. It is computed by assuming that the excess distribution or, in the case of a sale, the gain with respect to the capital stock was earned in equal portions throughout the U.S. shareholder’s period of ownership. The portion allocable to each year prior to the year of sale is taxed at the maximum marginal tax rate applicable for each of those periods. The interest charge is determined based on the applicable rate imposed on underpayments of U.S. federal income tax of those periods.
      For the purposes of the PFIC rules, “passive income” is defined to include income of the kind which would be foreign personal holding company income under Section 954(c) of the Code, and generally includes interest, dividends, annuities and other investment income. However, passive income does not include interest income or dividends received from controlled subsidiaries or certain other related persons to the extent properly allocable to income of that related person that is not passive income. In addition, the PFIC provisions specifically exclude from the definition of “passive income” any income derived in the active conduct of an insurance business by a corporation which is predominantly engaged in an insurance business and which would be subject to tax under Subchapter L if it were a domestic corporation. This exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income. Thus, only income attributable to financial reserves in excess of the reasonable needs of the insurance business is treated as passive income. The PFIC provisions also provide that for purposes of determining whether a foreign corporation is a PFIC, the foreign corporation is treated as if it “held its proportionate share of the assets and received directly its proportionate share of the income” of any corporation of which it owns (directly or indirectly) at least 25% of the value of the capital stock.
      Our management believes that American Safety Insurance and its non-U.S. subsidiaries are, and will be, predominantly engaged in an insurance business and do not, and will not, have financial reserves in excess of the reasonable needs of their insurance business. Accordingly, the income and assets of American Safety Insurance and its non-U.S. subsidiaries should not constitute passive income or passive assets. As American Safety Insurance should be treated as holding all the assets and receiving all the income of its subsidiaries, including its non-U.S. insurance subsidiaries, and our management does not anticipate that 75% or more of the gross income that American Safety Insurance is thereby deemed to receive or actually receives will be passive income, or that 50% or more of the assets that American Safety Insurance is thereby deemed to hold or actually holds will be passive assets, our management does not believe that American Safety Insurance is or will be classified as a PFIC.
      No regulations interpreting the substantive PFIC provisions have yet been issued. Additionally, the IRS has announced that it intends to scrutinize non-U.S. insurance companies and apply the PFIC rules to companies that are not active insurance companies, and to apply the PFIC rules to a non-U.S. company’s income not derived in the active conduct of an insurance business. We cannot be certain, therefore, that the IRS will not challenge our position that American Safety Insurance and our Bermuda insurance subsidiaries are not PFICs.

Information Reporting and Backup Withholding
      Except as discussed below with respect to backup withholding, dividends paid by American Safety Insurance will not be subject to a U.S. withholding tax.
      Information reporting to the IRS by paying agents and custodians located in the U.S. will be required with respect to payments of dividends to U.S. persons. A holder of Common Shares may be subject to backup withholding at the rate of 28% with respect to dividends paid by those paying agents and customers unless the holder (i) establishes that it is a corporation or comes within certain other exempt categories or (ii) provides a taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax, and may be credited against the holder’s U.S. federal income tax liability. Additionally, RPII Shareholders, U.S. 10% shareholders in a CFC, and in certain circumstances, U.S. persons who acquire 10% of the vote or value of a foreign corporation which is not a CFC, may be required to file a Form 5471 with the IRS. The failure to file a Form 5471 may result in penalties.
      The foregoing discussion is general information. Accordingly, we urge each prospective investor to consult a tax advisor as to the particular tax consequences to that investor of the ownership and disposition of common shares, including the applicability and effect of any foreign, state or local tax laws and any recent or prospective changes in applicable tax laws.

UNDERWRITING
      Under the terms and subject to the conditions set forth in the underwriting agreement among us, the selling shareholders and the underwriters named below, each of the underwriters has severally agreed to purchase, and we and the selling shareholders have agreed to sell to each of the underwriters, the respective number of Common Shares set forth opposite the name of each of the underwriters below:

Underwriter	Shares

Keefe, Bruyette & Woods, Inc.
Raymond James & Associates, Inc.
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.

Total
      The underwriting agreement provides that the obligations of the underwriters are subject to approval of certain matters by their counsel and to various other conditions precedent. The underwriters are committed to purchase and pay for all of the Common Shares offered hereby, if any are purchased. The underwriters have advised us and the selling shareholders that they propose to offer the Common Shares to the public at the offering price set forth on the cover page of this prospectus and to certain selected dealers at that price less a concession not in excess of $          per share. The underwriters may allow, and those dealers may reallow, a concession not in excess of $          per share to certain other dealers. After the public offering of the Common Shares, the public offering price, concession and reallowance to dealers may be changed by the underwriters. The Common Shares are offered subject to receipt and acceptance by the underwriters, and to certain other conditions, including the right to reject orders in whole or in part.
      The selling shareholders have granted to the underwriters an option, exercisable during a period of 30 days from the date of the underwriting agreement, to purchase up to 742,963 additional Common Shares (the “Option Shares”), solely to cover over-allotments, if any, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus. To the extent that this option to purchase is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of Option Shares as the number set forth next to that underwriter’s name in the preceding table bears to the sum of the total number of Common Shares in that table.
      Each of American Safety Insurance, the selling shareholders and the executive officers and directors of American Safety Insurance have agreed that it will not, and American Safety Insurance has agreed that it will cause its officers and directors and those of its direct and indirect subsidiaries not to, without the prior written consent of Keefe, Bruyette & Woods, Inc., during a period of 90 days from the date of the underwriting agreement directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or lend or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or file, or cause to be filed, any registration statement under the Securities Act with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Shares, whether any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of Common Shares or other securities, in cash or otherwise. The foregoing sentence will not apply to the offering of the Common Shares described in this prospectus.
      Subject to certain limitations, we and the selling shareholders have agreed to indemnify the underwriters against, and to contribute to losses arising out of, certain liabilities, including liabilities under the Securities Act.
      The foregoing is a summary of the principal terms of the underwriting agreement and does not purport to be complete. Reference is made to a copy of the underwriting agreement, which is on file as an exhibit to the registration statement of which this prospectus is a part.

      In connection with this offering, the underwriters and any selling group members and their respective affiliates may engage in transactions effected in accordance with Rule 104 of the SEC’s Regulation M that are intended to stabilize, maintain or otherwise affect the market price of the Common Shares. These transactions may include over-allotment transactions in which the underwriters create a short position for their own account by selling more Common Shares than they are committed to purchase from us. In this case, to cover all or part of the short position, the underwriters may exercise the over-allotment option described above or may purchase Common Shares in the open market following completion of this offering. The underwriters also may engage in stabilizing transactions in which they bid for, and purchase Common Shares at a level above that which might otherwise prevail in the open market for the purpose of preventing or retarding a decline in the market price of the Common Shares. The underwriters may also reclaim any selling concession allowed to a dealer if the underwriters purchase shares distributed by that dealer. Any of the foregoing transactions may result in the maintenance of a price for the Common Shares at levels above that which might otherwise prevail in the open market. Neither we, the selling shareholders nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Shares. The underwriters are not required to engage in any of the foregoing transactions and, if commenced, those transactions may be discontinued at any time without notice.
      The following table shows the amounts we and the selling shareholders will pay the underwriters assuming both no exercise and full exercise of the underwriters’ over-allotment option:

Underwriter	No Exercise	Exercise

Keefe, Bruyette & Woods, Inc.
Raymond James & Associates, Inc.
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.

Total
      We estimate that our share of the total expense of this offering, excluding underwriting discounts and commissions, will be approximately $600,000.
      The underwriters and their affiliates engage in transactions and perform services for the Company and its affiliates and some of the selling shareholders in the ordinary course of business and have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with the Company or its affiliates or the selling shareholders.
LEGAL MATTERS
      The validity of the Common Shares offered hereby will be passed upon on behalf of American Safety Insurance by Appleby Spurling Hunter, Hamilton, Bermuda. Certain legal matters with respect to this offering will be passed upon for American Safety Insurance by Troutman Sanders LLP, Atlanta, Georgia, and for the underwriters by Sidley Austin llp, New York, New York. In connection therewith, Troutman Sanders LLP and Sidley Austin llp may rely with respect to certain matters of Bermuda law on the opinion of Appleby Spurling Hunter.
EXPERTS
      The consolidated financial statements including schedules incorporated by reference of American Safety Insurance as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2004 have been included herein and in the registration statement in reliance upon the reports of KPMG LLP for the fiscal year ended December 31, 2003 and BDO Seidman, LLP for the fiscal years ended December 31, 2005 and 2004, each independent accountants, appearing elsewhere herein and upon the authority of those firms as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
      This prospectus is part of a registration statement on Form S-1 filed by us with the SEC relating to the Common Shares offered under this prospectus. As permitted by SEC rules, this prospectus does not contain all of the information contained in the registration statement and accompanying exhibits and schedules filed by us with the SEC. The registration statement, the exhibits and schedules provide additional information about us and the Common Shares. The registration statement, exhibits and schedules are also available at the SEC’s public reference rooms or the SEC website at www.sec.gov.
      We file annual, quarterly and current reports, proxy statements and other information with the SEC. These documents are available for inspection and copying by the public at the Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public on the internet through a website maintained by the SEC, which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. You may also find our SEC filings and other relevant information about us at our website at www.americansafetyinsurance.com. The addresses of the SEC’s and our websites are provided solely for the information of prospective investors and are not intended to be active links.
ENFORCEMENT OF CIVIL LIABILITIES UNDER U.S. FEDERAL SECURITIES LAWS AND OTHERS MATTERS
      We are a specialty insurance holding company organized under the laws of Bermuda and some of our officers and directors are or will be residents of various jurisdictions outside of the U.S. In addition, some of our assets and the assets of our officers and directors are or may be located in jurisdictions outside of the U.S. However, we presently have only one officer residing in a jurisdiction outside of the U.S. Therefore, it ordinarily could be difficult for investors to effect service of process within the U.S. on us or any of our officers and directors who reside outside of the U.S., and it may not be possible to enforce court judgments obtained in the U.S. against us or those officers and directors based on the civil liability provisions of the federal and state securities law of the U.S. in Bermuda or in countries other than the U.S. where we currently, and may in the future, have assets. It may be difficult for you to effect service of process within the U.S. upon any directors, officers and experts who reside outside the U.S. or to enforce in the U.S. judgments of U.S. courts obtained in actions against us or any directors and officers, as well as experts named in this document, who reside outside the U.S.
      We have been advised by Appleby Spurling Hunter, our Bermuda counsel, that there is doubt as to whether the courts of Bermuda would enforce (i) judgments of the U.S. courts obtained in actions against those persons or us predicated upon the civil liability provisions of the U.S. federal securities laws and (ii) original actions brought in Bermuda against any persons or us predicated solely upon U.S. federal securities laws. We have also been advised by Appleby Spurling Hunter that the U.S. and Bermuda do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters and there are grounds upon which Bermuda courts may not enforce judgments of U.S. courts. Therefore, a final judgment for the payment of money rendered by any federal or state court in the U.S. based on civil liability, whether or not based solely on the U.S. federal or state securities laws, would not automatically be enforceable in Bermuda. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies available under U.S. federal securities law, would not be allowed in Bermuda courts as contrary to Bermuda’s public policy.

AMERICAN SAFETY INSURANCE HOLDINGS, LTD.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND
FINANCIAL STATEMENT SCHEDULES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
American Safety Insurance Holdings, Ltd.
We have audited the accompanying consolidated balance sheets of American Safety Insurance Holdings, Ltd and subsidiaries as of December 31, 2004 and 2005 and the related consolidated statements of operations, shareholders’ equity, cash flows and comprehensive income for the years then ended. We have also audited Schedules II, III, and IV as of and for the period ended December 31, 2004 and 2005. These consolidated financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and schedules based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Safety Insurance Holdings, Ltd. and subsidiaries at December 31, 2004 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related schedules present fairly, in all material respects, the information set forth therein.
/s/ BDO Seidman, LLP
Atlanta, Georgia
March 10, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
American Safety Insurance Holdings, Ltd.
      We have audited the accompanying consolidated statements of operations, shareholders’ equity, cash flows, and comprehensive income of American Safety Insurance Holdings, Ltd. and subsidiaries for the year ended December 31, 2003. In connection with our audit of the consolidated financial statements, we also have audited financial statement schedules II, III, and IV for the year ended December 31, 2003. These consolidated financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and schedules based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows of American Safety Insurance Holdings, Ltd. and subsidiaries for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.
/s/ KPMG LLP
Atlanta, Georgia
March 24, 2004, except as to Note 10,
which is as of March 16, 2006

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2004 and 2005

	2004	2005

ASSETS
Investments:
Fixed maturity securities available-for-sale, at fair value	$286,057,489	$364,856,826
Common stock, at fair value	15,081,360	21,706,103
Preferred stock, at fair value	—	3,607,000
Investment in real estate, at cost	2,005,440	—
Short-term investments	25,898,131	25,326,648

Total investments	329,042,420	415,496,577
Cash and cash equivalents	24,843,736	23,289,927
Restricted cash	144,500	—
Accrued investment income	3,308,463	4,037,573
Premiums receivable	21,093,810	17,315,778
Ceded unearned premium	25,454,691	29,880,672
Reinsurance recoverable	145,524,068	173,490,056
Deferred income taxes	9,080,990	11,933,791
Deferred policy acquisition costs	11,559,188	10,628,874
Property, plant and equipment, net	3,900,473	4,489,608
Other assets	10,207,637	6,572,007

Total assets	$584,159,976	$697,134,863

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Unpaid losses and loss adjustment expenses	$321,623,730	$394,872,581
Unearned premiums	93,798,378	100,241,061
Reinsurance on paid losses and loss adjustment expenses	6,486,149	—
Ceded premiums payable	11,852,028	16,505,732
Escrow deposits	144,500	—
Accounts payable and accrued expenses	15,370,443	13,066,758
Funds held	8,334,794	11,190,989
Loans payable	13,019,489	37,810,099
Minority interest	4,750,782	5,012,396

Total liabilities	475,380,293	578,699,616
Shareholders’ equity:
Preferred stock, $0.01 par value; authorized 5,000,000 shares; no shares issued and outstanding	—	—
Common stock, $0.01 par value; authorized 15,000,000 shares; issued and outstanding at December 31, 2004 6,781,721 shares, and at December 31, 2005 6,753,731 shares	67,817	67,537
Additional paid-in capital	51,067,506	49,460,019
Retained earnings	55,800,942	70,457,352
Accumulated other comprehensive income (loss), net	1,843,418	(1,549,661)

Total shareholders’ equity	108,779,683	118,435,247

Total liabilities and shareholders’ equity	$584,159,976	$697,134,863

See accompanying notes to consolidated financial statements.

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. AND SUBSIDIARIES
Consolidated Statements of Operations
Years ended December 31, 2003, 2004 and 2005

	2003	2004	2005

Revenues:
Direct premiums earned	$175,916,243	$223,715,154	$231,518,793
Assumed premiums earned	8,486,420	4,000,601	(81,311)
Ceded premiums earned	(75,068,826)	(91,325,127)	(92,901,413)

Net premiums earned	109,333,837	136,390,628	138,536,069
Net investment income	5,800,536	9,772,722	14,315,891
Net realized gains (losses)	3,139,907	208,135	(54,101)
Real estate income	57,555,194	67,967,125	3,000,078
Other income	161,785	317,784	76,286

Total revenues	175,991,259	214,656,394	155,874,223
Expenses:
Losses and loss adjustment expenses incurred	65,833,743	93,503,285	84,406,158
Acquisition expenses	21,817,717	26,528,722	28,511,675
Payroll and related expenses	9,048,799	10,297,037	12,130,136
Real estate expenses	53,998,892	55,480,408	2,439,022
Other expenses	14,635,404	9,635,383	13,158,004
Minority interest	311,774	988,202	515,233
Expenses due to (recovered from) rescission	255,145	(229,568)	(1,334,162)

Total expenses	165,901,474	196,203,469	139,826,066

Earnings before income taxes	10,089,785	18,452,925	16,048,157
Income taxes	2,675,375	3,695,950	1,391,747

Net earnings	$7,414,410	$14,756,975	$14,656,410

Net earnings per share:
Basic	$1.45	$2.15	$2.18
Diluted	$1.42	$2.01	$2.05
Weighted average number of shares outstanding
Basic	5,105,770	6,863,619	6,736,938

Diluted	5,233,716	7,342,879	7,163,892

See accompanying notes to consolidated financial statements.

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. AND SUBSIDIARIES
Consolidated Statements of Shareholders’ Equity
Years ended December 31, 2003, 2004 and 2005

	2003	2004	2005

Common stock — number of shares:
Balance at beginning of period	4,739,888	6,910,766	6,781,721
Issuance of common shares	2,170,878	87,855	173,583
Repurchase of common shares	—	(219,900)	(201,573)

Balance at end of period	6,910,766	6,781,721	6,753,731

Common stock:
Balance at beginning of period	$47,399	$69,108	$67,817
Issuance of common shares	21,709	879	1,735
Repurchase of common shares	—	(2,170)	(2,015)

Balance at end of period	$69,108	$67,817	$67,537
Additional paid-in capital:
Balance at beginning of period	$25,889,904	$52,744,720	$51,067,506
Issuance of common shares	26,854,816	805,825	1,336,211
Repurchase of common shares	—	(2,483,039)	(2,943,698)

Balance at end of period	$52,744,720	$51,067,506	$49,460,019
Retained earnings:
Balance at beginning of period	$33,629,557	$41,043,967	$55,800,942
Net earnings	7,414,410	14,756,975	14,656,410

Balance at end of period	$41,043,967	$55,800,942	$70,457,352
Accumulated other comprehensive income:
Balance at beginning of period	$2,884,989	$1,485,328	$1,843,418
Unrealized gain (loss) during the period (net of deferred tax benefit (expense) of $630,673, $(65,933), and $783,353, respectively)	(1,399,661)	358,090	(3,393,079)

Balance at end of period	$1,485,328	$1,843,418	$(1,549,661)

Total shareholders’ equity	$95,343,123	$108,779,683	$118,435,247

See accompanying notes to consolidated financial statements

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years ended December 31, 2003, 2004 and 2005

	2003	2004	2005

Cash flow from operating activities:
Net earnings	$7,414,410	$14,756,975	$14,656,410
Adjustments to reconcile net earnings to net cash provided by operating activities:
Realized (gains) losses on sale of investments	(3,139,907)	(208,135)	54,101
Depreciation expense	505,883	1,174,770	1,116,386
Amortization of deferred acquisition costs, net	(3,409,574)	401,307	930,314
Reinsurance recoverable allowance	(1,122,570)	—	1,318,000
Impairment of notes receivable	3,900,198	—	—
Real estate impairment allowance	315,000	—	—
Amortization of premium	928,757	2,450,153	2,326,835
Deferred income taxes	(3,456,444)	2,537,686	(2,063,916)
Change in operating assets and liabilities:
Accrued investment income	(912,803)	(536,772)	(729,110)
Premiums receivable	(8,298,084)	6,850,698	3,778,032
Reinsurance recoverable and ceded unearned premiums	931,432	(16,883,317)	(40,196,118)
Funds held	(934,646)	3,383,326	2,856,195
Unpaid losses and loss adjustment expenses	50,940,161	91,519,976	73,248,851
Unearned premiums	28,263,973	(6,140,184)	6,442,683
Ceded premiums payable	8,654,275	(5,870,903)	4,653,704
Accounts payable and accrued expenses	240,457	1,109,634	(2,303,685)
Deferred revenue	243,361	(1,817,775)	—
Other, net	(840,610)	(2,891,671)	4,270,129

Net cash provided by operating activities	80,223,269	89,835,768	70,358,811
Cash flow from investing activities:
Purchase of fixed maturities	(189,680,363)	(107,194,605)	(150,861,495)
Purchase of common stock	(3,117,176)	(12,854,116)	(7,106,043)
Purchase of preferred stocks	—	—	(3,500,900)
Proceeds from sales of fixed maturities	68,628,271	32,172,791	64,219,528
Proceeds from sales of equity securities	612,080	1,380,010	1,195,954
Decrease (increase) in short-term investments	12,917,926	(20,217,314)	571,483
Decrease in notes receivable	989,518	1,435,000	—
Decrease of investment in real estate	3,195,372	35,850,109	2,005,440
Purchases of fixed assets	(2,483,550)	(980,480)	(1,705,521)

Net cash used in investing activities	(108,937,922)	(70,408,605)	(95,181,554)
Cash flow from financing activities:
Proceeds from sale of common stock	26,998,725	638,495	1,218,455
Stock repurchase payments	—	(2,485,209)	(2,945,714)
Proceeds from (repayment of) loan payable	8,259,075	(17,421,859)	24,996,193
Proceeds from redemption of escrow deposits	(5,572,681)	(9,091,347)	(144,500)
Dividends paid	(570,113)	—	—
Withdrawals from restricted cash, net	5,749,231	1,623,114	144,500

Net cash provided by financing activities	34,864,237	(26,736,806)	23,268,934

Net increase (decrease) in cash	6,149,584	(7,309,643)	(1,553,809)
Cash and cash equivalents at beginning of period	26,003,795	32,153,379	24,843,736

Cash and cash equivalents at end of period	$32,153,379	$24,843,736	$23,289,927

Supplemental disclosure of cash flow:
Income taxes paid	$6,693,941	$3,525,270	$287,617

Interest paid	$581,868	$1,121,713	$983,195

See accompanying notes to consolidated financial statements.

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
Years ended December 31, 2003, 2004 and 2005

	2003	2004	2005

Net earnings	$7,414,410	$14,756,975	$14,656,410
Other comprehensive income (loss):
Unrealized gains (losses) on securities available-for sale, net of minority interest of $(141,761), $(108,334) and$(259,129) for 2003, 2004 and 2005, respectively	1,154,202	463,260	(4,541,890)
Unrealized gains (losses) on hedging transactions	(95,953)	81,912	311,359
Reclassification adjustment for realized (gains) losses included in net earnings, net of minority interest of $(51,324), $(86,986) and $0 for 2003, 2004 and 2005 respectively	(3,088,583)	(121,149)	54,101

Total other comprehensive income (loss) before income taxes	(2,030,334)	424,023	(4,176,430)
Income tax expense (benefit) related to items of other comprehensive income, net of minority interest of $0 for 2003 and 2004 and $(5,534) for 2005 respectively	(630,673)	65,933	(783,351)

Other comprehensive income (loss)	(1,399,661)	358,090	(3,393,079)

Total comprehensive income	$6,014,749	$15,115,065	$11,263,331

See accompanying notes to consolidated financial statements.

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2004 and 2005

(1)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying consolidated financial statements of American Safety Insurance Holdings, Ltd. (“American Safety”) and its subsidiaries and American Safety Risk Retention Group Inc. (“American Safety RRG”), a non-subsidiary risk retention group affiliate (collectively, the “Company”) are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates, based on the best information available, in recording transactions resulting from business operations. The balance sheet amounts that involve a greater extent of accounting estimates and/or actuarial determinations subject to future changes are the Company’s invested assets, deferred income taxes, and the liabilities for unpaid losses and loss adjustment expenses. As additional information becomes available (or actual amounts are determinable), the recorded estimates may be revised and reflected in operating results. While management believes that these estimates are adequate, such estimates may change in the future.

(b)	Description of Common Stock — Voting and Ownership Rights

The authorized share capital of the Company is 20 million shares, consisting of 15 million common shares, par value $.01 per share (“Common Shares”), and 5 million preferred shares, par value $.01 per share (“Preferred Shares”). The Common Shares are validly issued, fully paid, and non-assessable. There are no provisions of Bermuda law or the Company’s Bye-Laws which impose any limitations on the rights of shareholders to hold or vote Common Shares by reason of such shareholders not being residents of Bermuda. Holders of Common Shares are entitled to receive dividends ratably when and as declared by the Board of Directors out of funds legally available therefore.

Each holder of Common Shares is entitled to one vote per share on all matters submitted to a vote of the Company’s shareholders, subject to the 9.5% voting limitation described below. All matters, including the election of directors, voted upon at any duly held shareholders meeting shall be authorized by a majority of the votes cast at the meeting by shareholders represented in person or by proxy, except (i) approval of a merger, consolidation or amalgamation; (ii) the sale, lease, or exchange of all or substantially all of the assets of the Company; and (iii) amendment of certain provisions of the Bye-Laws, which each require the approval of at least 66 2/3 % of the outstanding voting shares (in addition to any regulatory or court approvals). The Common Shares have non cumulative voting rights, which means that the holders of a majority of the Common Shares may elect all of the directors of the Company and, in such event, the holders of the remaining shares will not be able to elect any directors.

The Bye-Laws contain certain provisions that limit the voting rights that may be exercised by certain holders of Common Shares. The Bye-Laws provide that each holder of Common Shares is entitled to one vote per share on all matters submitted to a vote of the Company’s shareholders, except that if, and so long as, the Controlled Shares (as defined below) of any person constitute 9.5% or more of the issued and outstanding Common Shares, the voting rights with respect to the Controlled Shares owned by such person shall be limited, in the aggregate, to a voting power of 9.5%, other than the voting rights of Frederick C. Treadway or Treadway Associates, L.P., affiliates of a founding shareholder of the Company. “Controlled Shares” mean (i) all shares of the Company directly, indirectly, or constructively owned by any person and (ii) all shares of the Company directly, indirectly, or beneficially owned by such person within the meaning of Section 13(d) of the Exchange Act (including any shares owned by a group of persons, as so

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

defined and including any shares that would otherwise be excluded by the provisions of Section 13(d)(6) of the Exchange Act). Under these provisions, if, and so long as, any person directly, indirectly, or constructively owns Controlled Shares having more than 9.5% of the total number of votes exercisable in respect of all shares of voting stock of the Company, the voting rights attributable to such shares will be limited, in the aggregate, to 9.5% of the total number of votes.

No holder of Common Shares of the Company shall, by reason only of such holder, have any preemptive right to subscribe to any additional issue of shares of any class or series nor to any security convertible into such shares.

(c)	Principles of Consolidation

The consolidated financial statements include the accounts of American Safety Insurance Holdings, Ltd., a Bermuda company, American Safety Reinsurance, Ltd.(“American Safety Re”), American Safety Assurance Ltd., (“ASA”) two 100%-owned licensed Bermuda insurance companies, American Safety Holdings Corp. (“American Safety Holdings”), a 100%-owned insurance holding company and American Safety Risk Retention Group, Inc. (“American Safety RRG”), a non-subsidiary risk retention group affiliate. American Safety Holdings in turn wholly owns American Safety Casualty Insurance Company (“American Safety Casualty”), a property and casualty insurance company, American Safety Insurance Services, Inc. (“ASI Services”), an underwriting and administrative subsidiary, Ponce Lighthouse Properties, Inc. (“Ponce”), the development company of the Harbour Village project, and Rivermar Contracting Company (“Rivermar”), the general contractor of the Harbour Village project. American Safety Casualty wholly owns American Safety Indemnity Company, a property and casualty excess and surplus lines insurance company. ASI Services wholly owns the following subsidiaries: Sureco Bond Services, Inc. (“Sureco”), a bonding agency; Environmental Claims Services, Inc. (“ECSI”), a claims consulting firm; American Safety Financial Corp., a financial services subsidiary; and American Safety Purchasing Group, Inc., which acts as a purchasing group for the placement of business with American Safety Casualty.

In accordance with FASB Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities (VIEs) and FASB Interpretation No. 46 Revised (FIN 46R), the accompanying financial statements consolidate American Safety RRG, based on its status as VIE and the Company’s status as the primary beneficiary of the VIE. A minority interest has been established for the equity holders of American Safety RRG. The accompanying financial statements also de-consolidate American Safety Capital Trust, American Safety Capital Trust II and American Safety Capital Trust III (“American Safety Capital”, “American Safety Capital II” and “American Safety Capital III”, respectively) based on their status as variable interest special purpose entities of the Company’s status as not being the primary beneficiary. American Safety Capital, American Safety Capital II and American Safety Capital III are accounted for under the equity method.

All significant intercompany balances have been eliminated, as appropriate, in consolidation.

(d)	Business Environment

The following is a description of certain risks facing the Company and its subsidiaries:

Legal/ Regulatory Risk is the risk that changes in the legal or regulatory environment in which an insurer operates will create additional expenses not anticipated by the insurer in pricing its products and beyond those recorded in the financial statements. That is, regulatory initiatives

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

designed to reduce insurer profits or otherwise affecting the industry in which the insurer operates, new legal theories or insurance company insolvencies through guaranty fund assessments, may create costs for the insurer beyond those recorded in the financial statements. The Company attempts to mitigate this risk by actively writing insurance business in several states, thereby spreading this risk over a large geographic area.

The Potential Risk of United States Taxation of Bermuda Operations. Under current Bermuda law, American Safety is not required to pay any taxes in Bermuda on either income or capital gains. American Safety has received an undertaking from the Minister of Finance in Bermuda that will exempt American Safety from taxation until the year 2016 in the event of any such taxes being imposed. Whether a foreign corporation is engaged in a United States trade or business or is carrying on an insurance business in the United States depends upon the level of activities conducted in the United States. If the activities of a foreign company are “continuous, regular, and considerable,” the foreign company will be deemed to be engaged in a United States trade or business. Due to the fact that American Safety will continue to maintain an office in Bermuda and American Safety’s, American Safety Re’s and American Safety Assurance’s, sole business is reinsuring contracts via treaty reinsurance agreements, which are all signed outside of the United States, American Safety does not consider itself to be engaged in a trade or business in the United States and, accordingly, does not expect to be subject to United States income taxes. This position is consistent with the position taken by various other entities that have similar operational structures as American Safety.

However, because the Internal Revenue Code of 1986, as amended, the Treasury Regulations and court decisions do not definitively identify activities that constitute being engaged in a United States trade or business, and because of the factual nature of the determination, there can be no assurance that the Internal Revenue Service will not contend that American Safety or its Bermuda insurance subsidiary are engaged in a United States trade or business. In general, if American Safety or its Bermuda insurance subsidiaries are considered to be engaged in a United States trade or business, it would be subject to (i) United States Federal income tax on its taxable income that is effectively connected with a United States trade or business at graduated rates and (ii) the 30 percent branch profits tax on its effectively connected earnings and profits deemed repatriated from the United States. Certain subsidiaries of American Safety are, however subject to U.S. Federal and state income tax, as they are domiciled and conduct business in the United States.

Credit Risk is the risk that issuers of securities owned by the insurer or secured notes receivable will default or that other parties, including reinsurers that have obligations to the insurer, will not pay or perform. The Company attempts to mitigate this risk by adhering to a conservative investment strategy, by obtaining sufficient collateral for secured note obligations and by maintaining sound reinsurance, credit and collection policies.

Interest Rate Risk is the risk that interest rates will change and cause a decrease in the value of an insurer’s investments. The Company attempts to mitigate this risk by attempting to match the maturities of its assets with the expected payouts of its liabilities.

(e)	Investments

Fixed maturity securities for which the Company has the positive intent and ability to hold to maturity are classified as “held to maturity” and are reported at amortized cost. Fixed maturity and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as “trading” and are reported at fair value, with unrealized gains and losses included in earnings. Fixed maturity and equity securities not classified as either held to

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

maturity or trading are classified as “available for sale” and are reported at fair value, with unrealized gains and losses (net of deferred taxes) charged or credited as a component of accumulated other comprehensive income.

While it is the Company’s intent to hold fixed maturity securities until the foreseeable future or until maturity, it may sell such securities in response to, among other things, market conditions, liquidity needs, or interest rate fluctuations. At December 31, 2004 and 2005, the Company considered all of its fixed maturity securities as available-for-sale.

Investment income is recorded as earned on the accrual basis and includes amortization of premiums and accretion of discounts using the interest method. Realized gains or losses on disposal of investments are determined on a specific identification basis and are included in revenues. Investments in real estate are carried at the lower of cost or fair value plus capitalized development costs. Premiums and discounts arising from the purchase of mortgage-backed securities are treated as yield adjustments over their estimated lives.

The Company’s portfolio managers routinely monitor and evaluate the difference between the cost and fair value of our investments. Additionally, credit analysis and/or credit rating issues related to specific investments may trigger more intensive monitoring to determine if a decline in market value is other than temporary. For investments with a market value below cost, the process includes evaluating the length of time and the extent to which cost exceeds market value, the prospects and financial condition of the issuer, and evaluation for a potential recovery in market value, among other factors. This process is not exact and further requires consideration of risks such as credit risk, which to a certain extent can be controlled, and interest rate risk, which cannot be controlled. Therefore, if an investment’s cost exceeds its market value solely due to changes in interest rates, impairment may not be appropriate. If, after monitoring and analysis, the Company believes that a decline in fair value is other than temporary, the Company adjusts the amortized cost of the security and reports a realized loss in the consolidated statements of earnings.

(f)	Recognition of Premium Income

General liability premiums are estimated based upon the annual revenues of the underlying insureds. Additional or return premiums are recognized for differences between provisional premiums billed and estimated ultimate general liability premiums due when the final audit is complete after the policy has expired. General liability, surety, commercial auto, other commercial lines and workers’ compensation premiums are recorded ratably over the policy period with unearned premium calculated on a pro rata basis over the lives of the underlying coverages.

(g)	Deferred Policy Acquisition Costs

The costs of acquiring business, primarily commissions and premium tax expenses, are deferred (to the extent they are recoverable from future premium income) and amortized to earnings in relation to the amount of premiums earned. If necessary, investment income is considered in the determination of the recoverability of deferred policy acquisition costs. Deferred revenue results when reinsurance ceding commissions received exceed the related deferred acquisition costs for direct and assumed business.

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

An analysis of deferred policy acquisition costs follows:

	Years Ended December 31,

	2003	2004	2005

Balance, beginning of period	$8,550,919	$11,960,495	$11,559,188
Acquisition costs deferred	25,227,293	26,127,415	27,581,361
Costs amortized during the period	(21,817,717)	(26,528,722)	(28,511,675)

Balance, end of period	$11,960,495	$11,559,188	$10,628,874

(h)	Unpaid Losses and Loss Adjustment Expenses

The Company provides a liability for unpaid losses and loss adjustment expenses based upon aggregate case estimates for reported claims and estimates for incurred but not reported losses. Because of the length of time required for the ultimate liability for losses and loss adjustment expenses to be determined for certain lines of business underwritten, the Company has limited experience upon which to base an estimate of the ultimate liability. For these lines, management has established loss and loss adjustment expense reserves based on actuarial methods that determine ultimate losses and loss adjustment expenses utilizing a combination of both industry and the Company’s reporting and settlement patterns, as appropriate. One primary set of actuarial methods utilized, Bornhuetter-Ferguson, entails developing an initial expected loss ratio based upon gross ultimate losses from prior accident years, estimating the portion of ultimate losses expected to be reported and unreported, and adding the actual reported losses to the expected unreported losses to derive the indicated ultimate losses. However, the net amounts that will ultimately be paid to settle the liability may be more or less than the estimated amounts provided.

(i)	Income Taxes

For subsidiaries subject to taxation, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(j)	Reinsurance

Reinsurance contracts do not relieve the Company from its obligation to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk to minimize its exposure to significant losses from reinsurer insolvencies. Reinsurance recoverables on unpaid losses and prepaid reinsurance represent amounts recoverable from reinsurers for unpaid losses and unearned ceded reinsurance premiums, respectively.

(k)	Goodwill and Intangibles

The Company adopted SFAS 142 on January 1, 2002. Under SFAS 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Prior to adoption, the Company amortized goodwill

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

over a 20 year period. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives (but with no maximum life).

At December 31, 2004 and 2005, the Company had $1,467,000 of goodwill.

In accordance with the disclosure requirements of SFAS 142 goodwill and intangibles there was no amortization recorded in net income for the years ended December 31, 2003, 2004 and 2005 respectively.

(l)	Net Earnings Per Share

Basic earnings per share and diluted earnings per share are computed by dividing net earnings by the weighted average number of shares outstanding for the period (basic EPS) plus dilutive shares subject to stock options (diluted EPS).

Earnings per share are as follows:

	2003	2004	2005

Weighted average shares outstanding	5,105,770	6,863,619	6,736,938
Shares attributable to stock options	127,946	479,260	426,954

Weighted average common and common equivalents	5,233,716	7,342,879	7,163,892

Earnings per share:
Basic	$1.45	$2.15	$2.18
Diluted	$1.42	$2.01	$2.05

(m)	Employee Stock Options

At December 31, 2005, the Company had an employee stock option plan, which is described more fully in Note 13. The Company applies the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting to the plan. No compensation expense is reflected in net earnings as all options granted under the stock option plan have an exercise price equal to the market value of the underlying common stock on the date of grant. The majority of options in the plan vest evenly over a three year period. The following table illustrates the effect on net earnings and earnings per share,

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

assuming the fair value recognition provisions of SFAS No. 123R Accounting for Share Based Payments had been applied.

	Year Ending December 31,

	2003	2004	2005

	(In thousands, except per
	share amounts)
Net earnings
As reported	$7,414	$14,757	$14,656
Effect of stock options	(188)	(199)	(454)

Pro forma net earnings	$7,226	$14,558	$14,202

Net earnings per share:
Basic — as reported	$1.45	$2.15	$2.18
Basic — pro forma	$1.42	$2.12	$2.11
Diluted — as reported	$1.42	$2.01	$2.05
Diluted — pro forma	$1.40	$1.98	$1.99

(n)	Accounting Pronouncements

During the last two years, the Financial Accounting Standard Board (FASB) has issued a number of accounting pronouncements with various effective dates.

In December 2004, the FASB issued a revised version of SFAS 123, SFAS 123(R), Share- Based Payments, which finalizes the accounting for stock options. The statement requires that compensation related to share based payment transactions be recognized in the financial statements. The cost will be measured based on the grant date fair value of the equity instrument issued. The Company plans to adopt SFAS 123(R) in the first quarter of 2006.

In November 2005, the FASB issued Staff Position Number FAS 115-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (FSP 115-1). FSP 115-1 addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. It also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in FSP 115-1 amends FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, and was effective January 1, 2006.

(o)	Revenue Recognition of Real Estate

The Company recognizes revenue from the sale of real estate when the title to each individual unit or boat slip passes to the purchaser. When the title passes, the Company uses a percentage of completion method, based on the ratio of actual costs to total estimated costs (including allocated common costs that may not yet have been expended) to recognize revenue. The revenue recognized relates only to units and boat slips that have closed that meet the criteria in paragraph 37 for SFAS 66, Accounting for Sales of Real Estate. The actual and estimated costs refer to costs that are allocated to each individual unit or boat slip. The difference between total sales price and the revenue recognized is set up as deferred revenue and is recognized as the additional costs of each unit are incurred. Please see Note 3 herein for more information regarding the Company’s real estate operations.

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

(p)	Capitalizing Costs on Real Estate

The Company capitalizes the following costs with respect to real estate: (a) project costs, which include acquisition, design and planning costs, and construction costs, all of which are directly associated with the project; (b) taxes and insurance incurred during the planning, design and construction periods; (c) costs of amenities (since these items will transfer to an owner’s association at no charge when the project is complete); (d) interest costs on qualifying assets until the assets are ready for their intended use; and (e) indirect costs of construction management and supervision.

(q)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, money market instruments and other debt instruments with a maturity of 90 days or less when purchased.

(r)	Derivatives

The Company has limited activity with derivative financial instruments. They are not used for trading purposes, nor does the Company engage in leveraged derivative transactions. At December 31, 2005, the Company’s outstanding derivative contracts were interest swaps related to certain of its trust preferred obligations. See note 8. The Company recognizes unrealized gain or loss on these interest rate swaps as interest rates change.

(s)	Reclassifications

Certain items in the prior periods’ financial statements have been reclassified to conform to the 2005 presentation. In 2005 the Company changed its segment presentation, see Note 10.

(2)	Investments

Net investment income is summarized as follows:

	Years Ended December 31,

	2003	2004	2005

Fixed maturities	$5,735,889	$9,695,664	$13,567,965
Common stock securities	12,264	195,009	367,697
Preferred stock securities	—	—	23,149
Short-term investments and cash	337,367	298,305	914,171

	6,085,520	10,188,978	14,872,982
Less investment expenses	284,984	416,256	557,091

Net investment income	$5,800,536	$9,772,722	$14,315,891

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

Realized and unrealized gains and losses were as follows:

	Years Ended December 31,

	2003	2004	2005

Realized gains:
Fixed maturities	$3,125,760	$182,336	$91,077
Common stock securities	57,806	118,952	154,906

Total gains	3,183,566	301,288	245,983

Realized losses:
Fixed maturities	(36,756)	(66,977)	(250,383)
Common stock securities	(6,903)	(26,176)	(49,701)

Total losses	(43,659)	(93,153)	(300,084)

Net realized gains (losses)	$3,139,907	$208,135	$(54,101)

Changes in unrealized gains (losses):
Fixed maturities	$(2,493,177)	$(758,834)	$(5,496,515)
Common stock securities	173,806	905,625	643,499
Preferred stock securities	—	—	106,100

Net change in unrealized gains (losses)	$(2,319,371)	$146,791	$(4,746,916)

At December 31, 2004 and 2005, the Company did not hold fixed-maturity securities, which individually exceeded 10% of shareholders’ equity, except U.S. government, and government agency securities.

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

The amortized cost and estimated fair values of investments at December 31, 2004 and 2005 are as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value

December 31, 2004
Fixed maturities:
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$65,887,315	$800,811	$467,383	$66,220,743
States of the U.S. and political subdivisions of the states	31,067,197	425,269	168,348	31,324,118
Corporate securities	90,742,305	1,618,821	650,822	91,710,304
Mortgage-backed securities	97,243,632	306,453	747,761	96,802,324

Total fixed maturities	$284,940,449	$3,151,354	$2,034,314	$286,057,489

Common stock	$14,001,929	$1,455,131	$375,700	$15,081,360

December 31, 2005
Fixed maturities:
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$86,740,033	$547,669	$1,311,628	$85,976,073
States of the U.S. and political subdivisions of the states	64,740,408	386,303	498,465	64,628,246
Corporate securities	84,763,525	618,765	1,598,413	83,783,877
Mortgage-backed securities	132,992,335	56,265	2,579,971	130,468,629

Total fixed maturities	$369,236,301	$1,609,002	$5,988,477	$364,856,826

Common stock	$19,983,174	$2,721,304	$998,374	$21,706,103

Preferred stock	$3,500,900	$106,100	$—	$3,607,000

The amortized cost and estimated fair values of fixed maturities at December 31, 2005, by contractual maturity are shown below. Expected maturities may differ from contractual maturities as certain borrowers may have the right to call or prepay obligations with or without call or prepayment penalty.

	Amortized	Estimated Fair
	Cost	Value

Due in one year or less	$36,205,149	$35,833,780
Due after one year through five years	108,950,946	107,332,422
Due after five years through ten years	54,520,516	53,864,556
Due after ten years	36,567,355	37,357,439
Mortgage-backed securities	132,992,335	130,468,629

Total	$369,236,301	$364,856,826

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

Bonds with an amortized cost of $24,206,791 and $34,405,204 were on deposit with insurance regulatory authorities at December 31, 2004 and 2005 in accordance with statutory requirements.

The fair value of the investments in debt securities can fluctuate greatly as a result of changes in interest rates. The Company believes that the declines in fair value noted below primarily resulted from changes in interest rates rather then credit issues.

Therefore, the Company has no concern regarding the ultimate collectibility of the security value, and accordingly, has not recorded any impairment write-down. The tables below show the securities the Company is holding which have been held at a loss for less than 12 months and greater than 12 months at December 31, 2004 and December 31, 2005 respectively.

	Less Than 12 Months		12 Months or Longer		Total

	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

December 31, 2004
US Treasury Securities & other government corp and agencies	$34,809,793	$(235,002)	$5,228,784	$(232,381)	$40,038,577	$(467,383)
States of the US and political subdivisions of the states	9,673,457	(85,510)	6,793,847	(82,838)	16,467,304	(168,348)
Corporate securities	38,933,122	(413,969)	7,147,250	(236,853)	46,080,372	(650,822)
Mortgage-backed securities	31,599,014	(145,174)	19,610,565	(602,587)	51,209,579	(747,761)

Subtotal, fixed maturities	115,015,386	(879,655)	38,780,446	(1,154,659)	153,795,832	(2,034,314)
Common stock	3,163,470	(339,797)	165,743	(35,903)	3,329,213	(375,700)

Total temporarily impaired securities	$118,178,856	$(1,219,452)	$38,946,189	$(1,190,562)	$157,125,045	$(2,410,014)

	Less Than 12 Months		12 Months or Longer		Total

	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

December 31, 2005
US Treasury Securities & other government corp and agencies	$39,303,992	$(546,902)	$25,829,191	$(764,727)	$65,133,183	$(1,311,628)
States of the US and political subdivisions of the states	27,795,435	(329,164)	5,921,758	(169,302)	33,717,193	(498,465)
Corporate securities	30,765,595	(614,456)	34,496,894	(983,957)	65,262,490	(1,598,413)
Mortgage-backed securities	85,185,338	(1,360,455)	34,261,657	(1,219,516)	119,446,995	(2,579,971)

Subtotal, fixed maturities	183,050,361	(2,850,976)	100,509,500	(3,137,501)	283,559,861	(5,988,477)
Common stock	4,590,179	(502,397)	1,994,090	(495,977)	6,584,269	(998,374)

Total temporarily impaired securities	$187,640,540	$(3,353,372)	$102,503,590	$(3,633,479)	$290,144,130	$(6,986,851)

(3)	Investment in Real Estate

The Company’s investment in real estate is known as Harbour Village Golf and Yacht Club (“Harbour Village”) comprised of 173 acres of property in Ponce Inlet, Florida that was acquired in

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

foreclosure during April 1999. At the date of foreclosure the Company evaluated the carrying value of its investment in real estate by comparing the fair value of the foreclosed collateral to the book value of the underlying loan and accrued interest. As the book value of the loan and accrued interest was less than the fair value of the collateral, no loss was recognized on foreclosure and the book balance of the loan and accrued interest became the basis of the real estate.

The Harbour Village project is substantially complete as all units are sold and closed. The Company does not expect to engage in any further real estate activities. No additional revenue from Harbour Village is expected. There will be some ongoing expenses for the project associated with legal, insurance and other matters.

(4)	Financial Instruments

The carrying amounts for short-term investments, cash, premiums receivable, commissions receivable, accrued investment income, ceded premiums payable, funds held, collateral held and accounts payable and accrued expenses approximate their fair values due to the short-term nature of these instruments.

Estimated fair values for fixed maturities were provided by outside consultants using market quotations, prices provided by market makers or estimates of fair values obtained from yield data relating to investment securities with similar characteristics.

(5)	Reinsurance

Excess and Surplus Lines

Environmental

The Company has excess of loss reinsurance treaties with various reinsurers for the Company’s general liability line of business. These treaties provide varying levels of reinsurance protection depending on the date the underlying insurance policy was written.

Construction

The Company previously had excess of loss treaties with various reinsurers for the Company’s construction line of business. These treaties provide varying levels of reinsurance protection depending on the date the underlying insurance policy was written.

Effective July 1, 2005, the Company discontinued purchasing excess of loss reinsurance on our construction insurance business. The Company made this decision after performing a loss cost and dynamic financial analysis and concluding that our reinsurance purchases were uneconomical. The Company believes that retaining this exposure and not ceding a large percentage of premiums to the reinsurance market will enhance our balance sheet.

Surety

For our surety business, we entered into a quota share reinsurance treaty during the second quarter of 2004 which provides reinsurance for a single bond limit not to exceed $3.0 million, subject to a maximum for any one principal of $6.0 million. We retain a 50% participation in this treaty with the balance reinsured by unaffiliated reinsurers.

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

Alternative Risk Transfer

Specialty Programs

The Company’s program business division buys various forms of reinsurance on both a quota share basis as well as an excess of loss basis. These treaties cover the majority of risks written by the Company in this division. Where appropriate, collateral is obtained from the reinsurers to secure their obligations.

Runoff

Workers’ Compensation

The Company has excess of loss treaties with various reinsurers. These treaties provide varying levels of reinsurance protection depending on the date the underlying insurance policy was written.

The approximate effects of reinsurance on the financial statement accounts listed below are as follows:

	Years Ended December 31,

	2003	2004	2005

	(In thousands)
Written premiums:
Direct	$203,586	$221,733	$237,961
Assumed	9,081	(157)	(81)
Ceded	(81,189)	(89,655)	(97,328)

Net	$131,478	$131,921	$140,552

Earned premiums:
Direct	$175,916	$223,715	$231,518
Assumed	8,486	4,000	(81)
Ceded	(75,068)	(91,324)	(92,901)

Net	$109,334	$136,391	$138,536

Losses and loss adjustment expenses incurred:
Direct	$119,114	$153,167	$159,668
Assumed	7,309	4,379	2,031
Ceded	(60,589)	(64,043)	(77,293)

Net	$65,834	$93,503	$84,406

Unpaid loss and loss adjustment expenses:
Direct	$218,741	$307,185	$379,332
Assumed	11,363	14,438	15,541
Ceded	(115,061)	(137,583)	(160,895)

Net	$115,043	$184,040	$233,978

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

(6)	Income Taxes

Total income tax expense for the years ended December 31, 2003, 2004 and 2005 was allocated as follows:

	2003	2004	2005

Tax expense attributable to:
income from continuing operations	$2,675,375	$3,695,950	$1,391,747
Unrealized gain on hedging transactions	32,624	27,851	105,861
Unrealized gain (losses) on securities available-for-sale	(663,297)	38,082	(894,746)

Total	$2,044,702	$3,761,883	$602,862

U.S. Federal and state income tax expense (benefit) from continuing operations consists of the following components:

	2003	2004	2005

Current	$6,323,726	$2,300,361	$3,455,663
Deferred	(3,648,351)	1,395,589	(2,063,916)

Total	$2,675,375	$3,695,950	$1,391,747

The state income tax components aggregated $213,718, $677,840 and $307,485 for the years ended December 31, 2003, 2004 and 2005, respectively.

Income tax expense from continuing operations for the years ended December 31, 2003, 2004 and 2005 differed from the amount computed by applying the U.S. Federal income tax rate of 34% to earnings before Federal income taxes as a result of the following:

	2003	2004	2005

Expected income tax	$3,430,527	$6,273,995	$5,456,373
Foreign earned income not subject to direct taxation	(540,000)	(3,132,853)	(3,488,277)
Valuation allowance	—	—	(554,515)
State taxes and other	(215,152)	554,808	(21,834)

Total income tax	$2,675,375	$3,695,950	$1,391,747

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

Deferred income taxes are based upon temporary differences between the financial statement and tax bases of assets and liabilities. The following deferred taxes are recorded:

	December 31,

	2004	2005

Deferred tax assets:
Loss reserve discounting	$7,565,625	$9,288,244
Unearned premium reserves	3,145,646	3,118,965
Difference between tax and GAAP basis of Harbour Village project	366,348	—
Difference between tax and GAAP method of Harbour Village project	146,738	—
Warranty reserve	282,556	154,980
Unrealized loss on securities	—	500,823
Other	611,443	348,009

Gross deferred tax assets	12,118,356	13,411,021
Valuation allowance	(554,515)	—

Gross deferred tax assets after valuation allowance	11,563,841	13,411,021
Deferred tax liabilities:
Deferred acquisition costs	2,033,536	1,477,230
Unrealized gain on securities	288,062	—
NOL Carryforward	(88,443)	—
Other	249,696	—

Gross deferred tax liabilities	2,482,851	1,477,230

Net deferred tax assets	$9,080,990	$11,933,791

The Company believes it is more likely than not that it will realize the full benefit of the deferred tax assets; therefore, a valuation allowance has not been established against these assets. However, given the historical loss position of American Safety RRG (RRG), it had established a 100% valuation allowance on its net deferred tax assets totaling $554,515 at December 31, 2004. In 2005, RRG reduced income tax expense by reversing this valuation allowance as the realizability of the deferred tax assets changed due to RRG’s profitability. This reduction in income tax expense was offset by an increase in minority interest expense and had no overall effect on the earnings or shareholders’ equity of the Company.

(7)	Insurance Accounting

The consolidated financial statements have been prepared in conformity with GAAP which vary in certain respects, for the Company, American Safety Casualty, American Safety Indemnity and American Safety RRG, from statutory accounting practices prescribed or permitted by regulatory authorities. Statutory accounting practices include state laws, regulations, and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners (the “NAIC”). In its March 1998 meeting, the NAIC membership adopted the Codification of Statutory Accounting Principles Project (the “Codification”) as the NAIC-supported basis of accounting. The Codification was approved with a provision allowing for commissioner discretion in

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

determining appropriate statutory accounting for insurers. Accordingly, such discretion will continue to allow prescribed or permitted accounting practices that may differ from state to state.

The maximum amount of dividends the Company’s insurance subsidiaries can pay out without prior written approval from the subsidiaries’ domicile state insurance commissioners, is limited to the greater of 10% of surplus as regards to policyholders or net income, excluding realized capital gains of the preceding year. Dividends are also limited to the amount of unassigned surplus.

The National Association of Insurance Commissioners (the “NAIC”) has established risk-based capital (“RBC”) requirements to help state regulators monitor the financial strength and stability of property and casualty insurers by identifying those companies that may be inadequately capitalized. Under the NAIC’s requirements, each insurer must maintain its total capital above a calculated threshold or take corrective measures to achieve the threshold. The threshold of adequate capital is based on a formula that takes into account the amount of risk each company faces on its products and investments. The RBC formula takes into consideration four major areas of risk: (i) asset risk which primarily focuses on the quality of investments; (ii) insurance risk which encompasses coverage-related issues and anticipated frequency and severity of losses when pricing and designing insurance coverages; (iii) interest rate risk which involves asset/liability matching issues; and (iv) other business risks.

American Safety Casualty, American Safety Indemnity and American Safety RRG have calculated their RBC level and have determined that their capital and surplus is in excess of threshold requirements.

The Bermuda Insurance Act of 1978 and related regulations (the “Act”) requires American Safety Re to meet a minimum solvency margin. American Safety Re’s statutory capital and surplus as of December 31, 2003, 2004 and 2005 was $19,333,539, $30,292,863 and $38,586,734, respectively, and the amounts required to be maintained by the Company were $7,530,329 $9,576,055 and $12,868,524, respectively. American Safety Assurance, Ltd (ASA) capital and surplus as of December 31, 2004 and 2005 was $44,646 and $1,480,424 respectively. ASA is required to maintain a minimum of $120,000 in capital. In addition, a minimum liquidity ratio must be maintained whereby relevant assets, as defined by the Act, must exceed 75% of relevant liabilities. Once these requirements have been met, there is no restriction on the remaining retained earnings available for distribution.

(8)	Loans Payable

Trust Preferred Offerings

During 2003 American Safety Capital and American Safety Capital II, both non-consolidated, wholly-owned subsidiaries of the Company, issued $8 million and $5 million, respectively, of variable rate 30-year trust preferred securities. The proceeds are being used by the Company to support the growth of its insurance business. The securities require interest payments on a quarterly basis calculated at a floating rate of LIBOR + 4.2% and LIBOR + 3.95% for American Safety Capital and American Safety Capital II, respectively. The securities can be redeemed by the Company commencing five years from the date of original issuance.

During 2005, the American Safety Capital Trust III a non-consolidated wholly-owned subsidiary of the Company, issued a 30-year trust preferred obligation in the amount of $25 million. This obligation bears a fixed interest rate of 8.31% for the first five years and LIBOR plus 3.4% thereafter. Interest is payable on a quarterly basis and the securities may be called at the Company’s option in five years.

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

The underlying debt obligations between the Company and American Safety Capital and American Safety Capital II expose the Company to variability in interest payments due to changes in interest rates. Management entered into an interest rate swap for these trust preferred offerings to manage that variability. Under each interest rate swap, the Company receives variable interest payments and makes fixed interest rate payments to the applicable capital trust entity, thereby creating fixed rate long-term debt. The overall effective fixed rate expense as a result of this hedge is 7.1% and 7.6% for American Safety Capital and American Safety Capital II, respectively, over the first five years of the obligation.

Interest expense for the twelve months ended December 31, 2004 and December 31, 2005 includes no gains or losses from the interest rate swaps. Changes in fair value of the interest rate swaps designated as hedging instruments of the variability of cash flow associated with a floating rate, long-term debt obligation are reported in accumulated other comprehensive income. The gross unrealized gains and (losses) on the interest rate swaps at December 31, 2004 and December 31, 2005 were $192,589 and $347,481 for American Safety Capital and $(14,724) and $141,742 for American Safety Capital II, respectively. The interest rate swaps are 100% effective at December 31, 2005.

Other Borrowings

The Company has trust preferreds payable totaling $37,810,099 that mature after 2010.

(9)	Related Party and Affiliate Transactions

ASI Services, American Safety’s underwriting and administrative services subsidiary, leases office space from an entity which is owned by certain directors, officers and shareholders of the Company. The lease commenced on March 1, 2001 and expires on August 31, 2007. The Company paid rent of $533,093 and $512,666 in 2005 and 2004, respectively.

(10)	Segment Information

The Company initially segregates its business into the following segments: Real Estate Operations, Insurance Operations, and Other. The Insurance Operations segment is further classified into three additional lines: Excess and Surplus Lines (E&S), Alternative Risk Transfer (ART), and Runoff lines. The E&S lines is then further classified into three reportable lines of business: Environmental Specialty (Env.), Construction (Const.), and Surety. ART is then further classified into two reportable lines of business: Specialty Programs (Programs) and Fully Funded (FF).

Real estate consists of the Harbour Village project in Ponce Inlet, Florida as discussed in Note 3 herein.

In our E&S line, Environmental Specialty writes insurance coverages for the environmental remediation industry. Construction provides commercial casualty insurance coverages, generally in the area of construction and products liability. Surety provides payment and performance bonds to the environmental remediation industry.

In our ART line, Specialty Programs facilitates the offering of insurance to homogeneous niche groups of risks. Fully funded provides a mechanism for insureds to post collateral and self-insure their risks. We are paid a fee for arranging this type of transaction.

The Other segment consists of amounts associated with realized gains and losses on investments and also for rescission expenses.

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

The Company measures all segments using net income, total assets and total equity. The Reportable Insurance Operations segments are measured by net premiums earned, incurred losses and loss adjustment expenses and acquisition expenses. Assets are not allocated to the Reportable Insurance Operations segments. The following table presents key financial data by segment for years ended December 31, 2003, December 31, 2004 and December 31, 2005 (in thousands):

		Insurance

		E&S			ART
	Real
December 31, 2003	Estate	Env.	Const.	Surety	Programs	FF	Runoff	Other	Total

Gross premiums written	—	34,603	85,793	737	73,152	538	17,844	—	212,667
Net premiums written	—	27,233	73,572	734	15,152	—	14,787	—	131,478
Net premiums earned	—	22,446	57,379	670	14,068	—	14,771	—	109,334
Loss & loss adjustment expenses	—	9,361	34,440	(635)	8,200	—	14,468	—	65,834
Acquisition expenses	—	6,441	12,413	175	589	(62)	2,262	—	21,818
Underwriting profit (loss)	—	6,644	10,526	1,130	5,279	62	(1,959)	—	21,682
Income tax expense (benefit)	1,338			381				956	2,675
Net earnings (loss)	2,218			7,076				(1,880)	7,414
Assets	53,327			460,721				212	514,260
Equity	15,661			79,845				(163)	95,343

		Insurance

		E&S			ART
	Real
December 31, 2004	Estate	Env.	Const.	Surety	Programs	FF	Runoff	Other	Total

Gross premiums written	—	44,157	96,905	1,725	76,264	1,281	1,243	—	221,575
Net premiums written	—	35,024	77,894	1,174	17,273	257	299	—	131,921
Net premiums earned	—	32,152	79,781	1,138	16,516	89	6,715	—	136,391
Loss & loss adjustment expenses	—	15,094	56,131	477	10,929	—	10,872	—	93,503
Acquisition expenses	—	7,729	17,767	249	324	(120)	579	—	26,528
Underwriting profit (loss)	—	9,329	5,883	412	5,263	209	(4,736)	—	16,360
Income tax expense (benefit)	4,670			(1,368)				394	3,696
Net earnings	7,816			4,263				2,678	14,757
Assets	8,729			575,148				283	584,160
Equity	5,547			103,319				(86)	108,780

		Insurance

		E&S			ART
	Real
December 31, 2005	Estate	Env.	Const.	Surety	Programs	FF	Runoff	Other	Total

Gross premiums written	—	51,014	95,406	2,581	85,138	3,822	(81)	—	237,880
Net premiums written	—	41,477	78,026	1,345	19,712	2,037	(2,045)	—	140,552
Net premiums earned	—	38,081	81,908	1,148	18,297	956	(1,854)	—	138,536
Loss & loss adjustment expenses	—	19,253	51,925	1,411	10,298	—	1,519	—	84,406
Acquisition expenses	—	9,848	17,745	342	1,112	(240)	(295)	—	28,512
Underwriting profit (loss)	—	8,980	12,238	(605)	6,887	1,196	(3,078)	—	25,618
Income tax expense (benefit)	351			604				437	1,392
Net earnings	209			13,618				829	14,656
Assets	3,031			694,104				—	697,135
Equity	756			117,679				—	118,435

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

Additionally, the Company conducts business in the following geographic segments: United States and Bermuda. Significant differences exist in the regulatory environment in each country. Those differences include laws regarding the measurable information about the insurance geographic segments for the years ended December 31, 2003, December 31, 2004 and December 31, 2005 (in thousands):

December 31, 2003	United States	Bermuda	Total

Income tax	2,675	—	2,675
Net earnings	5,827	1,587	7,414
Assets	410,177	104,083	514,260
Equity	50,445	44,898	95,343

December 31, 2004	United States	Bermuda	Total

Income tax	3,696	—	3,696
Net earnings	5,543	9,214	14,757
Assets	449,322	134,838	584,160
Equity	56,126	52,654	108,780

December 31, 2005	United States	Bermuda	Total

Income tax	1,392	—	1,392
Net earnings	4,396	10,260	14,656
Assets	529,768	167,367	697,135
Equity	59,002	59,433	118,435

(11)	Commitments and Contingencies

At December 31, 2004 and 2005, the Company had aggregate outstanding irrevocable letters of credit which had not been drawn amounting to $2,000,000 in favor of the Vermont Department of Banking, Insurance, Securities and Health Care Administration. Investments in the amount of $2,000,000 have been pledged as collateral to the issuing bank.

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

(12)	Liability for Unpaid Loss and Loss Adjustment Expenses

Activity in the liability for unpaid claims and claim adjustment expenses is summarized as follows:

	Years Ended December 31,

	2003	2004	2005

	(In thousands)
Unpaid loss and loss adjustment expenses, January 1	$179,164	$230,104	$321,623
Reinsurance recoverable on unpaid losses and loss adjustment expenses January 1	109,543	115,061	137,583

Net unpaid loss and loss adjustment expenses, January 1	69,621	115,043	184,040

Incurred related to:
Current year	60,598	79,101	81,800
Prior years	5,236	14,402	2,606

Total incurred	65,834	93,503	84,406

Paid related to:
Current year	2,490	2,567	2,501
Prior years	17,922	21,939	31,967

Total paid	20,412	24,506	34,468

Net unpaid loss and loss adjustment expenses, December 31	115,043	184,040	233,978
Reinsurance recoverable on unpaid loss and loss adjustment expenses, December 31	115,061	137,583	160,895

Unpaid loss and loss adjustment expenses, December 31	$230,104	$321,623	$394,873

The reserve development for prior years for 2003, 2004 and 2005 occurred in the following business lines:

	Year Ended December 31,

	2003	2004	2005

	(In thousands)
Excess and Surplus Lines
Environmental	$(457)	$94	$(754)
Construction	1,602	7,700	2,204
Surety	(791)	37	311

	354	7,831	1,761
Alternative Risk Transfer
Programs	191	1,496	(266)
Runoff	4,691	5,075	1,111

Total	$5,236	$14,402	$2,606

Construction line reserve development in 2005 for prior years was primarily attributable to the commutation of reinsurance contracts with a former reinsurer. This transaction resulted in the Company recognizing losses of $1.0 million. In 2005, the runoff lines’ reserve development for prior years was due to $1.2 million of increases in reserves on the Company’s excess municipality program. Construction line reserve development in 2004 was attributable to developing losses on

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

(i) certain New York contractor risks written in 2001 and (ii) a change in actuarial reserving methodologies to reflect risk categories. Exposure to New York contractor risks was significantly reduced during 2002 and 2003.

Management continually attempts to improve its loss estimation process by refining its ability to analyze loss development patterns, claims payments and other information, but many reasons remain for potential adverse development of estimated ultimate liabilities. For example, the uncertainties inherent in the loss estimation process have become increasingly subject to changes in legal trends. In recent years, this trend has expanded the liability of insureds, established new liabilities and reinterpreted contracts to provide unanticipated coverage long after the related policies were written. Such changes from past experience significantly affect the ability of insurers to estimate the liabilities for unpaid losses and related expenses.

Management recognizes the higher variability associated with certain exposures and books of business and considers this factor when establishing liabilities for losses. Management currently believes the Company’s gross and net liabilities are adequate.

The net liabilities for losses and loss adjustment expenses maintained by the Company’s insurance subsidiaries are equal under both statutory accounting practices and GAAP.

(13)	Stock Options

The Company’s stock option plan grants incentive stock options to employees. The options have a term of 10 years. The exercise price is equal to the fair market value at the date of grant. The majority of our options generally vest over three years. At December 31, 2005, 430,627 shares were available for future grants.

The intrinsic value method is used to value stock options in accordance with APB No. 25. Under this method, we do not recognize compensation cost for stock options provided the option price equals fair market value at the date of grant. Under the terms of the stock option plan, the exercise price is equal to the fair market value at the date of grant.

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

The following table shows the stock option activity for the Company during 2003, 2004 and 2005.

		Weighted Average
	Option Shares	Exercise Price

Outstanding at December 31, 2002	958,350	$8.34
2003 activity:
Granted	307,000	8.85
Exercised	(1,500)
Canceled	(253,800)	—

Outstanding at December 31, 2003	1,010,050	$7.57

2004 activity:
Granted	136,500	13.68
Exercised	(77,005)	—
Canceled	(20,764)	—

Outstanding at December 31, 2004	1,048,781	$8.25

2005 activity:
Granted	31,000	16.26
Exercised	(165,768)	—
Canceled	(32,580)	—

Outstanding at December 31, 2005	881,433	$8.62

Of the 1,010,050 outstanding options at December 31, 2003, 636,550 were exercisable.

Of the 1,048,781 outstanding options at December 31, 2004, 633,615 were exercisable.

Of the 881,433 outstanding options at December 31, 2005, 599,183 were exercisable.

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

The following table summarizes information about stock options outstanding at December 31, 2005:

		Weighted
		Average	Weighted			Weighted
		Remaining	Average			Average
	Number	Contractual	Exercise	Grant	Number	Exercise
Range of Exercise Price	Outstanding	Life	Price	Year	Exercisable	Price

$11.00	50,000	2.13	11.00	1998	50,000	$11.00
9.50	63,450	3.13	9.50	1999	63,450	9.50
6.00	51,900	5.11	6.00	2000	51,900	6.00
6.00	258,000	5.04	6.00	2001	258,000	6.00
8.85	64,416	6.17	8.85	2002	64,416	8.85
6.75	65,584	9.04	6.75	2003	46,056	6.75
8.57	195,000	9.46	8.57	2003	25,000	8.57
11.20	1,000	7.54	11.20	2003	667	11.20
13.62	500	8.42	13.62	2004	167	13.62
13.77	10,000	8.58	13.77	2004	3,333	13.77
13.67	90,583	8.08	13.67	2004	36,194	13.67
15.99	1,000	9.08	15.99	2005	—	—
16.72	5,000	9.75	16.72	2005	—	—
16.18	25,000	9.90	16.18	2005	—	—

$ 6.00-16.72	881,433	6.63	$8.62		599,183	$7.77

For the pro-forma information presented in Note 1(m), the fair value of each option granted during 2003, 2004 and 2005 was estimated on the date of grant using the Black-Scholes multiple option approach with the following assumptions: dividend yield of 0.0% in 2003, 2004 and 2005, respectively; expected volatility of 41.80%, 41.33% and 39.29% in 2003, 2004 and 2005, respectively; risk-free interest rate of 3.5% for 2003 through 2005 and expected life from the grant dates ranging from 0.50 years to 10.00 years.

The Company expects to grant additional awards in future years. The Company granted options in 2003, 2004 and 2005 at an amount deemed to be fair market value at the date of grant. See Note 1(m) for more information.

(14)	Litigation

The Company, through its subsidiaries, is routinely a party to pending or threatened litigation or arbitration disputes in the normal course of its business. Based upon information presently available, in view of legal and other defenses available to the Company’s subsidiaries, management does not believe that any pending or threatened litigation or arbitration disputes will have any material adverse effect on the Company’s financial condition or operating results, except for the following matters.

Acquisition Rescission Litigation. In April 2000, the Company filed a lawsuit in the U.S. District Court for the Northern District of Georgia for damages and, alternatively, to rescind the stock purchase of a Michigan insurance agency and two related insurance companies specializing in insurance program business based upon the sellers’ breach of the representations and warranties made in the definitive agreements concerning the business affairs and financial condition of the acquired companies. This case and related litigation were settled in December 2005 with the release of 109,716 shares of escrowed stock and cash of $355,000 payable to the various defendants.

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

Assumed Reinsurance Litigation. The Company is a defendant in several cases, liquidation actions and reinsurance claims, collectively identified as the “National Warranty” issue. American Safety Reinsurance was an excess of loss reinsurer through a reinsurance treaty with National Warranty Risk Retention Group (“National Warranty”) that, in turn, provided insurance coverage to automobile dealerships and other providers that became obligors pursuant to extended automobile warranty contracts they sold to consumers. National Warranty filed for liquidation in the Cayman Islands (the location of its legal creation). This liquidation had a cascading effect, including the subsequent filing of bankruptcy by various obligors of vehicle service contracts insured by National Warranty. As a result, there are potentially over one million vehicle service contracts that are not being honored by the obligors.

The liquidators of National Warranty have made claims in excess of $24 million pursuant to two reinsurance contracts issued by American Safety Reinsurance to National Warranty. In addition, purchasers of vehicle service contracts have made claims against American Safety Reinsurance, including a claim by one purchaser group for $10 million. Lastly, claims have been made by sellers/obligors of the vehicle service contracts who were insured by National Warranty. One case has been certified as a class action, although the Company is appealing that determination. The Company continues to believe that American Safety Reinsurance has valid defenses to the claims including, among others, that it had commuted its obligations under reinsurance treaties, its liability is limited to the amount of coverage provided under the policies and that most of the claimants cannot make claims directly against it.

Donald Griggs et al. v. American Safety Reinsurance, Ltd. Et al., Case No 2003-31509, Circuit Court, Seventh District, Volusia County, Florida. Seven plaintiffs filed suit against the Company and three of its subsidiaries seeking to recover a $2,100,000 loan made by the plaintiffs in 1986 to Ponce Marina, Inc., the former owner of the Harbour Village property. The plaintiffs claimed that the Company was responsible for the repayment of the loan, with interest. The plaintiffs propounded four theories of liability and the court granted judgment for the Company on three of the theories. However, the court entered judgment on August 10, 2005 against the Company for $3,426,703, which includes interest, on the remaining theory. The court held that the Company, as a condition of its loan, required the former owner to demand that the plaintiffs take certain actions as to their loan, to their detriment and to the benefit of the Company, and thus, the Company had entered into a quasi-contract with the plaintiffs to repay their loan with interest.

The Company filed an appeal in December 2005. Based on the merits of the case and the likelihood of ultimate payment, the Company has not established an accrual for the decision.

Dick Sizemore v. American Safety Insurance Services, Inc. Et al., Case No 2005-31704, Circuit Court of Volusia County, Florida. ASI Services, its parents and a number of its affiliates are defendants in a suit brought by an individual who contends that defendants are liable to him for a debt owed to him by ASI Services’ former borrowers, Ponce Marina, Inc. and Herman McMurray, in the amount of $400,000 plus interest and costs. The plaintiff also intends to seek class certification for the case on these claims. On January 27, 2006, the trial court dismissed the case. The plaintiff was permitted to file an amended complaint on or before March 6, 2006. The plaintiff filed an amended complaint on March 7, 2006, alleging various theories of recovery. The Company continues to vigorously defend this case, as it believes that the case is without merit.

Baber v. Boroweic v. American Safety Casualty Insurance Company This case arises out of a claim brought by the Baber family against two lawyers (“the Boroweics”) for legal malpractice who were insured by American Safety Casualty Insurance Company (“American Safety Casualty”) under a lawyer’s professional liability program underwritten and managed through American Safety Casualty’s program manager Professional Coverage Managers, Inc. During the adjustment of this

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

claim, American Safety Casualty issued a reservation of rights letter, denied the claim based on a coverage issue, rejected a policy limits demand and intervened into the underlying suit.

The Babers and Boroweics eventually entered into a “Morris Agreement” wherein the Babers agreed not to pursue any judgment against the Boroweics. Rather, the Boroweics assigned their bad faith rights against American Safety Casualty to the Babers. The court found this to be reasonable and also found that the Babers, as a result of the accident, had incurred $11 million in damages. The Babers sued American Safety Casualty for bad faith. This case was settled out of court in December 2005 for $5.5 million.

American Safety Casualty is billing reinsurers under a 90/10 Quota Share treaty with a $2.0 million ECO/ XPL limit and also has a Clash Cover treaty with a $5.0 million limit, and anticipates $1.3 million of the loss to be its ultimate exposure, which was recorded in 2005.

AMERICAN SAFETY INSURANCE HOLDINGS, LTD.
SELECTED QUARTERLY FINANCIAL DATA
(UNAUDITED)
      The following table presents the quarterly results of consolidated operations for 2004 and 2005 (dollars in thousands, except per share amounts):

2004	Mar. 31	June 30	Sept. 30	Dec. 31

Operating revenues*	$50,173	$54,629	$57,096	$52,758
Income before taxes	4,811	4,541	4,448	4,652
Net earnings	3,650	4,097	3,258	3,753
Comprehensive income (loss)	5,933	(1,439)	6,639	3,982
Net earnings per share:
Basic	$0.53	$0.59	$0.47	$0.56
Diluted	0.49	0.55	0.45	0.52
Common stock price ranges:
High	$16.00	$18.30	$15.21	$16.45
Low	13.00	13.50	9.94	12.83

2005	Mar. 31	June 30	Sept. 30	Dec. 31

Operating revenues*	$40,088	$38,687	$34,911	$42,243
Income before taxes	3,897	3,431	4,430	4,290
Net earnings	3,646	3,139	3,347	4,524
Comprehensive income	147	7,002	344	3,770
Net earnings per share:
Basic	$0.54	$0.47	$0.50	$0.67
Diluted	0.50	0.44	0.47	0.63
Common stock price ranges:
High	$16.24	$15.75	$17.98	$17.98
Low	14.27	14.20	15.17	16.10

*	Operating revenues are total revenues less realized gains and losses.

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. (PARENT ONLY)
SCHEDULE II — CONDENSED BALANCE SHEETS
DECEMBER 31, 2004 AND 2005

	2004	2005

ASSETS
Investment in subsidiaries	$91,915,835	$104,160,885
Other investments:
Fixed maturities	10,246,304	4,753,607
Common Stock	5,839,306	9,125,625
Short term investments	392,576	110,231
Secured note receivable from affiliate	2,500,000	2,500,000

Total other investments	18,978,186	16,489,463
Cash and cash equivalents	67,040	1,518
Accrued investment income	84,137	48,615
Other assets	165,497	21,570

Total assets	$111,210,695	$120,722,051

LIABILITIES AND SHAREHOLDERS’ EQUITY
Due to related party	$2,322,556	$2,107,973
Accounts payable and accrued expenses	8,456	78,831

Total liabilities	2,331,012	2,186,804

Preferred stock	100,000	100,000

Common stock	67,817	67,537
Additional paid in capital	51,067,506	49,460,019
Accumulated other comprehensive earnings (losses), net	1,843,418	(1,549,661)
Retained earnings	55,800,942	70,457,352

Total shareholders’ equity	108,779,683	118,435,247

Total liabilities and shareholders’ equity	$111,210,695	$120,722,051

See accompanying independent auditors’ report.

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. (PARENT ONLY)
SCHEDULE II — CONDENSED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	2003	2004	2005

Revenues:
Investment income	$79,077	$515,024	$314,437
Realized gains (losses) on sales of investments	—	7,283	(20,140)
Other income (loss)	(500,000)	—	—

Total Revenues	(420,923)	522,304	294,297

Expenses:
Losses and LAE incurred	(630,077)	—	—
Other underwriting expenses	853,030	1,792,178	1,398,267

Total Expenses	222,953	1,792,178	1,398,267

Net loss before equity in net earnings of subsidiary	(643,876)	(1,269,874)	(1,103,970)
Equity in net earnings of subsidiary	8,058,286	16,026,849	15,760,380

Net earnings	$7,414,410	$14,756,975	$14,656,410

See accompanying independent auditors’ report.

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. (PARENT ONLY)
SCHEDULE II — STATEMENTS OF CASH FLOW
YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	2003	2004	2005

Cash flow from operating activities:
Net loss before equity in earnings of subsidiary	$(643,876)	$(1,269,874)	$(1,103,970)
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:
Change in operating assets and liabilities:
Accrued investment income	326,175	104,179	35,522
Premiums receivable/payable	485,225	—	—
Due from/to affiliate	856,898	(752,043)	(214,583)
Unpaid losses and loss adjustment expenses	(1,715,525)	—	—
Accounts payable and accrued expenses	52,974	(176,678)	70,375
Assumed loss and LAE payable	(199,991)	—	—
Other, net	(245,507)	797,694	135,766

Net cash used in operating activities	(1,083,627)	(1,296,722)	(1,076,890)
Cash flow from investing activities:
Decrease (increase) in investments	(29,339,562)	7,428,345	2,456,282
Investment in subsidiary	—	(4,307,242)	—
Decrease (increase) in short term investments	(431,372)	52,796	282,345

Net cash provided by (used in) investing activities	(29,770,934)	3,173,899	2,738,627
Cash flow from financing activities:
Proceeds from sale of common stock	26,876,525	638,495	1,218,455
Stock repurchase payments	—	(2,485,209)	(2,945,714)

Net cash provided by (used in) financing activities	26,876,525	(1,846,714)	(1,727,259)

Net (decrease) increase in cash	(3,978,036)	30,463	(65,522)
Cash and cash equivalents, beginning of year	4,014,613	36,577	67,040

Cash and cash equivalents, end of year	$36,577	$67,040	$1,518

See accompanying independent auditors’ Report.

AMERICAN SAFETY INSURANCE HOLDINGS, LTD. (PARENT ONLY)
SCHEDULE II — CONDENSED STATEMENTS OF COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	2003	2004	2005

Net earnings	$7,414,410	$14,756,975	$14,656,410
Other comprehensive income (loss):
Unrealized gains (losses) on securities available-for sale, net of minority interest of $(141,761) $(108,334) and $(259,129) for 2003, 2004 and 2005, respectively	1,154,202	463,260	(4,541,890)
Unrealized gains (losses) on hedging transactions	(95,953)	81,912	311,359
Reclassification adjustment for realized (gains) losses included in net earnings, net of minority interest of $(51,324) ($86,986) and $0 for 2003, 2004 and 2005, respectively	(3,088,583)	(121,149)	54,101

Total other comprehensive income (loss) before income taxes	(2,030,334)	424,023	(4,176,430)
Income tax expense (benefit) related to items of other comprehensive income, net of minority interest of $0 for 2003 and 2004 and $(5,534) for 2005 respectively	(630,673)	65,933	(783,351)

Other comprehensive income (loss)	(1,399,661)	358,090	(3,393,079)

Total comprehensive income	$6,014,749	$15,115,065	$11,263,331

See accompanying independent auditors’ report.

AMERICAN SAFETY INSURANCE HOLDINGS, LTD.
SCHEDULE III — SUPPLEMENTAL INFORMATION CONCERNING
PROPERTY-CASUALTY INSURANCE OPERATIONS

	Column B	Column C	Column D	Column E	Column F	Column G	Column H		Column I	Column J	Column K

							Claims and
							Claim
							Adjustment
		Reserves for					Expenses
		Unpaid					Incurred
	Deferred	Claims and	Discount,				Related to		Amortization of
	Policy	Claim	if any,	Net	Net	Net			Deferred Policy	Other	Net
	Acquisition	Adjustment	Deducted in	Unearned	Earned	Investment	Current	Prior	Acquisition	Operating	Premiums
	Costs	Expenses	Column C	Premiums	Premiums	Income(1)	Year	Years	Costs	Expenses(1)	Written

	(Dollars in thousands)
2003
E&S
Environmental	$3,318	$20,700	—	$16,528	$22,446	—	$9,818	$(457)	$6,148	—	$27,233
Construction	7,700	60,176	—	43,280	57,379	—	32,838	1,602	12,712	—	73,572
Surety	44	340	—	159	670	—	156	(791)	174	—	734

	11,062	81,216		59,967	80,495		42,812	354	19,034		101,539
ART
Program	134	13,746	—	6,257	14,068	—	8,009	191	643	—	15,152
Fully Funded	(46)	—	—	—	—	—	—	—	(62)	—	—

	88	13,746	—	6,257	14,068		8,009	191	581		15,152
Runoff	810	20,081	—	6,605	14,771	—	9,777	4,691	2,203	—	14,787

Total	$11,960	$115,043		$72,829	$109,334	$5,801	$60,598	$5,236	$21,818	$23,684	$131,478

2004
E&S
Environmental	$4,107	$32,889	—	$19,384	$32,152	—	$15,000	$94	$5,714	—	$35,024
Construction	7,337	107,414	—	41,393	79,781	—	48,431	7,700	19,352	—	77,894
Surety	38	270	—	195	1,138	—	440	37	249	—	1,174

	11,482	140,573		60,972	113,071		63,871	7,831	25,315		114,092
ART
Programs	269	18,810	—	6,993	16,516	—	9,433	1,496	(2,910)	—	17,273
Fully Funded	(192)	0	—	168	89	—	—	—	(120)	—	257

	77	18,810		7,161	16,605		9,433	1,496	(3,030)		17,530
Runoff	—	24,657	—	211	6,715	—	5,797	5,075	4,244	—	299

Total	$11,559	$184,040		$68,344	$136,391	$9,773	$79,101	$14,402	$26,529	$19,932	$131,921

2005
E&S
Environmental	$4,569	$45,205	—	$27,779	$38,081	—	$20,007	$(754)	$9,848	—	$41,477
Construction	6,457	142,919	—	37,510	81,908	—	49,721	2,204	17,745	—	78,026
Surety	91	220	—	391	1,148	—	1,100	311	342	—	1,345

	11,117	188,344		60,680	121,138		70,828	1,761	27,935		120,848
ART
Programs	(234)	21,412	—	8,432	18,297	—	10,375	(266)	1,112	—	19,712
Fully Funded	(254)	—	—	1,248	956	—	189	—	(240)	—	2,037

	(488)	21,412		9,680	19,253		10,564	(266)	872		21,749
Runoff	—	24,222	—	—	(1,854)	—	408	1,111	(295)	—	(2,045)

Total	$10,629	$233,978		$70,360	$138,536	$14,316	$81,800	$2,606	$28,512	$23,970	$140,552

(1)	The Company does not allocate net investment income or other operating expenses to the various business segments. See accompanying independent auditors’ report.

AMERICAN SAFETY INSURANCE HOLDINGS, LTD.
SCHEDULE IV — REINSURANCE
YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

			Assumed		Percentage of
		Ceded to	from		Amount
Property-Liability Insurance	Gross	Other	Other	Net	Assumed to
Premiums Earned	Amount	Companies	Companies	Amount	Net

	(Dollars in thousands)
United States
December 31, 2003	$175,916	$75,268	$8,486	$109,134	7.8%
December 31, 2004	$223,715	$91,324	$4,000	$136,391	2.9
December 31, 2005	$231,518	$92,901	$(81)	$138,536	(0.1)
Bermuda
December 31, 2003	—	$(200)	—	$200	—
December 31, 2004	—	—	—	—	—
December 31, 2005	—	—	—	—	—
Combined Total
December 31, 2003	$175,916	$75,068	$8,486	$109,334	7.8
December 31, 2004	$223,715	$91,324	$4,000	$136,391	2.9
December 31, 2005	$231,518	$92,901	$(81)	$138,536	(0.1)
See accompanying independent auditors’ report.

4,953,087 Shares
AMERICAN SAFETY INSURANCE HOLDINGS, LTD.
Common Shares

PROSPECTUS

Keefe, Bruyette & Woods

Raymond James

BB&T Capital Markets
                                                                   a division of Scott & Stringfellow, Inc.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
      The estimated expenses to be paid in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions, are as follows:

SEC Registration Statement filing fees		$10,630

NASD fees	$	*
Listing fees	$	*
Trustees’ fees and changes (including counsel)	$	*
Accounting fees and expenses	$	*
Legal fees	$	*
Printing and preparation of Registration Statement, Prospectus, etc.	$	*
Blue Sky fees and expenses	$	*
Miscellaneous	$	*

Total	$	*

*	To be filed by amendment.

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

American Safety Insurance Holdings, Ltd.
      American Safety Insurance is incorporated under the laws of Bermuda. Section 98 of the Companies Act, 1981 of Bermuda (the “Companies Act”) provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of Bermuda law otherwise would be imposed on them, except in cases where that liability arises from the fraud or dishonesty of which that director, officer or auditor may be guilty in relation to American Safety Insurance. Section 98 further provides that a Bermudian company may indemnify its directors, officers and auditors against liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or they are acquitted or in which they are acquitted or granted relief by the Supreme Court of Bermuda in certain proceedings arising under Section 281 of the Companies Act.
      American Safety Insurance has adopted provisions in its Bye-Laws that provide that American Safety Insurance will indemnify its directors and officers, and their heirs, executors and administrators, against all actions, costs, charges, losses, damages and expenses which they incur by or by reason of any act done, concurred in or omitted in the execution of their duties, or supposed duties, or for any loss, misfortune or damage which may happen in the execution of those duties, provided that this indemnity will not extend to any matter in respect of any fraud or dishonesty which may attach to any of those individuals. American Safety Insurance has also adopted provisions in its Bye-Laws that provide that each shareholder of American Safety Insurance and American Safety Insurance itself agrees to waive any claim or right of action he or it might have, whether individually or by or in the right of American Safety Insurance, against any director or officer on account of any action taken by that director or officer, or the failure of that director or officer to take any action, in the performance of his duties, or supposed duties, with or for American Safety Insurance, provided that this waiver will not extend to any matter in respect of any fraud or dishonesty which may attach to that director or officer.
      The underwriting agreement provides for reciprocal indemnification between American Safety Insurance and the underwriters against certain liabilities in connection with the offering, including liabilities under the Securities Act. Reference is made to the form underwriting agreement filed herewith as Exhibit 1.1.

      American Safety Insurance has in force and effect an insurance policy insuring our directors and officers against losses which they or any of them will become legally obligated to pay by reason of any actual or alleged error or misstatement or misleading statement or act or omission or neglect or breach of duty by the directors and officers in the discharge of their duties, individually or collectively, or any matter claimed against them solely by reason of their being directors or officers. This coverage is limited by the specific terms and provisions of the insurance policies.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES
      On May 22, 2003, American Safety Capital Trust issued $8,000,000 of its Floating Rate InCapS Trust Preferred Securities to InCapS Funding I, Ltd. and 248,000 of its common securities to American Safety Holdings Corp., and in connection therewith, American Safety Holdings Corp., issued $8,248,000 aggregate principal amount of its Floating Rate Junior Subordinated Notes due 2033 to the Trust. Sandler O’Neill & Partners, L.P. acted as placement agent. This transaction was exempt from registration pursuant to Regulation D and Section 4(2) under the Securities Act.
      On September 30, 2003, American Safety Capital Trust II issued $5,000,000 of its Floating Rate Trust Preferred Securities to DeKania CDO I, Ltd. and 160,000 of its common securities to American Safety Holdings, Corp., and in connection therewith, American Safety Holdings Corp issued $5,160,000 aggregate principal amount of its Junior Subordinated Notes due 2033 to the Trust. This transaction was exempt pursuant to Regulation S under the Securities Act.
      On November 18, 2005, American Safety Capital Trust III issued $25,000,000 of its Fixed/ Floating Rate Trust Preferred Securities to Keefe, Bruyette & Woods, Inc. and 774,000 of its common securities to American Safety Holdings Corp., and in connection therewith, American Safety Holdings Corp. issued $25,774,000 aggregate principal amount of its Junior Subordinated Notes due 2035 to the Trust. This transaction was exempt from registration pursuant to Regulation D and Section 4(2) under the Securities Act.

ITEM 16.	EXHIBITS
      The following exhibits are filed as part of this registration statement:

Exhibit		Description

*1	.1	Form of Underwriting Agreement

3.1		Memorandum of Association of American Safety Insurance Holdings, Ltd. (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the Registration Statement on Form S-1 of American Safety Insurance Holdings, Ltd. (Registration No. 333-42749) as filed with the SEC on January 27, 1998) and the Certificate of Incorporation of Change of Name

3.2		Bye-Laws of American Safety Insurance Holdings, Ltd. (incorporated by reference to Exhibit 3.2 to Amendment No. 1 to the Registration Statement on Form S-1 of American Safety Insurance Holdings, Ltd. (Registration No. 333-42749) as filed with the SEC on January 27, 1998)

4.1		Specimen Common Share Certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the Registration Statement on Form S-1 of American Safety Insurance Holdings, Ltd. (Registration No. 333-42749) as filed with the SEC on January 27, 1998)

4.2		Amended and Restated Declaration of Trust of American Safety Capital Trust dated as of May 22, 2003 among Wilmington Trust Company, as institutional trustee and Delaware trustee, American Safety Holdings Corp., as sponsor, American Safety Insurance Holdings, Ltd. (formerly known as American Safety Insurance Group, Ltd.), as guarantor, Steven B. Mathis, Stephen R. Crim and Fred J. Pinckney, as administrators (incorporated by reference to the Exhibits to the Company’s Current Report on Form 8-K filed May 22, 2003 (File No. 001-14795))

Exhibit		Description

4.3		Indenture dated as of May 22, 2003 between American Safety Holdings Corp., American Safety Insurance Holdings, Ltd. (formerly known as American Safety Insurance Group, Ltd.), as guarantor, and Wilmington Trust Company, as trustee (incorporated by reference to the Exhibits to the Company’s Current Report on Form 8-K filed May 22, 2003 (File No. 001-14795))

4.4		Guarantee Agreement dated as of May 22, 2003, between American Safety Insurance Holdings, Ltd. (formerly known as American Safety Insurance Group, Ltd.), as guarantor, and Wilmington Trust Company, as trustee (incorporated by reference to the Exhibits to the Company’s Current Report on Form 8-K filed May 22, 2003 (File No. 001-14795))

4.5		Amended and Restated Trust Agreement of American Safety Capital Trust II dated as of September 30, 2003 among American Safety Holdings Corp. as depositor, JPMorgan Chase Bank, as property trustee, Chase Manhattan Bank USA, National Association, as Delaware trustee, and Steven B. Mathis, Stephen R. Crim and Fred J. Pinckney, as administrative trustees (incorporated by reference to the Exhibits to the Current Report on Form 8-K filed October 15, 2003 (File No. 001-14795))

4.6		Junior Subordinated Indenture dated as of September 30, 2003 between American Safety Holdings Corp. and JPMorgan Chase Bank, as trustee (incorporated by reference to the Exhibits to the Current Report on Form 8-K filed October 15, 2003 (File No. 001-14795))

4.7		Guarantee Agreement dated as of September 30, 2003 among American Safety Holdings Corp., as guarantor, American Safety Insurance Holdings, Ltd., as parent guarantor and JPMorgan Chase Bank, as guarantee trustee (incorporated by reference to the Exhibits to the Current Report on Form 8-K filed October 15, 2003 (File No. 001-14795))

4.8		Common Securities Subscription Agreement dated as of September 30, 2003 between American Safety Holdings Corp. and American Safety Capital Trust II, together as offerors (incorporated by reference to the Exhibits to the Current Report on Form 8-K filed October 15, 2003 (File No. 001-14795))

4.9		Amended and Restated Declaration of Trust of American Safety Capital Trust III dated as of November 17, 2005 among American Safety Holdings Corp., as sponsor, Wilmington Trust Company, as institutional trustee and Delaware trustee, and Steven B. Mathis and Stephen R. Crim, as administrators (incorporated by reference to the Exhibits to the Current Report on Form 8-K dated November 16, 2005 (File No. 001-14795))

4.10		Indenture dated as of November 17, 2005 between American Safety Holdings Corp. and Wilmington Trust Company, as trustee (incorporated by reference to the Exhibits to the Current Report on Form 8-K dated November 16, 2005 (File No. 001-14795))

4.11		Guarantee Agreement dated as of November 17, 2005 between American Safety Holdings Corp., as guarantor, and Wilmington Trust Company, as guarantee trustee (incorporated by reference to the Exhibits to the Current Report on Form 8-K dated November 16, 2005 (File No. 001-14795))

4.12		Parent Guarantee Agreement dated as of November 17, 2005 between American Safety Insurance Holdings, Ltd. and Wilmington Trust Company (incorporated by reference to the Exhibits to the Current Report on Form 8-K dated November 16, 2005 (File No. 001-14795))

4.13		Subscription Agreement dated as of November 17, 2005 among American Safety Capital Trust III, American Safety Holdings Corp. and Keefe, Bruyette & Woods, Inc. (incorporated by reference to the Exhibits to the Current Report on Form 8-K dated November 16, 2005 (File No. 001-14795))

*5	.1	Opinion of Troutman Sanders LLP

*5	.2	Opinion of Appleby Spurling Hunter

*8	.1	Tax Opinion of Troutman Sanders LLP

10	.1+	Employment Agreement between American Safety Insurance Services, Inc. and Stephen R. Crim (incorporated by reference to Exhibit 10.1 to American Safety Insurance Holdings, Ltd.’s Current Report on Form 8-K dated March 21, 2005. (File No. 001-14795))

Exhibit		Description

10	.2+	Employment Agreement between American Safety Insurance Services, Inc. and Joseph D. Scollo (incorporated by reference to Exhibit 10.2 to American Safety Insurance Holdings, Ltd.’s Current Report on Form 8-K dated March 21, 2005 (File No. 001-14795))

10	.2a+	Amendment No. 1 to Employment Agreement between American Safety Insurance Services, Inc. and Joseph D. Scollo (incorporated by reference to Exhibit 10.1 to American Safety Insurance Holdings, Ltd.’s Current Report on Form 8-K dated January 1, 2006 (File No. 001-14795))

10	.3+	Employment Agreement between American Safety Insurance Services, Inc. and William C. Tepe (incorporated by reference to Exhibit 10.1 to American Safety Insurance Holdings, Ltd.’s Current Report on Form 8-K dated November 15, 2005 (File No. 001-14795))

10	.4+	Incentive Stock Option Plan (incorporated by reference to Exhibit 10.2 to Amendment No. 1 to the Registration Statement on Form S-1 of American Safety Insurance Holdings, Ltd.(Registration No. 333-42749) as filed with the SEC on January 27, 1998)

10	.5+	First Amendment to the Incentive Stock Option Plan (incorporated by reference to Exhibit 10.49(b) to the Registration Statement on Form S-1 of American Safety Insurance Holdings, Ltd. (Registration No. 333-100065) as filed with the SEC on September 25, 2002)

10	.6+	1998 Director Stock Award Plan (as amended through June 23, 2005) (incorporated by reference to Exhibit 10.3 to the Form 10-K of American Safety Insurance Holdings, Ltd. for the year ended December 31, 2005 (File No. 001-14795))

10.7		Lease Agreement between 1845 Tenants-In-Common (formerly known as Windy Hill Exchange, L.L.C.) and American Safety Insurance Services, Inc. (formerly known as Environmental Management Services, Inc.) for office space in Atlanta, Georgia (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-1 of American Safety Insurance Holdings, Ltd. (Registration No. 333-42749) as filed with the SEC on December 19, 1997)

10	.7(a)	First Amendment to Commercial Lease Agreement dated July 1, 1998 (incorporated by reference to Exhibit 10.4(a) to the Form 10-K of American Safety Insurance Holdings, Ltd. for the year ended December 31, 2005 (File No. 001-14795))

10	.7(b)	Second Amendment to Commercial Lease Agreement dated March 1, 2001 (incorporated by reference to Exhibit 10.4(b) to the Form 10-K of American Safety Insurance Holdings, Ltd. for the year ended December 31, 2005 (File No. 001-14795))

10	.7(c)	Third Amendment to Commercial Lease Agreement dated March 1, 2002 (incorporated by reference to Exhibit 10.4(c) to the Form 10-K of American Safety Insurance Holdings, Ltd. for the year ended December 31, 2005 (File No. 001-14795))

10	.7(d)	Fourth Amendment to Commercial Lease Agreement dated August 1, 2002 (incorporated by reference to Exhibit 10.4(d) to the Form 10-K of American Safety Insurance Holdings, Ltd. for the year ended December 31, 2005 (File No. 001-14795))

10.8		Amended and Restated Program Management Agreement dated as of May 31, 2002 among American Safety Insurance Services, Inc., American Safety Casualty Insurance Company, American Safety Indemnity Company and American Safety Risk Retention Group, Inc. (incorporated by reference to the Exhibits to Registrant’s Registration Statement filed September 25, 2002 on Form S-1 (Registration No. 333-100065))

12.1		Ratio of Earnings to Fixed Charges (incorporated by reference to Exhibit 12 to the Form 10-K of American Safety Insurance Holdings, Ltd. for the year ended December 31, 2005 (File No. 001-14795))

16		Letter from KPMG LLP regarding change in Certifying Accountant (incorporated by reference to the Exhibit to the Current Report on Form 8-K filed August 2, 2004 (File No. 001-4795))

21.1		Subsidiaries of American Safety Insurance Holdings, Ltd. (incorporated by reference to Exhibit 21 to the Form 10-K for American Safety Insurance Holdings, Ltd. for the year ended December 31, 2005 (File No. 001-14795))

*23	.1	Consent of Troutman Sanders LLP (included in Exhibit 5.1)

*23	.2	Consent of Appleby Spurling Hunter (included in Exhibit 5.2)

Exhibit		Description

*23	.3	Consent of Troutman Sanders LLP (included in Exhibit 8.1)

23.4		Consent of KPMG LLP

23.5		Consent of BDO Seidman, LLP

24.1		Power of Attorney (included on the signature page to this registration statement)

*	To be filed prior to the effectiveness of this registration statement by an amendment to this registration statement.
+ Management contract or compensatory plan or arrangement.

ITEM 17.	UNDERTAKINGS
      The undersigned registrant hereby undertakes that:

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(c) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, American Safety Insurance Holdings, Ltd. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on the 26th day of April, 2006

American Safety Insurance Holdings, Ltd.

By:	/s/ Stephen R. Crim

Stephen R. Crim
President and Chief Executive Officer
POWER OF ATTORNEY
      Each person whose signature appears below hereby constitutes and appoints each of Stephen R. Crim and William C. Tepe, individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, (1) to sign any and all amendments (including post-effective amendments) to this Registration Statement, (2) to sign any registration statement to be filed pursuant to Rule 462(b) under the Securities Act for the purpose of registering additional Common Shares for the same offering covered by this Registration Statement, and (3) to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
      PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON THE 26th DAY OF APRIL 2006.

Signature		Title	Date

By:	/s/ Stephen R. Crim Stephen R. Crim	President and Chief Executive Officer (Principal Executive Officer) and Director	April 26, 2006

By:	/s/ William C. Tepe William C. Tepe	Chief Financial Officer (Principal Financial and Accounting Officer)	April 26, 2006

By:	/s/ Cody W. Birdwell Cody W. Birdwell	Chairman of the Board, Director	April 26, 2006

By:	/s/ David V. Brueggen David V. Brueggen	Director	April 26, 2006

By:	/s/ Lawrence I. Geneen Lawrence I. Geneen	Director	April 26, 2006

Signature		Title	Date

By:	/s/ Frank D. Lackner Frank D. Lackner	Director	April 26, 2006

By:	/s/ William O. Mauldin, Jr. William O. Mauldin, Jr.	Director	April 26, 2006

By:	/s/ Thomas W. Mueller Thomas W. Mueller	Director	April 26, 2006

By:	/s/ William A. Robbie William A. Robbie	Director	April 26, 2006

By:	/s/ Jerome D. Weaver Jerome D. Weaver	Director	April 26, 2006

EXHIBIT INDEX

Exhibit		Description

*1	.1	Form of Underwriting Agreement

3.1		Memorandum of Association of American Safety Insurance Holdings, Ltd. (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the Registration Statement on Form S-1 of American Safety Insurance Holdings, Ltd. (Registration No. 333-42749) as filed with the SEC on January 27, 1998) and the Certificate of Incorporation of Change of Name

3.2		Bye-Laws of American Safety Insurance Holdings, Ltd. (incorporated by reference to Exhibit 3.2 to Amendment No. 1 to the Registration Statement on Form S-1 of American Safety Insurance Holdings, Ltd. (Registration No. 333-42749) as filed with the SEC on January 27, 1998)

4.1		Specimen Common Share Certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the Registration Statement on Form S-1 of American Safety Insurance Holdings, Ltd. (Registration No. 333-42749) as filed with the SEC on January 27, 1998)

4.2		Amended and Restated Declaration of Trust of American Safety Capital Trust dated as of May 22, 2003 among Wilmington Trust Company, as institutional trustee and Delaware trustee, American Safety Holdings Corp., as sponsor, American Safety Insurance Holdings, Ltd. (formerly known as American Safety Insurance Group, Ltd.), as guarantor, Steven B. Mathis, Stephen R. Crim and Fred J. Pinckney, as administrators (incorporated by reference to the Exhibits to the Company’s Current Report on Form 8-K filed May 22, 2003 (File No. 001-14795))

4.3		Indenture dated as of May 22, 2003 between American Safety Holdings Corp., American Safety Insurance Holdings, Ltd. (formerly known as American Safety Insurance Group, Ltd.), as guarantor, and Wilmington Trust Company, as trustee (incorporated by reference to the Exhibits to the Company’s Current Report on Form 8-K filed May 22, 2003 (File No. 001-14795))

4.4		Guarantee Agreement dated as of May 22, 2003, between American Safety Insurance Holdings, Ltd. (formerly known as American Safety Insurance Group, Ltd.), as guarantor, and Wilmington Trust Company, as trustee (incorporated by reference to the Exhibits to the Company’s Current Report on Form 8-K filed May 22, 2003 (File No. 001-14795))

4.5		Amended and Restated Trust Agreement of American Safety Capital Trust II dated as of September 30, 2003 among American Safety Holdings Corp. as depositor, JPMorgan Chase Bank, as property trustee, Chase Manhattan Bank USA, National Association, as Delaware trustee, and Steven B. Mathis, Stephen R. Crim and Fred J. Pinckney, as administrative trustees (incorporated by reference to the Exhibits to the Current Report on Form 8-K filed October 15, 2003 (File No. 001-14795))

4.6		Junior Subordinated Indenture dated as of September 30, 2003 between American Safety Holdings Corp. and JPMorgan Chase Bank, as trustee (incorporated by reference to the Exhibits to the Current Report on Form 8-K filed October 15, 2003 (File No. 001-14795))

4.7		Guarantee Agreement dated as of September 30, 2003 among American Safety Holdings Corp., as guarantor, American Safety Insurance Holdings, Ltd., as parent guarantor and JPMorgan Chase Bank, as guarantee trustee (incorporated by reference to the Exhibits to the Current Report on Form 8-K filed October 15, 2003 (File No. 001-14795))

4.8		Common Securities Subscription Agreement dated as of September 30, 2003 between American Safety Holdings Corp. and American Safety Capital Trust II, together as offerors (incorporated by reference to the Exhibits to the Current Report on Form 8-K filed October 15, 2003 (File No. 001- 14795))

4.9		Amended and Restated Declaration of Trust of American Safety Capital Trust III dated as of November 17, 2005 among American Safety Holdings Corp., as sponsor, Wilmington Trust Company, as institutional trustee and Delaware trustee, and Steven B. Mathis and Stephen R. Crim, as administrators (incorporated by reference to the Exhibits to the Current Report on Form 8-K dated November 16, 2005 (File No. 001-14795))

Exhibit		Description

4.10		Indenture dated as of November 17, 2005 between American Safety Holdings Corp. and Wilmington Trust Company, as trustee (incorporated by reference to the Exhibits to the Current Report on Form 8-K dated November 16, 2005 (File No. 001-14795))

4.11		Guarantee Agreement dated as of November 17, 2005 between American Safety Holdings Corp., as guarantor, and Wilmington Trust Company, as guarantee trustee (incorporated by reference to the Exhibits to the Current Report on Form 8-K dated November 16, 2005 (File No. 001-14795))

4.12		Parent Guarantee Agreement dated as of November 17, 2005 between American Safety Insurance Holdings, Ltd. and Wilmington Trust Company (incorporated by reference to the Exhibits to the Current Report on Form 8-K dated November 16, 2005 (File No. 001-14795))

4.13		Subscription Agreement dated as of November 17, 2005 among American Safety Capital Trust III, American Safety Holdings Corp. and Keefe, Bruyette & Woods, Inc. (incorporated by reference to the Exhibits to the Current Report on Form 8-K dated November 16, 2005 (File No. 001-14795))

*5	.1	Opinion of Troutman Sanders LLP

*5	.2	Opinion of Appleby Spurling Hunter

*8	.1	Tax Opinion of Troutman Sanders LLP

10	.1+	Employment Agreement between American Safety Insurance Services, Inc. and Stephen R. Crim (incorporated by reference to Exhibit 10.1 to American Safety Insurance Holdings, Ltd.’s Current Report on Form 8-K dated March 21, 2005. (File No. 001-14795))

10	.2+	Employment Agreement between American Safety Insurance Services, Inc. and Joseph D. Scollo (incorporated by reference to Exhibit 10.2 to American Safety Insurance Holdings, Ltd.’s Current Report on Form 8-K dated March 21, 2005 (File No. 001-14795))

10	.2a+	Amendment No. 1 to Employment Agreement between American Safety Insurance Services, Inc. and Joseph D. Scollo (incorporated by reference to Exhibit 10.1 to American Safety Insurance Holdings, Ltd.’s Current Report on Form 8-K dated January 1, 2006 (File No. 001-14795))

10	.3+	Employment Agreement between American Safety Insurance Services, Inc. and William C. Tepe (incorporated by reference to Exhibit 10.1 to American Safety Insurance Holdings, Ltd.’s Current Report on Form 8-K dated November 15, 2005 (File No. 001-14795))

10	.4+	Incentive Stock Option Plan (incorporated by reference to Exhibit 10.2 to Amendment No. 1 to the Registration Statement on Form S-1 of American Safety Insurance Holdings, Ltd.(Registration No. 333-42749) as filed with the SEC on January 27, 1998)

10	.5+	First Amendment to the Incentive Stock Option Plan (incorporated by reference to Exhibit 10.49(b) to the Registration Statement on Form S-1 of American Safety Insurance Holdings, Ltd. (Registration No. 333-100065) as filed with the SEC on September 25, 2002)

10	.6+	1998 Director Stock Award Plan (as amended through June 23, 2005) (incorporated by reference to Exhibit 10.3 to the Form 10-K of American Safety Insurance Holdings, Ltd. for the year ended December 31, 2005 (File No. 001-14795))

10.7		Lease Agreement between 1845 Tenants-In-Common (formerly known as Windy Hill Exchange, L.L.C.) and American Safety Insurance Services, Inc. (formerly known as Environmental Management Services, Inc.) for office space in Atlanta, Georgia (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-1 of American Safety Insurance Holdings, Ltd. (Registration No. 333-42749) as filed with the SEC on December 19, 1997)

10	.7(a)	First Amendment to Commercial Lease Agreement dated July 1, 1998 (incorporated by reference to Exhibit 10.4(a) to the Form 10-K of American Safety Insurance Holdings, Ltd. for the year ended December 31, 2005 (File No. 001-14795))

10	.7(b)	Second Amendment to Commercial Lease Agreement dated March 1, 2001 (incorporated by reference to Exhibit 10.4(b) to the Form 10-K of American Safety Insurance Holdings, Ltd. for the year ended December 31, 2005 (File No. 001-14795))

Exhibit		Description

10	.7(c)	Third Amendment to Commercial Lease Agreement dated March 1, 2002 (incorporated by reference to Exhibit 10.4(c) to the Form 10-K of American Safety Insurance Holdings, Ltd. for the year ended December 31, 2005 (File No. 001-14795))

10	.7(d)	Fourth Amendment to Commercial Lease Agreement dated August 1, 2002 (incorporated by reference to Exhibit 10.4(d) to the Form 10-K of American Safety Insurance Holdings, Ltd. for the year ended December 31, 2005 (File No. 001-14795))

10.8		Amended and Restated Program Management Agreement dated as of May 31, 2002 among American Safety Insurance Services, Inc., American Safety Casualty Insurance Company, American Safety Indemnity Company and American Safety Risk Retention Group, Inc. (incorporated by reference to the Exhibits to Registrant’s Registration Statement filed September 25, 2002 on Form S-1 (Registration No. 333-100065))

12.1		Ratio of Earnings to Fixed Charges (incorporated by reference to Exhibit 12 to the Form 10-K for American Safety Insurance Holdings, Ltd. for the year ended December 31, 2005 (File No. 001-14795))

16		Letter from KPMG LLP regarding change in Certifying Accountant (incorporated by reference to the Exhibit to the Current Report on Form 8-K filed August 2, 2004 (File No. 001-4795))

21.1		Subsidiaries of American Safety Insurance Holdings, Ltd. (incorporated by reference to Exhibit 21 to the Form 10-K for American Safety Insurance Holdings, Ltd. for the year ended December 31, 2005 (File No. 001-14795))

*23	.1	Consent of Troutman Sanders LLP (included in Exhibit 5.1)

*23	.2	Consent of Appleby Spurling Hunter (included in Exhibit 5.2)

*23	.3	Consent of Troutman Sanders LLP (included in Exhibit 8.1)

23.4		Consent of KPMG LLP

23.5		Consent of BDO Seidman, LLP

*	To be filed prior to the effectiveness of this registration statement by an amendment to this registration statement.

+	Management contract or compensatory plan or arrangement.